1-11639

Lucent Technologies

2005 Annual Report
Notice of 2006 Annual Meeting and Proxy Statement



06020240



PROCESSED
JAN 10 2006
THOMSON
FINANCIAL



Lucent Technologies
Bell Labs Innovations

LUCENT TECHNOLOGIES

Lucent Technologies designs and delivers the systems, services and software that drive next-generation communications networks. Supported by Bell Labs research and development, Lucent uses its strengths in mobility, optical, access, data and voice networking technologies, as well as services, to create new revenue-generating opportunities for its customers, while enabling them to quickly deploy and better manage their networks. Lucent's customer base includes communications service providers, governments and enterprises worldwide. For more information on Lucent Technologies, which has headquarters in Murray Hill, N.J., USA, visit www.lucent.com.

2005 FINANCIAL HIGHLIGHTS

(dollars in millions, except per share amounts)	*Year Ended September 30,*	*Year Ended September 30,*	
OPERATIONS	**2005**	**2004**	**Change**
Revenues	$ 9,441	$ 9,045	$ 396
Gross margin	4,124	3,779	345
Operating expenses	2,863	2,560	303
Operating income	1,261	1,219	42
Income tax benefit	151	939	(788)
Net income	1,185	2,002	(817)
Net income per diluted share	0.24	0.42	(0.18)
FINANCIAL POSITION			
Cash, cash equivalents and marketable securities	$ 4,930	$ 4,873	$ 57
Assets	16,400	16,963	(563)
Debt	5,434	5,990	(556)
Liabilities	16,025	18,342	(2,317)
Shareowners' equity (deficit)	375	(1,379)	1,754
OTHER INFORMATION			
Net cash provided by operating activities	$ 717	$ 634	$ 83
Stock price	$ 3.25	$ 3.17	$ 0.08
Employees	30,500	31,800	(1,300)

TO OUR SHAREOWNERS:

Fiscal 2005, which ended on September 30, 2005, was another solid year for Lucent Technologies. We delivered our second consecutive year of revenue growth and profitability in an industry that continues to undergo tremendous change as the boundaries between the telecom, media and Internet worlds continue to converge. In today's communications landscape, Internet companies are offering phone service, cable companies are offering broadband access to the Internet and traditional telecom companies are offering video clips in the palm of your hand. As a result, our customers are navigating a new market terrain, which translates into new challenges — and exciting opportunities — for Lucent.

Our ability to continue to deliver solid results in this ever-changing market environment can be attributed foremost to the talent and resolve of our people. They have worked tirelessly during the past few years transforming our company so we can better anticipate and serve the needs of our customers. Thanks to them, we have emerged from the most difficult period in our industry's history as a leaner, more agile and more innovative company.

Thanks to them, our customer loyalty scores are the highest they've ever been. And thanks to them, we are constantly reminded of the following simple truths:

- Companies develop and articulate strategies; people execute them.
- Companies define their core values; people live them.
- Companies invest in innovations; people create and use them to help change the world.

Let me provide some brief examples for each of these to illustrate how Lucent's people are contributing to our success while remaining focused on continuing to transform the way the world communicates.

EXECUTING OUR STRATEGY

For the past few years, you have heard us talk about the strategic choices we are making to invest in some of the fastest-growing areas of the telecommunications market. These areas include third-generation (3G) wireless, services, optical/data convergence, broadband access, multimedia applications and the next-generation network architecture known as Internet protocol Multimedia Subsystems, or IMS.

While we have been challenged by the declines in some of our more mature businesses, including circuit switching, we are making solid progress in each of the areas mentioned above, which are focused on the future. For example:

- We grew our wireless business 12 percent in fiscal 2005 and continue to hold a leadership position in spread-spectrum technology — the basis for the world's leading 3G wireless standards.
- We grew our services business 10 percent in fiscal 2005 and are making progress in some of the fastest-growing segments, including professional, managed and hosted services.
- We continued to strengthen our position in optical, offering solutions that give our service provider customers an easy, profitable way to sell data services to business subscribers.
- We have invested to support IP video on a broadband access platform, which has helped us participate in this growing market. In fact, one of our largest customers already has more than 200,000 live IPTV subscribers using our technology. Additionally, our new next-generation multimedia access platform supports IPTV over fiber, copper and WiMax.
- And we have introduced several new multimedia applications, including the Lucent Active Phonebook and iLocator, which have been well received by our service provider customers.



Patricia F. Russo
Chairman and Chief Executive Officer

In addition, we have established ourselves as a leader in IMS — the framework for the next generation of networks.

In recent years, many industry observers were focused on analyzing which equipment vendors were best positioned to capitalize on the emerging opportunities related to voice over Internet protocol (VoIP) — the technology used to transmit voice conversations over the Internet. As recently as last year, Lucent was not viewed as a leader in this space. We made it a priority to change that perception, and with a lot of hard work by our people, we have made firm progress.

From our researchers in Bell Labs to our developers in the product units to our representatives on the sales and marketing teams, we all understood that in order for our customers to attract and retain subscribers, they needed more than just VoIP. They needed networks that could support new services that *blend* voice, data, video and other multimedia content and applications in simple, seamless and secure ways that enhance people's lifestyles. IMS will enable exactly that, which will help our customers expand subscriber revenues.

IMS will enable next-generation networks that deliver the new converged services end users want. In an IMS environment, you will be able to watch your favorite TV program, send an instant message to your friend about the show's latest plot twist and answer a call from your daughter when she needs to be picked up from basketball practice — all at the same time, using the same device (whether it be your TV, cell phone, PC or PDA). We invite you to experience some of the new services that IMS enables by logging onto www.lucent.com/ims where you can view some video demos of these services.

Simply put, *IMS is a game changer.*

The good news is that Lucent has established itself as a clear leader in this new space. At the time this Annual Report went to press, we had announced IMS contracts with seven customers — more than anyone else in the industry — and had 43 IMS trials ongoing with another 13 customers around the world.

While the IMS market is still in its early stages, we expect to continue to expand our penetration in this space in fiscal 2006 and to see revenue levels increase in fiscal 2007 and beyond. Clearly, IMS is a long-term play, but our early wins, which are placing us in the center of our customers' networks, have positioned us well to capitalize on this opportunity for years to come. It was the foresight and creativity of our people that made this happen.

LIVING OUR CORE VALUES

Fiscal 2005 also brought with it two of the worst natural disasters in recent history — the tsunami in Asia and the back-to-back hurricanes that devastated large portions of the U.S. Gulf Coast. In both instances, Lucent people around the world shared their professional skills and personal resources to help neighbors in need. Some helped rebuild our customers' central offices. Others rented trucks and drove hundreds of miles to deliver clothes and supplies to victims. And countless others opened their hearts and wallets and donated whatever they could. With everything we needed to accomplish for the business this year, our employees continued to exemplify our core values by reaching out to those in need.

USING INNOVATIONS TO TRANSFORM THE WAY THE WORLD COMMUNICATES

As we turn our attention to fiscal 2006 and beyond, the entire Lucent team remains mindful of our stated purpose — to create new possibilities to enhance people's lives by transforming the way the world communicates. As such, our people are focused not only on finding new and interesting ways to transport information faster and more efficiently, but they also are mindful of how our innovations will enhance other industries, including education, entertainment and health care.

Earlier this year, for example, we completed a trial with the Visiting Nurse Association of Northern New Jersey, which provides such home health care services as eldercare, physical therapy and psychiatric nursing. During the trial, we provided field nurses with mobile high-speed data capabilities. Using our mobile technology, the nurses were able to instantly access patient care information, e-mail other health care professionals and save, on average, about an hour's worth of work each day. All of this resulted in the delivery of more efficient, higher-quality patient care.

Meanwhile, our researchers in Bell Labs continue to pioneer efforts in new areas of innovation, including nanotechnology, to unlock the promise of tomorrow. During fiscal 2005, we announced a new research project that uses "nanograss" — pieces of silicon that are $1/30^{th}$ the width of a red blood cell — to improve the cooling of everyday electronic devices, such as computer chips and cell phones, enabling them to be even more powerful in the future. This kind of innovative thinking continues to create the potential for new industries and technologies.

LOOKING AHEAD

Overall, we made solid progress during fiscal 2005, but we have more to do. As we look to build on the solid foundation we have established, we will continue to position ourselves to meet our customers' needs, drive profitable growth and create long-term shareowner value. Along the way, we will maintain the highest standards of corporate governance and business ethics, while continuing to support community service opportunities around the world.

Lucent's people are unsurpassed in the industry in terms of their expertise, experience and pursuit of excellence, and we continue to offer programs to further strengthen their talents and leadership abilities. They will continue to execute our strategy, live our core values and use our innovations to help change the world. In the process, they will continue to help us not only overcome our most difficult challenges, but also seize the most promising opportunities that lie ahead.

We thank you for the continued trust you have placed in us to steward your company. As always, we invite you to track our progress by logging onto www.lucent.com.

Patricia F. Russo
Chairman and Chief Executive Officer

LUCENT TECHNOLOGIES INC.

600 Mountain Avenue
Murray Hill, New Jersey 07974

NOTICE OF 2006 ANNUAL MEETING OF SHAREOWNERS

DATE	Wednesday, February 15, 2006
TIME	9:00 a.m. EST
PLACE	The DuPont Theatre 10th and Market Streets Wilmington, Delaware 19801
ITEMS OF BUSINESS	(1) To elect 10 members of the Board of Directors for terms expiring at the annual meeting of shareowners in 2007. (2) To ratify the appointment of PricewaterhouseCoopers LLP as our independent public accountants. (3) To approve an amendment to the Restated Certificate of Incorporation to effect a reverse stock split at the discretion of the Board of Directors. (4) To transact such other business, including consideration of shareowner proposals, as may properly come before the meeting and any adjournment thereof.
RECORD DATE	Holders of Lucent common stock of record at the close of business on December 19, 2005 are entitled to vote at the meeting.
ANNUAL REPORT	The company's 2005 annual report, which is not a part of the proxy soliciting materials, is included as part of this document.
PROXY VOTING	It is important that your shares be represented and voted at the meeting. You may vote your shares by completing and returning the proxy card sent to you. Most shareowners may also vote their shares over the Internet or by telephone. You may revoke a proxy at any time prior to its exercise at the meeting by following the instructions in the accompanying proxy statement.

WILLIAM R. CARAPEZZI, JR.
Senior Vice President,
General Counsel and Secretary

January 3, 2006

TABLE OF CONTENTS

PROXY STATEMENT

2005 ANNUAL REPORT

Lucent Technologies Inc.
600 Mountain Avenue
Murray Hill, New Jersey 07974


Lucent Technologies
Bell Labs Innovations

PROXY STATEMENT

GENERAL INFORMATION

We are providing these proxy materials in connection with the solicitation by the Board of Directors of Lucent Technologies Inc. of proxies to be voted at our 2006 Annual Meeting of Shareowners, and at any postponement or adjournment of the meeting. In this proxy statement, Lucent Technologies Inc. is referred to as "Lucent," "we," "us," "our" or "the company," unless the context indicates otherwise.

Lucent's fiscal year begins on October 1 and ends on September 30. References in this proxy statement to the year 2005 or fiscal 2005 refer to the 12-month period from October 1, 2004 through September 30, 2005.

We are first mailing this proxy statement and accompanying form of proxy and voting instructions on January 3, 2006 to holders of our common stock on December 19, 2005, the record date for our annual meeting.

Attending the Meeting

You are cordially invited to attend our annual meeting on February 15, 2006, beginning at 9 a.m. EST. Our annual meeting will be held at the DuPont Theatre located at 10th and Market Streets, Wilmington, Delaware 19801. Shareowners will be admitted beginning at 8 a.m. EST. The location is accessible to handicapped persons and, upon request, we will provide wireless headsets for hearing amplification. A map and directions to our annual meeting are on the admission ticket and at the back of this document.

You will need your admission ticket as well as a form of personal identification to enter our annual meeting. If you are a shareowner of record, you will find an admission ticket attached to the proxy card sent to you. If you plan to attend our annual meeting, please retain the admission ticket. If you arrive at the annual meeting without an admission ticket, we will admit you if we are able to verify that you are a Lucent shareowner.

If your shares are held in the name of a bank, broker or other nominee and you plan to attend our annual meeting, you can obtain an admission ticket in advance by sending a written request, along with proof of ownership, such as a recent bank or brokerage account statement, to our transfer agent, The Bank of New York, Church Street Station, P.O. Box 11009, New York, New York 10286.

You may listen to a live audio webcast of our annual meeting through the link on our website at **www.lucent.com/investor**. Information on the audio webcast, other than our proxy statement and form of proxy, is not part of the proxy solicitation materials.

Shareowners Entitled to Vote

Shareowners of our common stock at the close of business on the record date of December 19, 2005 are entitled to notice of, and to vote at, our annual meeting. Each common share is entitled to one vote on each matter properly brought before the meeting. On November 30, 2005, we had 4,457,956,354 shares of common stock outstanding.

Proxies and Voting Procedures

Your vote is important. Many shareowners cannot attend our annual meeting in person. Therefore, a large number of shareowners need to be represented by proxy. As an alternative to voting in person at the meeting, most shareowners have a choice of voting over the Internet, using a toll-free telephone number or by mail as described below. Please refer to your proxy card or the information forwarded by your bank, broker or other nominee to see which options are available to you.

Voting over the Internet: You may vote by proxy over the Internet by going to the website listed on your proxy card. Once at the website, follow the instructions to vote your proxy. If you vote over the Internet, you can also request electronic delivery of future proxy materials.

Voting by Telephone: You may vote by proxy using the toll-free number listed on your proxy card. Easy-to-follow voice prompts will help you and confirm that your voting instructions have been followed.

Voting by Mail: You may vote by proxy by signing, dating and returning your proxy card in the pre-addressed postage-paid envelope provided.

The Internet and telephone voting procedures are designed to authenticate shareowners and to allow you to confirm that your instructions have been properly recorded. The Internet and telephone voting facilities for eligible shareowners will close at 11:59 p.m. EST on February 14, 2006.

The method by which you vote by proxy will in no way limit your right to vote at our annual meeting if you later decide to attend the meeting in person. If your shares are held in the name of a bank, broker or other nominee, you must obtain a proxy, executed in your favor, from the holder of record, to be able to vote at our annual meeting.

If you are a participant in the BuyDIRECT[SM] stock purchase plan, shares held in your BuyDIRECT account may be voted using the proxy card sent to you or, if you receive electronic delivery, in accordance with instructions you receive by e-mail. The plan's administrator is the shareowner of record of your plan shares and will not vote those shares unless you provide it with instructions, which you may do over the Internet, by telephone or by mail using the proxy card sent to you.

If you are a participant in the Lucent Technologies Savings Plan, Lucent Technologies Long Term Savings and Security Plan, Lucent Technologies Long Term Savings and Security Employee Stock Ownership Trust, Lucent Technologies Employee Stock Purchase Plan or the Lucent Technologies Long-Term Incentive Plan, you will receive either (1) one proxy card for all shares you own through these plans or (2) an e-mail with instructions on how to vote. If you receive a proxy card, it will serve as a voting instruction card for the trustee or administrator of these plans for all accounts that are registered in the same name. To allow sufficient time for the respective trustee or administrator to vote your shares, the trustee or administrator must receive your voting instructions by February 9, 2006. If the trustee does not receive your instructions by that date, the trustee will vote the unvoted plan shares in the same proportion as shares for which instructions were received under each plan. If the administrator for the Lucent Technologies Employee Stock Purchase Plan or the Lucent Technologies Long-Term Incentive Plan does not receive your instructions by that date, the administrator will vote shares held in a such accounts in accordance with normal brokerage industry practices.

If you hold Lucent common stock through any other stock purchase or savings plan, you will receive voting instructions from that plan's administrator. Please follow and complete those instructions promptly to assure that your shares are represented at the meeting.

All shares entitled to vote and represented by properly completed proxies received prior to our annual meeting, and not revoked, will be voted at our annual meeting as instructed on the proxies. **If you do**

[SM] BuyDIRECT is a registered service mark of The Bank of New York, Inc.

not indicate how your shares should be voted on a matter, the shares represented by your properly completed proxy will be voted as the Board of Directors recommends.

Revoking a Proxy

You may revoke your proxy at any time before it is exercised by timely delivering a properly executed, later-dated proxy (including over the Internet or telephone) or by voting by ballot at the annual meeting.

Tabulation of the Votes

We have appointed IVS Associates, Inc. to serve as the Inspector of Election for the meeting. IVS Associates, Inc. will independently tabulate affirmative and negative votes, abstentions and broker non-votes.

Quorum

The presence, in person or by proxy, of the holders of a majority of the shares entitled to vote is necessary to constitute a quorum at the meeting for the election of directors and for the other proposals. Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining whether a quorum exists. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner. If the shareowners present or represented by proxy at the meeting constitute holders of less than a majority of the shares entitled to vote, our meeting may be adjourned to a subsequent date for the purpose of obtaining a quorum.

Conduct of the Meeting

To ensure that our annual meeting is conducted in an orderly fashion and that shareowners wishing to speak at the meeting have a fair opportunity to do so, we will have certain guidelines and rules for the conduct of the meeting, which we will communicate to those attending the meeting.

Electronic Access for Documents Filed with the SEC

This document is available on our website at **www.lucent.com/investor**. Most shareowners may elect to view certain shareowner communications filed with the Securities and Exchange Commission (the "SEC") over the Internet at **www.sec.gov** instead of receiving paper copies in the mail. If you are a shareowner of record, you may choose this option and save the company the cost of producing and mailing these documents. You may select this option by (a) marking the appropriate box on your proxy card or (b) following the instructions provided if you vote over the Internet. If you vote over the Internet, simply follow the prompts for enrolling in the electronic proxy delivery service. You also may enroll in the electronic proxy delivery service at any time in the future by going to **www.lucent.com/investor** and following the instructions. If you choose to view future proxy materials and our annual report over the Internet, you will receive an e-mail next year with instructions containing the Internet address of those materials. Your choice will remain in effect until you tell us otherwise, so you will not have to elect Internet access each year.

If you hold your Lucent stock through a bank, broker or other nominee, please refer to the information provided by that entity for instructions on how to elect to view future proxy statements and annual reports over the Internet. Shareowners who hold their Lucent stock through a bank, broker or other nominee and who elect electronic access will receive an e-mail message next year containing the Internet address to access our proxy statement and annual report.

Multiple Shareowners Sharing the Same Address

We have adopted a procedure approved by the SEC called "householding," which reduces our printing costs and postage fees. Under this procedure, shareowners of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of our annual report and proxy statement unless one or more of these shareowners notifies us that he or she wishes to continue receiving individual copies. Shareowners who participate in householding will continue to receive separate proxy cards.

If you are an eligible shareowner of record receiving multiple copies of our annual report and proxy statement, you can request householding by contacting our transfer agent at 1 888 LUCENT 6 or writing to The Bank of New York, Church Street Station, P.O. Box 11009, New York, New York 10286. If you are a shareowner of record residing at an address that participates in householding and you wish to receive a separate annual report and proxy statement in the future, you may contact us in the same manner. If you own your shares through a bank, broker or other nominee, you can request householding by contacting the nominee.

Cost of Proxy Solicitation

Lucent will pay the cost of soliciting proxies. Directors, officers and employees of the company may solicit proxies on behalf of the company in person or by telephone, facsimile or other means. We have engaged the firm of Morrow & Co., Inc. to assist us in the distribution and solicitation of proxies. We have agreed to pay Morrow & Co., Inc. a fee of $20,000 plus expenses for these services.

In accordance with the regulations of the SEC and the New York Stock Exchange, Inc. (the "NYSE"), we also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of our common stock.

GOVERNANCE OF THE COMPANY

Our Board of Directors believes that the purpose of corporate governance is to ensure that we maximize shareowner value over a sustained period of time in a manner consistent with legal requirements and the highest standards of integrity. The Board has adopted and adheres to corporate governance guidelines and practices that the Board and senior management believe promote this purpose, are sound, and represent best practices. We continually review these governance practices and update them, as appropriate, based upon Delaware law (the state in which we are incorporated), NYSE rules and listing standards, SEC regulations, as well as best practices suggested by recognized governance authorities.

In 2005, we performed an extensive review of our corporate governance practices. This review included a comparison of our current practices to those suggested by various groups or authorities active in corporate governance and to those of other public companies. We previously performed such a review in 2002. Based on this review, the Board adopted revised corporate governance guidelines to incorporate additional or revised practices. The revised corporate governance guidelines are attached as Exhibit A.

The Board of Directors adopted changes we believe are best practices for the company. One such practice is evident in this proxy statement as we are, for the first time, seeking shareowner ratification of the appointment of the independent auditors. The Board also adopted a policy that any nominee for director who receives more "Withheld" votes than "For" votes in the election of directors will promptly tender his or her resignation for consideration by the Corporate Governance and Nominating Committee.

Our corporate governance guidelines, our code of conduct, which we refer to as our Business Guideposts, our code of ethics for our Chief Executive Officer and financial officers and executives, charters for the committees of our Board and other corporate governance information that may be of interest to investors are available on our website at **www.lucent.com/investor/governance.html.** Shareowners may also obtain printed copies of the key corporate governance documents by writing to us at Lucent Technologies, Corporate Secretary, 600 Mountain Avenue, Room 3C-536, Murray Hill, NJ 07974.

Meeting Attendance of Directors

During fiscal 2005, the Board of Directors held five meetings and the standing committees held a total of 19 meetings. The average attendance at the Board of Directors and committee meetings was 99%. The Board and committees held executive or private sessions without company management present as a regular practice. The lead director presides over executive sessions of the Board. The chairmen of the respective committees preside over the executive sessions of the committees.

All of our directors are expected to attend our annual meeting of shareowners. Eight of our nine directors standing for re-election attended our 2005 annual meeting of shareowners.

Director Independence

Our Board of Directors has adopted Director Independence Standards, which can be viewed on our website at **www.lucent.com/investor/governance.html** and are included in our corporate governance guidelines attached as Exhibit A. These Director Independence Standards incorporate all of the director independence standards of the NYSE and, in some respects, are more stringent. For example, a former CEO of the company will never be considered independent, and the cooling-off period for former employees is five years. In summary, these standards require that a director be considered independent only if the director does not have, and generally has not had in the most recent three years (or longer in some cases), any material relationships with the company, including any affiliation with our independent auditors. The Board has reviewed each of the directors' relationships with the company in conjunction with the Director Independence Standards and has affirmatively determined that all of our directors, other than Patricia Russo and Henry Schacht, are independent under the Board's Director Independence Standards and are independent directors under the NYSE corporate governance rules.

In making this determination, the Board and the Corporate Governance and Nominating Committee took into account that:

- No independent director (or immediate family member of any independent director) has a direct business relationship with the company or any of its subsidiaries, other than service as a director, nor does any independent director (or immediate family member of any independent director) provide any advisory or consulting services to the company or its subsidiaries.
- Neither the company nor any of its executive officers has made any contributions or donations to any not-for-profit organizations for which any of our independent directors (or immediate family member of any independent director) is an executive officer.
- Aetna, where Ronald A. Williams is President, is the only company to transact business with Lucent over the past three years in which any of our independent directors (or any of their immediate family members) has served as an executive officer or is a partner, principal or greater than a 10% shareowner. In the case of Aetna, the combined annual payments from Lucent to Aetna and from Aetna to Lucent have been less than 0.2% of Aetna's annual consolidated revenues and less than 0.4% of Lucent's annual consolidated revenues for each of the past three years. These amounts are substantially under the 2% limit in our Director Independence Standards and the NYSE independence standards.

Lead Director

In February 2005, the Board of Directors re-appointed Franklin Thomas as lead director, a position Mr. Thomas has held since October 2000. In this capacity, Mr. Thomas has frequent contact with Ms. Russo and other members of management on a broad range of matters and has additional corporate governance responsibilities for the Board. As lead director, Mr. Thomas also presides over executive sessions of the Board. The Board of Directors has determined that Mr. Thomas meets our Director Independence Standards and the NYSE standards for independence.

Committees of the Board of Directors

Our Board has three standing committees: (1) the Audit and Finance Committee, (2) the Corporate Governance and Nominating Committee, and (3) the Leadership Development and Compensation Committee. Each of these committees operates pursuant to a written charter, which sets forth its functions. The charter for the Audit and Finance Committee is attached as Exhibit B, and all committee charters can be viewed on our website at **www.lucent.com/investor/governance.html**. All members of these committees are independent directors under our Director Independence Standards and the NYSE corporate governance rules. In addition, all members of our Audit and Finance Committee are independent directors under the SEC rules for audit committees.

Our three standing committees are described below and the members of these committees are identified in the following table. Our Board also has a Litigation Committee consisting of Robert Denham and Daniel Goldin, which meets only as required, to discuss resolution of litigation.

Director	Audit and Finance Committee	Corporate Governance and Nominating Committee	Leadership Development and Compensation Committee
Robert E. Denham	X (Chairman)	X	
Daniel S. Goldin			X
Edward E. Hagenlocker		X	X (Chairman)
Carla A. Hills		X	X
Karl J. Krapek	X		
Richard C. Levin	X		
Franklin A. Thomas		X	X
Ronald A. Williams	X	X (Chairman)	
Number of Meetings in Fiscal 2005	9	5	5

We recently changed the chairman of our Leadership Development and Compensation Committee, with Edward Hagenlocker assuming the duties from Franklin Thomas. In addition, Ronald Williams succeeded Carla Hills as chairman of the Corporate Governance and Nominating Committee. These changes were made in anticipation of Franklin Thomas' retirement from our Board at the 2007 annual meeting and Carla Hills' retirement at the conclusion of the 2006 annual meeting. Linnet Deily was added to the Board of Directors in November 2005, and we anticipate that she will be added to the Leadership Development and Compensation Committee before the 2006 annual meeting.

Audit and Finance Committee

The Audit and Finance Committee is responsible for matters relating to financial reporting, internal controls, risk management and compliance. These responsibilities include appointing, overseeing, evaluating and approving the fees of our independent auditors, reviewing financial information that is provided to our shareowners and others, reviewing with management our system of internal controls and financial reporting process and monitoring our compliance program and system.

The Board of Directors has determined that each committee member meets the NYSE financial literacy test. In addition, the Board of Directors has determined that at least one member of the Audit and

Finance Committee meets the NYSE standard of having accounting or related financial management expertise.

The Board of Directors has also determined that Robert Denham, the committee's chairman, meets the SEC criteria for an "audit committee financial expert." Mr. Denham's extensive background and experience includes serving as the Chairman and Chief Executive Officer of Salomon Inc where Mr. Denham actively supervised the Salomon Chief Financial Officer and participated extensively in accounting, auditing, internal control and risk management issues. Since January 1, 2004, Mr. Denham has been the Chairman and President of the Financial Accounting Foundation, which has oversight, funding and appointment responsibilities for the Financial Accounting Standards Board and the Governmental Accounting Standards Board and their advisory councils.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is responsible for providing oversight on a broad range of issues regarding our corporate governance practices and policies, the composition and operation of the Board and Lucent's corporate social responsibilities. The committee's responsibilities include reviewing potential candidates for membership on the Board, reviewing Board committee assignments and recommending to the Board nominees for election as directors of the company.

Leadership Development and Compensation Committee

The Leadership Development and Compensation Committee is responsible for matters relating to the development, attraction and retention of the company's management leadership and for matters relating to the company's compensation and benefit programs. As part of its responsibilities, this committee evaluates the performance and determines the compensation of the company's Chief Executive Officer and approves the compensation of our senior officers.

Compensation of Non-Employee Directors

2005 Compensation

The following chart sets forth the compensation we paid to non-employee directors for 2005. Each director was required to take at least $75,000 of the annual retainer and 50% of all other fees in Lucent stock. Any amounts not paid in Lucent stock were paid in cash.

Name	Annual Retainer	Committee Chairman Fee	Lead Director Fee	Audit Committee Fee
Robert E. Denham	$125,000	$25,000		
Daniel S. Goldin	$125,000			
Edward E. Hagenlocker(a)	$125,000	$ 5,833		
Carla A. Hills	$125,000	$10,000		
Karl J. Krapek	$125,000			$5,000
Richard C. Levin	$125,000			$5,000
Henry B. Schacht	$125,000			
Franklin A. Thomas	$125,000	$10,000	$50,000	
Ronald A. Williams(b)	$125,000	$ 5,833		$5,000

(a) Committee Chairman Fee is a pro rata fee for assuming the role of Chairman of the Leadership Development and Compensation Committee in July 2005.

(b) Committee Chairman Fee is a pro rata fee for assuming the role of Chairman of the Corporate Governance and Nominating Committee in July 2005.

2006 Compensation

For fiscal 2006, each non-employee director's annual retainer will be $165,000. The Chairman of the Audit and Finance Committee will receive an additional retainer of $25,000, and the Chairman of each of the Corporate Governance and Nominating Committee and the Leadership Development and Compensation Committee will receive an additional retainer of $15,000. Each of the other members of the Audit and Finance Committee will receive an additional annual retainer of $5,000. In fiscal 2006, the lead director will receive an additional $50,000. At least 50% of all retainers and fees must be taken in common stock, and amounts not paid in common stock will be paid in cash.

The increase in our non-employee directors' annual retainer and committee chairman fees is designed to help us attract and retain highly qualified individuals to serve on our Board of Directors and to compensate them for the time commitments and personal risks associated with their Board service. The levels of retainers are based on benchmarking studies prepared on behalf of the Leadership Development and Compensation Committee in respect of director fees paid by other large public companies. The annual retainer had been substantially unchanged since 1998 except that a portion previously paid in stock options was changed to a stock award in 2004.

Other Benefits

We have a Deferred Compensation Plan in which non-employee directors are able to defer all or a portion of their stock compensation to a deferred compensation account. The value of the account fluctuates based on changes in the price of Lucent common stock. All distributions from an account will be made in Lucent common stock. In the event of a Potential Change in Control, as defined in the Deferred Compensation Plan, the Deferred Compensation Plan will be supported by a benefits protection grantor trust, the assets of which will be subject to the claims of the company's creditors.

We maintain a general insurance policy that provides non-employee directors with travel accident insurance when traveling on company business. In addition, the company pays the premiums for term life insurance owned by the directors who became non-employee directors before 1999.

Compensation Committee Interlocks and Insider Participation

In fiscal 2005, only independent directors served on the Leadership Development and Compensation Committee. Franklin Thomas was the chairman of the committee through July 20, 2005, at which time he was succeeded by Edward Hagenlocker as the chairman of the committee for the remainder of the year. The other committee members during all or part of the year were Daniel Goldin, Carla Hills and John Young. Mr. Young retired from the Board in February 2005. No inside director serves on this committee. No member of the committee had any relationship with us requiring disclosure under Item 404 of SEC Regulation S-K. No executive officer of Lucent served on any board of directors or compensation committee of any other company for which any of our directors served as an executive officer at any time during fiscal 2005.

Nomination of Directors

The Corporate Governance and Nominating Committee is responsible for identifying individuals qualified to become Board members and for recommending nominees to the Board for election at the annual meeting of shareowners. To facilitate this process, the committee and the Board adopted a Director Nominating Process and Policy and Director Qualification Criteria. Both of these can be viewed on our website at **www.lucent.com/investor/governance.html** and are included in our corporate governance guidelines attached as Exhibit A.

The Director Nominating Process and Policy and the Director Qualification Criteria articulate a process and qualifications that are clear, specific and prudent to help the Corporate Governance and Nominating Committee and the Board identify and select the most qualified directors to meet our needs and provide a well-functioning Board.

In accordance with the policy, the Corporate Governance and Nominating Committee will take into account the Board's current and anticipated strengths and needs, based upon the Board's current profile and the company's current and anticipated needs. The committee will also seek an appropriate balance of experience or expertise in accounting, finance, technology, management, international business, compensation, corporate governance, strategy, industry knowledge and general business matters, as well as diversity within the Board.

As set forth in the Director Qualification Criteria, the Board seeks candidates for director who possess: (1) the highest level of integrity and ethical character, (2) strong personal and professional reputations, (3) sound judgment, (4) financial literacy, (5) independence, (6) significant experience and proven superior performance in professional endeavors, (7) an appreciation for board and team performance, (8) the commitment to devote the time necessary for service on our Board, (9) skills in areas that will benefit the Board and (10) the ability to make a long-term commitment to serve on the Board. The Corporate Governance and Nominating Committee will also seek to have at least one independent director who meets the definition of an audit committee financial expert under the SEC rules.

The Corporate Governance and Nominating Committee will consider director nominations made by a shareowner or other sources (including self-nominees) if these individuals meet our Director Qualification Criteria. If a candidate proposed by a shareowner or other source meets the criteria, the individual will be considered on the same basis as other candidates. For consideration by the Corporate Governance and Nominating Committee, the submission of a candidate must be sent to the attention of the Corporate Secretary, 600 Mountain Avenue, Room 3C-536, Murray Hill, New Jersey 07974. The submission should be received by August 31, 2006 in order to receive adequate consideration for the 2007 annual meeting and must include sufficient details to demonstrate that the potential candidate meets the Director Qualification Criteria.

The Corporate Governance and Nominating Committee may rely on various sources to identify potential director nominees. These include input from directors, management, others the committee feels are reliable, and professional search firms. During fiscal 2005, we paid a professional search firm to help the committee identify and evaluate potential director nominees. Linnet F. Deily was one of the candidates identified by the professional search firm.

In addition, our by-laws permit shareowners to nominate directors at a shareowners meeting. To make a director nomination at a shareowners meeting, the shareowner must provide a notice along with additional information and materials required by our by-laws to our Corporate Secretary not less than 45 days nor more than 75 days prior to the first anniversary of the record date for the preceding year's annual meeting. We did not receive any such nominations for directors for the 2006 annual shareowners meeting. For our annual meeting in 2007, we must receive this notice on or after October 5, 2006, and on or before November 4, 2006. The nomination must be delivered to our Corporate Secretary, at 600 Mountain Avenue, Room 3C-536, Murray Hill, New Jersey 07974. You can obtain a copy of the full text of the by-law provisions by writing to the Corporate Secretary, 600 Mountain Avenue, Murray Hill, New Jersey 07974. A copy of our by-laws was filed with the SEC as an exhibit to our report on Form 10-Q, filed May 6, 2004, and can also be viewed on our website at **www.lucent.com/investor/governance.html**.

Shareowner Communications with the Board of Directors

Shareowners may communicate directly with our Board, any Board committee or any director through our Corporate Secretary by writing to the following address: Board of Directors, c/o Corporate Secretary, 600 Mountain Avenue, Room 3C-536, Murray Hill, New Jersey 07974. Our Corporate Secretary will discuss with our lead director or the chairman of our Audit and Finance Committee, as appropriate, all correspondence alleging misconduct or fiscal improprieties, raising issues about internal controls or other accounting or audit matters, or raising concerns about other significant matters. Shareowner communications requesting information that can be shared publicly may be responded to directly by our Corporate Secretary. With respect to any other shareowner communications, the Corporate Secretary will determine if a response is appropriate and, in that case, the company may respond directly on behalf of the Board. The Corporate Secretary will periodically provide the lead director with information about the number and types of shareowner communications received, the number of responses sent, and the disposition, if applicable. Our policy on shareowner communications with the Board can be viewed on our website at **www.lucent.com/investor/governance.html** and is included in our corporate governance guidelines attached as Exhibit A.

Employee Code of Conduct and Code of Ethics

Since our inception in 1996, we have had a code of conduct, which we refer to as our Business Guideposts. We require all directors and employees to adhere to the Business Guideposts in addressing legal and ethical issues encountered in conducting their work. The Business Guideposts require that our directors and employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner, and otherwise act with integrity and in the company's best interest. All directors and employees are required to certify annually that they have reviewed and are aware of their responsibilities under the Business Guideposts.

We also have a Code of Ethics for the Chief Executive Officer and senior financial officers, which covers our CFO, Controller and all other financial officers and executives. This Code of Ethics supplements our Business Guideposts and is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. Copies of the Business Guideposts and the Code of Ethics can be viewed on our website at **www.lucent.com/investor/governance.html**. We have also filed a copy of the Code of Ethics with the SEC as an exhibit to our annual report on Form 10-K for our fiscal year ended September 30, 2003.

ITEM 1
ELECTION OF DIRECTORS

Nine of the 10 members of the Board of Directors elected at the 2005 annual meeting are standing for re-election for a one-year term expiring at the 2007 annual meeting of shareowners or until their successors have been elected and qualified, or until their death, resignation or retirement. In addition, Linnet F. Deily, who was added to the Board in November 2005, is standing for election for the first time.

Our Board currently has 11 directors. Carla A. Hills will be 72 at the 2006 annual meeting and, consistent with our age 72 retirement policy for directors, will be retiring from the Board upon the conclusion of the annual meeting. Ambassador Hills has been a director of the company since 1996 and we are grateful for her counsel, insight, advice and service over the years.

Pursuant to its authority in the company's restated certificate of incorporation and by-laws, the Board has set the number of directors at 10, effective with the conclusion of the 2006 annual meeting. Accordingly, 10 nominees for election to the Board are being recommended by the Board. These nominees are:

Linnet F. Deily
Robert E. Denham
Daniel S. Goldin
Edward E. Hagenlocker
Karl J. Krapek
Richard C. Levin
Patricia F. Russo
Henry B. Schacht
Franklin A. Thomas
Ronald A. Williams

The principal occupation and other information about the nominees are set forth on the following pages. Information about the share ownership of the nominees can be found on page 15.

We believe that each nominee for election as a director will be able to serve if elected. If any nominee is not able to serve, proxies will be voted in favor of the remainder of those nominated and may be voted for substitute nominees, unless the Board of Directors chooses to reduce the number of directors serving on the Board.

Vote Required and Recommendation of Board of Directors. The 10 nominees receiving the greatest number of votes duly cast for their election as directors will be elected.

A policy adopted by the Lucent Board of Directors in July 2005 provides that if a director nominee receives a greater number of votes "Withheld" from his or her election than votes "For" that director's election, the director nominee shall promptly tender his or her resignation for consideration by the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee will then evaluate the best interests of the company and our shareowners and recommend to the Board of Directors the action to be taken with respect to such resignation. If this situation does occur, we would promptly disclose the action taken by our Board of Directors with respect to the director's resignation.

Your Board of Directors recommends a vote FOR the election of the above-named nominees as directors.

NOMINEES FOR DIRECTOR



Linnet F. Deily, Director of Lucent since November 2005.

Former Deputy U.S. Trade Representative (2001-June 2005). Vice Chairman, Office of the President and Vice Chairman & President, Schwab Retail Group; and President, Schwab Services for Investment Managers ("SMI") Group, Charles Schwab & Company, Inc. (1996-2001). Various senior positions, First Interstate Bancorp and its subsidiaries, including Chairman, President and CEO of First Interstate Bank of Texas (1981-1996).

Age: 60



Robert E. Denham, Director of Lucent since 2002.
Committees: Audit and Finance Committee (Chairman), Corporate Governance and Nominating Committee and Litigation Committee.

Partner, Munger, Tolles & Olson LLP since 1998 and from 1973-1991. Chairman and Chief Executive Officer of Salomon Inc (1992-1997); General Counsel of Salomon Inc and its subsidiary, Salomon Brothers (1991-1992). Chairman and President of the Financial Accounting Foundation. Director of Chevron Corporation; Fomento Economico de Mexico, S.A.; and Wesco Financial Corporation.

Age: 60



Daniel S. Goldin, Director of Lucent since 2002.
Committees: Leadership Development and Compensation Committee and Litigation Committee.

Chairman and CEO, The Intellisis Corp.; President, The Intellisis Group (since 2004). Former NASA Administrator (1992-2001). Distinguished Fellow, the Council on Competitiveness. Member of the National Academy of Engineers. Fellow of the American Institute of Aeronautics and Astronautics. Director of CDW Corporation.

Age: 65

NOMINEES FOR DIRECTOR



Edward E. Hagenlocker, Director of Lucent since 2003.
Committees: Leadership Development and Compensation Committee (Chairman) and Corporate Governance and Nominating Committee.

Retired Vice-Chairman, Ford Motor Company (1996-1999). Chairman, Visteon Automotive Systems (1997–1999). Director of Air Products and Chemicals, Inc.; American Standard Companies Inc.; AmerisourceBergen Corporation; and OfficeMax Inc.

Age: 66



Karl J. Krapek, Director of Lucent since 2003.
Committees: Audit and Finance Committee.

Retired President and COO (1982-2002), and Director (1997-2002) of United Technologies Corporation. Director of The Connecticut Bank and Trust Company; Delta Airlines; Prudential Financial, Inc.; and Visteon Corporation.

Age: 57



Richard C. Levin, Director of Lucent since 2003.
Committees: Audit and Finance Committee.

President, Yale University since 1993. Member of the Board of Sciences, Technology and Economic Policy at the National Academy of Arts and Sciences. Trustee of the William and Flora Hewlett Foundation.

Age: 58



Patricia F. Russo, Director of Lucent since 2002.

Chairman and Chief Executive Officer (February 2003-present) and President and Chief Executive Officer (January 2002-February 2003) of Lucent. Chairman, Avaya Inc. (December 2000-January 2002). President and Chief Operating Officer of Eastman Kodak Company (April 2001-January 2002). Executive Vice President and Chief Executive Officer, Service Provider Networks Group (1999-2000) and Executive Vice President, Corporate Operations (1996-1999) of Lucent. Director of Schering-Plough Corporation.

Age: 53

NOMINEES FOR DIRECTOR



Henry B. Schacht, Director of Lucent since 1996.

Managing director and senior advisor of Warburg Pincus LLC (since 2004; 1999-2000; and 1995). Chairman (October 2000-February 2003; 1996-1998) and Chief Executive Officer (October 2000–January 2002; 1996-1997) of Lucent. Senior Advisor to Lucent (February 2003–October 2003; 1998-1999). Chairman (1977-1995) and Chief Executive Officer (1973-1994) of Cummins Engine Company, Inc. Director of Alcoa Inc. and The New York Times Co.

Age: 71



Franklin A. Thomas, Director of Lucent since 1996 and Lead Director since October 2000.
Committees: Leadership Development and Compensation Committee and Corporate Governance and Nominating Committee.

Consultant to the TFF Study Group since 1996 (a non-profit initiative assisting development in southern Africa). Retired President of The Ford Foundation (1979-1996). Chairman of the oversight board of the September 11 Fund (2001-2005). Advisor, United Nations Fund for International Partnerships. Director of Alcoa Inc.; Citigroup N.A.; and PepsiCo, Inc.

Age: 71



Ronald A. Williams, Director of Lucent since 2003.
Committees: Corporate Governance and Nominating Committee (Chairman) and Audit and Finance Committee.

President and Director of Aetna, Inc. since 2002. Executive Vice President and Chief of Health Operations, Aetna Inc. (March 2001–May 2002). President, Blue Cross of California (1995–2001). Group President, Large Group Division, WellPoint Health Networks Inc., Blue Cross of California (1999–2001). Member of the Board of Trustees of The Conference Board. Member of Dean's Advisory Council and the Corporate Visiting Committee at the Massachusetts Institute of Technology.

Age: 56

SHARE OWNERSHIP OF MANAGEMENT AND DIRECTORS

The following table presents the beneficial ownership of our common stock as of October 1, 2005 by each of our directors, each nominee for director and each executive officer named in the Summary Compensation Table, as well as all of our directors and executive officers as a group. Except as otherwise noted, the named individuals, or their family members, had sole voting and investment power with respect to such securities.

The directors and executive officers as a group own less than 1% of Lucent's outstanding common stock. The company does not know of any person who beneficially owns more than 5% of our outstanding common stock.

Name	Common Stock Beneficially Owned(1)	Other Common Stock Equivalents(2)	Total
Linnet F. Deily(3)	0	0	0
Robert E. Denham	75,671	119,309	194,980
Daniel S. Goldin	130,961	53,660	184,621
Edward E. Hagenlocker	29,946	48,721	78,667
Carla A. Hills	50,459	129,474	179,933
Karl J. Krapek	132,280	0	132,280
Richard C. Levin	130,961	0	130,961
Patricia F. Russo	10,195,100	2,310,992	12,506,092
Henry B. Schacht	6,060,586	14,555	6,075,141
Franklin A. Thomas	103,000	173,609	276,609
Ronald A. Williams	55,000	52,103	107,103
Frank A. D'Amelio	4,194,269	0	4,194,269
Janet G. Davidson	2,316,448	28,353	2,344,801
James K. Brewington	2,476,801	33,569	2,510,370
Cynthia K. Christy-Langenfeld	548,393	28,353	576,746
Directors and executive officers as a group (21 persons)	29,493,829	3,399,275	32,893,104

(1) Includes beneficial ownership of the following numbers of shares that may be acquired within 60 days of October 1, 2005, pursuant to stock options awarded under company stock plans:

Linnet F. Deily — 0 shares
Robert E. Denham — 10,671 shares
Daniel S. Goldin — 67,000 shares
Edward E. Hagenlocker — 5,000 shares
Carla A. Hills — 31,137 shares
Karl J. Krapek — 5,000 shares
Richard C. Levin — 5,000 shares
Patricia F. Russo — 8,986,058 shares
Henry B. Schacht — 4,948,611 shares
Franklin A. Thomas — 101,532 shares
Ronald A. Williams — 5,000 shares
Frank A. D'Amelio — 3,871,873 shares
Janet G. Davidson — 2,154,334 shares
James K. Brewington — 2,467,567 shares
Cynthia K. Christy-Langenfeld — 488,858 shares

Directors and executive officers as a group (21 persons) — 26,058,526 shares

(2) Includes restricted stock units and amounts held in Lucent stock accounts under the company's Deferred Compensation Plan. The value of these accounts depends directly on the market price of Lucent common stock.

(3) Linnet F. Deily joined the Lucent Board in November 2005.

Share Ownership Guidelines

All non-employee directors are required to hold at least 50% of all Lucent common stock received as payment for director retainers and fees until they no longer serve on our Board.

We recently changed our share ownership requirements for officers. The Chairman and CEO must hold Lucent common stock valued at three times her annual salary, and all other executive officers and certain other officers must hold Lucent common stock valued at two times their annual salary. These officers must meet the ownership guidelines by the end of fiscal 2010.

ITEM 2
RATIFICATION OF INDEPENDENT AUDITORS

The Audit and Finance Committee has reappointed PricewaterhouseCoopers LLP as the independent public accounting firm to audit our financial statements for the fiscal year ending September 30, 2006. In making this appointment, the Audit and Finance Committee considered the performance and independence of PricewaterhouseCoopers, including whether any non-audit services performed by PricewaterhouseCoopers are compatible with maintaining independence.

This year, we are asking our shareowners to ratify the appointment of PricewaterhouseCoopers as our independent public accounting firm. Although ratification is not required, the Board is submitting the appointment of PricewaterhouseCoopers to our shareowners for ratification because we value our shareowners' views on our independent public accounting firm. If our shareowners fail to ratify the appointment, it will be considered as a recommendation to the Audit and Finance Committee to consider the appointment of a different firm for fiscal year 2007. Even if the appointment is ratified, the Audit and Finance Committee may select a different independent public accounting firm at any time during the year if it determines that such a change would be in the best interests of the company and our shareowners.

A representative from PricewaterhouseCoopers will be present at the annual meeting and will be available to make such comments as may be appropriate and to answer proper questions.

Vote Required and Recommendation of Board of Directors. The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote on the proposal is required for the ratification of the appointment of PricewaterhouseCoopers as our independent public accountants. An abstention is treated as being present and entitled to vote on the matter and, therefore, has the effect of a vote against this proposal. Brokers have discretionary voting power with respect to this proposal.

Your Board of Directors recommends a vote "FOR" the proposal to ratify the appointment of PricewaterhouseCoopers as our independent public accountants.

Policy and Procedures to Approve PricewaterhouseCoopers' Services

To help ensure the independence of our independent auditors, the Audit and Finance Committee has adopted a policy and procedures that set forth the manner by which the Audit and Finance Committee will review and approve all services to be provided by PricewaterhouseCoopers before the firm is retained. The policy and procedures can be viewed on our website at **www.lucent.com/investor/governance.html**.

Pursuant to the policy and procedures, the Audit and Finance Committee pre-approves all audit services and non-audit services to be provided to the company by its independent auditors. All fees paid to PricewaterhouseCoopers in fiscal 2005 were pre-approved in accordance with this policy. Any member of the Audit and Finance Committee has the authority to grant the required approvals, provided that any exercise of such authority is presented at the next committee meeting.

The Audit and Finance Committee will not approve any non-audit service that the independent auditors are prohibited by law to provide, or any non-audit service that individually or in the aggregate may impair, in the Audit and Finance Committee's opinion, the independence of the independent auditors.

In October 2004, the Audit and Finance Committee revised the policy and procedures to limit services to be provided by the independent auditors to audit services, audit-related services, services under engagements already approved, but not yet completed as of October 2004, and the following tax services:

(a) preparation and filing of tax returns for our benefit plans, trusts and the Lucent Technologies Foundation;

(b) preparation and filing of tax returns for acquired companies during their initial year after acquisition;

(c) support for audits on previously filed tax returns for which the independent auditors provided preparation services; and

(d) other tax services to be provided in fiscal 2005 that are being transitioned to a new service provider.

Although the Audit and Finance Committee believes that tax and other non-audit services performed by our independent auditors have not impaired their independence, the committee decided to exclude these services in the future to further assure our shareowners and other investors of our independent auditors' independence.

Fees Billed by PricewaterhouseCoopers

The following table summarizes fees for professional audit services rendered by PricewaterhouseCoopers for the audits of the financial statements for the years ended September 30, 2005 and 2004, and fees billed to the company by PricewaterhouseCoopers for other services during fiscal 2005 and fiscal 2004:

	Worldwide Fees ($ in thousands)	
Service	**Fiscal 2005**	**Fiscal 2004**
Audit Fees	$21,020	$ 7,654
Audit-Related Fees	$ 1,909	$ 1,764
Total Audit and Audit-Related Fees	$22,929	$ 9,418
Tax Fees		
Tax Return Preparation & Consultation for International Subsidiaries	$ 530	$ 1,427
Federal, State and Local Tax	20	206
Pension and Employee Benefit Services	697	755
Expatriate Tax Services	602	5,205
Sales and Use Tax Recovery Audits	0	1,425
Total Tax Fees	$ 1,849	$ 9,018
All Other Fees	$ 0	$ 348
Total	$24,778	$18,784

Audit Fees: Fees for professional services rendered for the audit of our consolidated financial statements, services related to our Securities Act and Securities Exchange Act filings with the SEC, audits of statutory accounts and related regulatory filings. The significant increase in the audit fees for 2005 is due to the extensive work related to the testing of internal controls over financial reporting and the attestation required by Section 404 of the Sarbanes-Oxley Act of 2002.

Audit-Related Fees: Fees for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements. The services in this category include audits of our employee benefits plans, accounting consultation and due diligence in connection with acquisitions or dispositions, planning efforts related to the review of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, and audits of certain subsidiaries.

Tax Fees: Fees for preparation and review of tax returns for international subsidiaries, filings and related services for pension and employee benefits plans, expatriate tax services, and sales and use tax advisory and recovery services. The fees will be significantly reduced in the future because of the Audit and Finance Committee's decision to preclude the company's independent auditors from performing many of these services, as described above. Services for tax return preparation and consultation for international subsidiaries and expatriate tax services were transitioned to a new service provider in 2004 and 2005, and the company does not anticipate any fees from PricewaterhouseCoopers in the future for these services. Similarly, PricewaterhouseCoopers will not provide services for sales and use tax recovery audits in the future under the current pre-approval policy.

All Other Fees: These fees were for assistance in executing a business continuity program and in complying with federal and state workers' compensation self-insurance reporting requirements, and miscellaneous other services.

REPORT OF THE AUDIT AND FINANCE COMMITTEE

We, the Audit and Finance Committee of the Board of Directors, are directors who meet the New York Stock Exchange standards for independence and the company's Director Independence Standards. Each of us also meets the Securities and Exchange Commission's requirements for audit committee member independence. We operate under a written charter adopted by the Board of Directors.

We met with management periodically during the year to consider the adequacy of the company's internal controls and the objectivity of its financial reporting. We discussed these matters with the company's independent auditors and with appropriate company financial personnel and internal auditors. We also discussed with the company's senior management and independent auditors the process used for certifications by the company's chief executive officer and chief financial officer, which are required for certain of the company's filings with the Securities and Exchange Commission. We met privately at our regularly scheduled committee meetings with both the independent auditors and the internal auditors, as well as with the chief financial officer and the general counsel & chief compliance officer, each of whom has unrestricted access to us.

Management has primary responsibility for the company's financial statements and the overall reporting process, including the company's system of internal controls. The independent auditors audited the annual financial statements prepared by management, expressed an opinion as to whether those financial statements fairly present the financial position, results of operations and cash flows of the company in conformity with generally accepted accounting principles and discussed with us any issues they believed should be raised with us.

We reviewed with management and PricewaterhouseCoopers, the company's independent auditors, the company's audited financial statements, and met separately with both management and PricewaterhouseCoopers to discuss and review those financial statements and reports prior to issuance. Management has represented, and PricewaterhouseCoopers has confirmed, to us that the financial statements were prepared in accordance with generally accepted accounting principles.

We appointed PricewaterhouseCoopers as the independent auditors for the company after reviewing the firm's performance and independence from management. We received from and discussed with PricewaterhouseCoopers the written disclosure and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). These items relate to that firm's independence from the company. We also discussed with PricewaterhouseCoopers matters required to be discussed by the Statement on Auditing Standards No. 61 (Communication with Audit Committees) of the Auditing Standards Board of the American Institute of Certified Public Accountants to the extent applicable. We implemented a procedure to monitor auditor independence, reviewed audit and non-audit services performed by PricewaterhouseCoopers, and discussed with the auditors their independence.

Based on the reviews and discussions referred to above, we recommended to the Board of Directors that the company's audited financial statements be included in the company's Annual Report on Form 10-K for the fiscal year ended September 30, 2005.

Robert E. Denham (Chairman)
Karl J. Krapek
Richard C. Levin
Ronald A. Williams

ITEM 3
PROPOSAL TO APPROVE AN AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT AT THE DISCRETION OF OUR BOARD OF DIRECTORS

General Information

We are asking shareowners to approve a proposal that would grant the Board of Directors the authority to effect a reverse stock split at any of the following three ratios: 1-for-5; 1-for-10; or 1-for-15. At our 2003, 2004 and 2005 annual meetings, shareowners authorized the Board of Directors to effect a reverse stock split at any one of four ratios. The authority granted by shareowners to the Board of Directors at the 2005 annual meeting expires on February 15, 2006. The Board of Directors has not yet effected a reverse stock split at the time this proxy statement was printed because the Board has determined that the timing has not yet been appropriate to effect a reverse stock split in a manner that would be beneficial to the long-term value of Lucent common stock with the least amount of adverse impact on the short-term value. However, the Board of Directors still believes shareowners' interests will be best served if the Board has the authority and flexibility to effect a reverse stock split.

Accordingly, the Board of Directors has again unanimously adopted a resolution seeking shareowner approval of an amendment to Lucent's Restated Certificate of Incorporation to effect a reverse stock split of Lucent common stock. If shareowners approve this proposal, the Board of Directors may subsequently effect, in its sole discretion, a reverse stock split based upon any of the following three ratios: 1-for-5; 1-for-10; or 1-for-15. If this amendment is approved by shareowners, the Board of Directors would have the authority to effect a reverse stock split at any of those ratios at any time until February 14, 2007. In addition, notwithstanding approval of this proposal by shareowners, the Board of Directors may determine not to effect, and abandon, a reverse stock split without further action by our shareowners.

Reasons for a Reverse Stock Split

The Board of Directors believes that it is in the interest of our shareowners and Lucent for the Board to have the authority to effect a reverse stock split for the following reasons:

- *Raise our stock price to more attractive levels:* A higher stock price would return our share price to a price level typical of share prices of other widely owned public companies. The Board of Directors believes that a higher share price of Lucent common stock may meet investing guidelines for certain institutional investors and investment funds.

- *Reduce transaction costs to our shareowners:* Our shareowners may benefit from relatively lower trading costs for a higher priced stock. We believe many investors pay commissions when they buy or sell Lucent common stock based upon the number of shares traded. Because of our relatively low stock price, investors are required to pay more commissions to trade a fixed dollar amount than they would have to pay if our stock price was higher. In addition, shareowners owning very few shares may not have an economic way to sell their shares. If these shareowners are left with only fractional shares as a result of a reverse stock split, their interests can be liquidated without transaction costs, as we would absorb those costs.
- *Reduce our costs:* As of November 30, 2005, we had approximately 4 million record and beneficial shareowners, many of who held very few shares. As a result of a reverse stock split, holders of only a fractional share would be cashed out in a manner that would not cost these shareowners any commissions. This process would reduce the number of shareowners, particularly those with very few shares. As a result, we will incur reduced annual costs related to shareowner communications, such as annual printing and mailing of our proxy statement and annual report.
- *Enhance earnings per share visibility:* If we have fewer shares outstanding, shareowners will have better visibility into our earnings per share and changes in earnings per share. For example, we had approximately 5.2 billion shares outstanding on a fully diluted basis for fiscal 2005, so $.01 per share of earnings was equal to $52 million. A reverse stock split at a 1-for-10 ratio would reduce a $.01 per share of earnings to $5.2 million. Accordingly, smaller changes in our results would be reflected in our per share earnings.

The Board of Directors believes that shareowner approval of three exchange ratios (rather than a single exchange ratio) provides the Board of Directors with the flexibility to achieve the desired results of a reverse stock split. If approved, the Board of Directors would effect a reverse stock split only upon the Board's determination that a reverse stock split would be in the best interests of the shareowners at that time and would optimize the long-term value of our common stock and have the least impact on the short-term value of our stock. The Board of Directors has considered on different occasions since our 2003 annual meeting whether to effect a reverse stock split and has determined that the proper time has not yet occurred. The Board believes it can best have the opportunity to achieve this objective if the shareowners give the Board authority to effect a reverse stock split until February 2007.

Timing and Effective Date

To effect a reverse stock split, the Board would set the timing for such a split and select the specific ratio from among the three ratios set forth in this proposal. No further action on the part of shareowners will be required to either implement or abandon a reverse stock split. We would communicate to the public prior to the effective date of a reverse stock split additional details regarding the reverse stock split, including the specific ratio the Board of Directors selects.

If this proposal is approved and the Board of Directors does not implement the reverse stock split prior to February 15, 2007, the Board's authority to implement a reverse stock split will terminate. The Board of Directors reserves its right to elect not to proceed, and abandon, a reverse stock split if it determines, in its sole discretion, that a reverse stock split is no longer in the best interests of our shareowners.

The Board of Directors still has the authority to effect a reverse stock split before the 2006 annual meeting. Should the Board of Directors effect a reverse stock split prior to the 2006 annual meeting, we would withdraw this proposal from the agenda.

Procedure for Effecting a Reverse Stock Split

If the shareowners approve this proposal and the Board of Directors decides to implement a reverse stock split at any time prior to February 15, 2007, we will file a Certificate of Amendment with the

Secretary of State of the State of Delaware to amend our existing Restated Certificate of Incorporation. A reverse stock split will become effective on the date of filing the Certificate of Amendment, which is referred to as the "effective date." Beginning on the effective date, each certificate representing pre-reverse stock split shares will be deemed for all corporate purposes to evidence ownership of the reduced number of post-reverse stock split shares (based upon the ratio selected). The text of the Certificate of Amendment is set forth in Exhibit C to this proxy statement. The text of the Certificate of Amendment is subject to modification to include such changes as may be required by the Secretary of State of the State of Delaware and as the Board of Directors deems necessary and advisable to effect the reverse stock split, including the applicable ratio for a reverse stock split.

Certain Risk Factors Associated with a Reverse Stock Split

There can be no assurance that the market price per new share of Lucent common stock after a reverse stock split will increase in proportion to the reduction in the number of old shares of Lucent common stock outstanding before a reverse stock split. For example, based on the closing price on the NYSE of Lucent common stock on November 1, 2005 of $2.74 per share, if the Board of Directors decided to implement a reverse stock split and selected a reverse stock split ratio of 1-for-10, there can be no assurance that the post-split market price of Lucent common stock would be $27.40 per share or greater. Accordingly, the total market capitalization of Lucent common stock after a reverse stock split could be lower than the total market capitalization immediately before a reverse stock split.

Furthermore, while the Board of Directors believes that a higher stock price may help generate investor interest, there can be no assurance that a reverse stock split will result in a per-share price that will attract or satisfy the investing guidelines of institutional investors or investment funds.

Impact of a Reverse Stock Split if Implemented

If approved and implemented, a reverse stock split will be realized simultaneously for all Lucent common stock and the ratio will be the same for all shares. A reverse stock split will affect all of Lucent's shareowners uniformly and will not affect any shareowner's percentage ownership interests in Lucent, except to the extent that a reverse stock split would result in a shareowner owning a fractional share. Shareowners otherwise entitled to fractional shares as a result of a reverse stock split will receive cash payments in lieu of such fractional shares, as described in more detail below.

A reverse stock split may increase the number of shareowners who own odd lots (less than 100 shares). Shareowners who hold odd lots may experience an increase in the cost of selling their shares.

Effect on Fractional Shares: Shareowners will not receive fractional post-reverse stock split shares in connection with a reverse stock split. Instead, the transfer agent or other third party will aggregate all fractional shares and sell them as soon as practicable after the effective date on the open market. We expect that the sale will be conducted in an orderly fashion at a reasonable pace and that it may take several days to sell all of the aggregated fractional shares of common stock. After completing the sale, shareowners will receive cash payments in amounts equal to their pro rata share of the total net proceeds of that sale. No transaction costs will be assessed on this sale. However, the proceeds will be subject to federal income tax. In addition, these shareowners will not be entitled to receive interest for the period of time between the effective date of a reverse stock split and the date they receive payment for the cashed-out shares.

If you do not hold sufficient Lucent shares to receive at least one share in the reverse stock split and you want to continue to hold Lucent common stock after the reverse stock split, you may do so by taking either of the following actions far enough in advance so that it is completed by the effective date of a reverse stock split:

1. Purchase a sufficient number of shares of Lucent common stock (either on the open market or through The Bank of New York's BuyDIRECT plan) so that you hold at least an amount of shares

of Lucent common stock in your account prior to the reverse stock split that would entitle you to receive at least one share of Lucent common stock on a post-reverse stock split basis; or

2. If you have Lucent common stock in more than one account, consolidate your accounts so that you hold at least an amount of shares of Lucent common stock in one account prior to the reverse stock split that would entitle you to receive at least one share of Lucent common stock on a post-reverse stock split basis. Shares held in registered form (that is, shares held by you in your own name in Lucent's stock records maintained by our transfer agent) and shares held in "street name" (that is, shares held by you through a bank, broker or other nominee) for the same shareowner will be considered held in separate accounts and will not be aggregated when effecting a reverse stock split.

Effect on Employee Plans, Stock Options and Stock Units: The number of shares reserved for issuance under Lucent's existing stock option plans and the employee stock purchase plan will be reduced proportionately based on the reverse stock split ratio selected by the Board of Directors. In addition, the number of shares issuable upon the exercise of options and the exercise price for such options will be adjusted based on the reverse stock split ratio selected by the Board of Directors.

Lucent restricted stock units and Lucent common stock units in Lucent's savings plans or deferred compensation plan will also be adjusted based on the reverse stock split ratio selected by the Board of Directors.

Effect on Registered and Beneficial Shareowners: Upon a reverse stock split, we intend to treat shareowners holding Lucent common stock in "street name," through a bank, broker or other nominee, in the same manner as registered shareowners whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding Lucent common stock in "street name." However, these banks, brokers or other nominees may apply their own specific procedures for processing the reverse stock split. If you hold your shares with a bank, broker or other nominee, and if you have any questions in this regard, we encourage you to contact your nominee.

Effect on Our Convertible Securities: If you are a holder of our 7.75% Cumulative Convertible Trust Preferred Securities, 8% Redeemable Subordinated Debentures or 2.75% Series A or Series B Convertible Senior Debentures, the number of Lucent common shares into which each convertible security may be converted will be adjusted proportionately in accordance with the terms of each security, based on the reverse stock split ratio selected by the Board of Directors.

Effect on Our Warrants: The number of shares that may be issued upon the exercise of warrants to purchase Lucent common stock will be reduced proportionately based upon the reverse stock split ratio selected by the Board of Directors and the exercise price of the warrants will be adjusted proportionately in accordance with the terms of the warrants.

Effect on Registered "Book-entry" Shareowners: Our registered shareowners may hold some or all of their shares electronically in book-entry form under the direct registration system for securities. Certain registered shareowners also may hold shares through The Bank of New York's BuyDIRECT Plan. These shareowners will not have stock certificates evidencing their ownership of Lucent common stock. They are, however, provided with a statement reflecting the number of shares registered in their accounts.

If you hold registered shares in a book-entry form, you will not need to take any action to receive post-reverse stock split shares or cash payment in lieu of any fractional share interest. If you are entitled to post-reverse stock split shares, a transaction statement will automatically be sent to your address of record indicating the number of shares you hold.

Effect on Registered Certificated Shares: Some of our registered shareowners hold all their shares in certificate form or a combination of certificate and book-entry form. If any of your shares are held in certificate form, you will receive a transmittal letter from our transfer agent as soon as practicable after the effective date of a reverse stock split. The letter of transmittal will contain instructions on how to surrender your certificate(s) representing your pre-reverse stock split shares to the transfer agent. Upon receipt of your stock certificates, you will be issued the appropriate number of shares electronically in book-entry form under the direct registration system.

No new shares in book-entry form will be issued to you until you surrender your outstanding certificate(s), together with the properly completed and executed letter of transmittal, to the transfer agent.

Shareowners should not destroy any stock certificates and should not submit any stock certificates until requested to do so.

Effect on Authorized Shares: A reverse stock split will not reduce the number of authorized shares. Accordingly, upon the effectiveness of a reverse stock split, the number of authorized shares of Lucent common stock that are not issued or outstanding would increase due to the reduction in the number of shares of Lucent common stock issued and outstanding. We have 10 billion shares of authorized common stock, of which approximately 4.5 billion shares were issued and outstanding as of November 30, 2005, and 250 million shares of authorized preferred stock, all of which are unissued at this time.

Anti-Takeover Effect: A reverse stock split will significantly increase the proportion of authorized and unissued shares to issued shares. This ratio could, under certain circumstances, have an anti-takeover effect. For example, the issuance of a large block of common stock could dilute the stock ownership of a person seeking to effect a change in the composition of the Board of Directors or contemplating a tender offer or other transaction to control Lucent or combine Lucent with another company. However, this reverse stock split proposal is not being proposed in response to any effort of which we are aware to accumulate Lucent's shares of common stock or obtain control of Lucent, nor is it part of a plan for a series of amendments to our Restated Certificate of Incorporation. Other than this proposal for a reverse stock split, the Board of Directors does not currently contemplate recommending the adoption of any other amendments to our Restated Certificate of Incorporation that could be construed to reduce or interfere with the ability of third parties to take over or change the control of Lucent.

No Appraisal Rights

Under the General Corporation Law of the State of Delaware, our shareowners are not entitled to appraisal rights with respect to a reverse stock split, and we will not independently provide shareowners with any such rights.

Accounting Matters

A reverse stock split will not affect the par value of Lucent common stock. As a result, as of the effective date of a reverse stock split, the stated capital attributable to Lucent common stock on its balance sheet will be reduced proportionately based on the reverse stock split ratio selected by the Board of Directors, and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced. The per-share net income or loss and net book value of Lucent common stock will be restated because there will be fewer shares of Lucent's common stock outstanding.

Federal Income Tax Consequences of the Reverse Stock Split

The following is a summary of certain material United States federal income tax consequences of a reverse stock split. It does not purport to be a complete discussion of all of the possible federal income tax consequences of a reverse stock split and is included for general information only. Further, it does not address any state, local or foreign income or other tax consequences. Also, it does not address the tax consequences to holders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities. The discussion is based on the provisions of the United States federal income tax law as of the date hereof, which is subject to change retroactively as well as prospectively. This summary also assumes that the pre-reverse stock split shares were, and the post-reverse stock split shares will be, held as a "capital asset," as defined in the Internal Revenue Code of 1986, as amended (i.e., generally, property held for investment). The tax treatment of a shareowner may vary depending upon the particular facts and circumstances of such shareowner.

Other than the cash payments for fractional shares discussed below, no gain or loss should be recognized by a shareowner upon such shareowner's exchange of pre-reverse stock split shares for post-reverse stock split shares pursuant to a reverse stock split. The aggregate tax basis of the post-reverse stock split shares received in a reverse stock split (including any fraction of a post-reverse stock split share deemed to have been received) will be the same as the shareowner's aggregate tax basis in the pre-reverse stock split shares exchanged therefor. A shareowner's holding period for the post-reverse stock split shares will include the period during which the shareowner held the pre-reverse stock split shares surrendered in a reverse stock split. No gain or loss will be recognized by Lucent as a result of a reverse stock split. The receipt of cash instead of a fractional share of Lucent common stock by a holder of Lucent common stock generally will result in a taxable gain or loss to such holder for federal income tax purposes based upon the difference between the amount of cash received by such holder and the adjusted tax basis in the fractional shares as set forth above. The gain or loss will constitute a capital gain or loss and will constitute long-term capital gain or loss if the holder's holding period is greater than one year as of the effective date. The deductibility of capital losses is subject to limitation.

Our view regarding the tax consequences of a reverse stock split is not binding on the Internal Revenue Service or the courts. **ACCORDINGLY, EACH SHAREOWNER SHOULD CONSULT WITH THE SHAREOWNER'S OWN TAX ADVISOR WITH RESPECT TO THE POTENTIAL TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT.**

Vote Required and Recommendation of Board of Directors. The affirmative vote of a majority of all outstanding shares of Lucent common stock entitled to vote on this proposal will be required for approval of this proposal. An abstention will have the effect of a vote against this proposal. If the NYSE considers this to be a routine proposal, a nominee holding shares in street name may vote for the proposal without voting instructions from the beneficial owner. The NYSE has considered our proposals for a reverse stock split at each of our last three annual meetings to be routine, and we expect that this proposal will also be considered routine by the NYSE.

Your Board of Directors recommends a vote "FOR" this proposal to approve an amendment to the Restated Certificate of Incorporation of Lucent to authorize the Board of Directors to effect a reverse stock split at one of the following three ratios: 1-for-5; 1-for-10; or 1-for-15.

SHAREOWNER PROPOSALS

We expect the following four proposals (Items 4 through 7) to be presented by shareowners at the annual meeting. Some of the proposals may contain assertions or statements that we believe may not be correct, and we are not attempting to refute each such statement. Instead, we are addressing the merits of each proposal in our response and indicating why the Board is recommending a vote against each of the proposals.

ITEM 4
SHAREOWNER PROPOSAL REGARDING DISCLOSURE OF POLITICAL CONTRIBUTIONS

Evelyn Y. Davis, with an office at the Watergate Office Building, 2600 Virginia Avenue N.W., Washington, D.C., owner of 2,000 shares, has proposed the adoption of the following resolution and has furnished the following statement in support of her proposal:

RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to stockholders. "And if no such disbursements were made, to have that fact publicized in the same manner."

REASONS: "This proposal, if adopted, would require the management to advise the shareowners how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent."

"Last year the owners of 335 million shares representing approximately 20% of shares voting, voted FOR this proposal."

"If you AGREE, please mark your proxy FOR this resolution."

Company Response to Shareowner Proposal

Under applicable law, we cannot make corporate contributions to federal candidates. We do make occasional contributions to state and local candidates where permitted by law. In addition, some of our employees, on a voluntary basis, contribute to an employee political action committee, as do employees at many other companies. In each instance, our employee political action committee and the company fully comply with all applicable reporting and public disclosure requirements. We do participate in business-oriented political, trade and civic associations, which make their positions known on legislation that is significant to our business. The Board of Directors believes that these are important efforts that should not be hindered by special disclosure rules, which are not required by any federal, state or local regulatory authority.

Because we are committed to complying with applicable campaign finance laws, including all reporting requirements, we believe the report requested in this proposal is unnecessary and not worth the cost to the company. Furthermore, much of the information requested by the proponent to be disclosed can be obtained through existing sources. For example, all reports filed with the Federal Election Commission are available to the public. Accordingly, shareowners who are interested in reviewing our corporate political expenditures and the expenditures of our employee political action committee may already have access to this information.

Vote Required and Recommendation of Board of Directors. The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote on the shareowner proposal is required to approve the shareowner proposal, which is framed as a "recommendation" to the Board. An abstention is treated as being present and entitled to vote on the matter and, therefore, has the effect of a vote against the shareowner proposal. A broker non-vote is treated as not being entitled to vote on the matter and, therefore, is not counted for purposes of determining whether the shareowner proposal has been approved.

Your Board of Directors recommends a vote AGAINST the adoption of this shareowner proposal. Proxies solicited by the Board of Directors will be so voted unless shareowners otherwise specify in their proxies.

ITEM 5
SHAREOWNER PROPOSAL REQUESTING FUTURE CASH BONUS OR INCENTIVE COMPENSATION BE CONTINGENT UPON RESTORATION OF RETIREE BENEFITS

Frank C. Minter, 415 Highgate Hill Road, Indian Springs, Alabama 35124, who owns 5,000 shares of the company's common stock, proposes the adoption of the following shareowner proposal:

Resolved: The shareholders of Lucent urge the Board to direct Management that no cash bonus or incentive compensation other than stock options be awarded to those employees designated as "senior managers (officers)" until those benefits taken away from retirees during recent years of Lucent's financial difficulty have been restored.

Supporting Statement: When employees decide to retire they make decisions about their future financial situation based on commitments made by company management. When Management changes the rules or breaks those commitments, employees are financially harmed. In recent years, Lucent has experienced severe financial difficulty and it has been necessary to curtail and/or eliminate many benefits previously paid. Lucent has now returned to a level of profitability that suggests it should reinstate those benefits they took away. This is illustrated by their payment last year of over $16 million in bonuses to their top five (5) senior officers and additional sums to their other officers.

An example of a retiree benefit that was taken away is the retiree death benefit that provided the payment of a benefit equal to a year's salary at the death of the retiree if there was a mandatory beneficiary (normally a spouse). At the time of retirement, the employee would normally consider this benefit in making other financial decisions. When the company unilaterally removed it many years later the employee cannot go back and change those earlier decisions. As a retired senior financial officer of Lucent, I am one of those whose earlier decisions were negatively impacted by this unilateral decision made by Lucent management.

Cash bonuses are an appropriate compensation tool for senior management, but such large amounts should not be paid unless retirees are treated equitably as well.

Please vote FOR this resolution.

Company Response to Shareowner Proposal

Adoption of this proposal would not serve to enhance shareowner value and would hurt Lucent's competitiveness over the long term. Our primary responsibility is to operate the business in a manner that enhances shareowner value over time, while adhering to the highest standards of ethics. Operating results are the key driver of shareowner value over time. Cash incentive compensation is designed to reward employees for achieving operating results, particularly operating improvements year over year, and performing against the company's plan. To achieve these results, management must have the discretion to make many short and longer-term decisions that will likely impact results (which include the level of retiree benefits the company can support). If this proposal were to be adopted, it could call for the restoration of retiree benefits to a cost and expense level that the company cannot afford and would be detrimental to shareowners. Lucent's ability to provide some level of retiree healthcare and contribute to its pension plans is contingent on the company's continued success and growth.

Lucent operates in a competitive global industry. To be successful, we must attract and retain highly skilled talent. The caliber of people who work at all levels at Lucent have the marketable skills and capabilities to work at other firms. While there are many factors that cause a potential employee to join the company and current employees to stay, a central factor is being able to participate in a competitive compensation program that they view as being fair and appropriate relative to their experience, duties, and the performance goals expected of them. Our compensation program is fair, appropriate and competitive with those of companies with which we compete for talent. Placing the type of limitations called for in the proposal would limit employees' incentive compensation even in years when the company has strong operating results, which could drive employees to leave the company.

We have had to make difficult choices over the past several years with respect to many areas of our business in order to position ourselves for success in a highly competitive and rapidly evolving global business environment. To accomplish this objective, we restructured the business and significantly reduced our costs through numerous actions. These necessary business decisions have impacted our active employees at all levels by the way of headcount reductions and reduced benefits. The elimination or reduction of certain retiree benefits was without question a very difficult, but necessary, decision for us.

Vote Required and Recommendation of Board of Directors. The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote on the shareowner proposal is required to approve the shareowner proposal, which is framed as a "recommendation" to the Board. An abstention is treated as being present and entitled to vote on the matter and, therefore, has the effect of a vote against the shareowner proposal. A broker non-vote is treated as not being entitled to vote on the matter and, therefore, is not counted for purposes of determining whether the shareowner proposal has been approved.

Your Board of Directors recommends a vote AGAINST the adoption of this shareowner proposal. Proxies solicited by the Board of Directors will be so voted unless shareowners otherwise specify in their proxies.

ITEM 6
SHAREOWNER PROPOSAL REGARDING PERFORMANCE-BASED EQUITY COMPENSATION

Joanne M. Raschke, 231 Pinetuck Lane, Winston-Salem, North Carolina, who owns 5,000 shares of the company's common stock, proposes the adoption of the following shareowner proposal:

Resolved, that the shareholders of Lucent Technologies request that our Board of Directors adopt a policy whereby at least 75% of future equity compensation (viz., stock options and restricted stock) awarded to senior executives shall be performance-based, and the performance criteria adopted by the Board disclosed to shareowners.

"Performance-based" equity compensation is defined here as:

(a) Indexed stock options, the exercise price of which is linked to an industry index;

(b) Premium-priced stock options, the exercise price of which is substantially above the market price on the grant date; or

(c) Performance-vesting options or restricted stock, which vest only when the market price of the stock exceeds a specific target for a substantial period (e.g., 180 days).

Supporting Statement

As long-term shareholders, we support compensation policies for senior executives that provide challenging performance objectives that motivate executives to achieve long-term shareowner value. We believe that a greater reliance on performance-based equity grants is particularly warranted at Lucent.

The compensation of Lucent's senior executives appear to be completely disconnected from returns to shareholders. During her first three years as CEO, Patricia Russo received equity compensation valued at over $33 million — including nearly 14.2 million standard options — yet Lucent's share price remains 55% lower than the day she became CEO in 2002.

For fiscal 2003, Lucent reported a net loss of $1.2 billion. The Board's response? It awarded the top five senior executives 9.3 million standard stock options in 2003 — at an exercise price equal to the market price.

For fiscal 2004, Lucent reported net income (before income taxes) of $1.14 billion, its first profit in four years. But, as Wall Street analysts observed, nearly all of this "profit" resulted from $1.11 billion in non-cash accounting credits attributable to projected returns on Lucent's pension assets. The Board's response: it awarded 5.6 million more options to the five top officers.

We believe that Lucent is the classic case of a company that awards an unnecessarily large quantity of standard stock options that can yield windfalls for executives who are merely lucky enough to hold them during a rising market.

Many leading investors criticize standard options as inappropriately rewarding mediocre performance. Warren Buffett has characterized standard stock options as "really a royalty on the passage of time" and has spoken in favor of indexed options.

In contrast, peer-indexed options reward executives for outperforming their direct competitors and discourage re-pricing. Premium-priced options reward executives who enhance overall shareholder value. Performance-vesting equity grants tie compensation more closely to key measures of shareholder value, such as share appreciation and net operating income, thereby encouraging executives to set and meet performance targets.

This proposal received support from a majority of shares that voted for or against last year, yet we see no evidence that Lucent's Board has moved to benchmark equity compensation to the relative performance of management against the market.

Please VOTE FOR this proposal.

Company Response To Shareowner Proposal

Our long-term incentive program effectively aligns participants' interests with those of Lucent's shareholders.

We agree that compensation programs should be designed to motivate participants to create value for Lucent's shareowners over the long-term. However, there is no evidence that suggests the best or only way to do this is by providing the types of equity-based grants cited in the proposal. In fact, the use of these types of equity programs is not prevalent market practice generally, nor are they used by our direct competitors.

We put extensive effort into understanding market practices because we agree that compensation programs should be designed to motivate participants, especially those at higher levels of responsibility, to create value for Lucent's shareowners over the long-term. Based on our review, we believe our program is appropriate and effective in aligning the interests of participants with those of our shareowners.

As described more fully in the Leadership Development and Compensation Committee's report commencing on page 35, Lucent's compensation program includes two forms of long-term incentives — three year performance awards and stock options. The size and frequency of grants under both programs is based on each employee's demonstrated level of performance over time.

Lucent's current long-term incentive program was adopted three years ago and modified effective for fiscal 2006 to further strengthen the alignment of participant's interests with those of Lucent's shareowners. These modifications came as a result of a comprehensive total compensation study the Leadership Development and Compensation Committee, which is comprised solely of independent Board members, conducted this past year. In addition to this study, the Committee annually reviews compensation levels and practices. In conducting the study and annual reviews, the Committee consults with an independent outside consultant.

Under the three-year performance award program, awards are earned based on the achievement of specific performance objectives set forth at the start of each year of the three-year performance cycle. Effective with the 2006-2008 performance cycle, a portion of the target award for all participants — and in fact 100% of the award to company officers — is denominated in shares of Lucent stock. So, the ultimate value of any final award the participant receives is not only dependent upon the achievement of the annual performance goals set by the Leadership Development and Compensation Committee, but also on the price of Lucent's stock at the conclusion of the three-year period.

We believe stock option grants are inherently performance-based as they provide no value to a recipient until the vesting requirements have been met and, subsequently, the trading price of the company's stock exceeds the price at which the options were granted. The option grants awarded in recent years vest ratably over a four-year period from the date of grant, and expire seven years from the date of grant. In addition, for some grants to officers, the net shares obtained upon exercise of the option must be held for one year from exercise before they can be sold. Therefore, for any value to be derived from an option grant, Lucent's performance needs to be at a level that, in comparison to the industry and the overall stock market, continues to drive increased stock price performance and shareowner value over a multi-year period. If the price of the stock does not exceed the grant price before the option's term expires, the option ends up worthless.

A review of the compensation of Ms. Russo, Lucent's CEO, illustrates the close alignment of our long-term incentive program with driving shareowner value. Since returning to Lucent in January 2002, Ms. Russo has received stock options covering about 12.6 million shares and 4.3 million restricted shares. A portion of these shares were awarded to replace compensation she forfeited upon leaving her former employer and the remainder to provide her with an incentive to drive performance that will increase shareowner value over the long term. While the attributed value of these stock option awards at grant is over $29 million, Ms. Russo has approximately $17 million of this value related to stock options that have an exercise price of $6.26 per share and, therefore, cannot be exercised at a profit unless the price of Lucent's stock exceeds that exercise price prior to the expiration of the grants. In addition, as shown on page 44, the total value of all of Ms. Russo's stock option grants, assuming exercise, as of September 30, 2005, was $4,675,000, of which only $2,312,500 related to vested options and the remaining to unvested option grants. The value Ms. Russo ultimately receives from all of her option grants will depend upon the future price of Lucent's stock at the time she exercises the options.

For the reasons cited above, we believe adoption of this proposal is unnecessary as our current approach to long-term incentives already effectively aligns the interests of participating employees with those of Lucent's shareowners.

Vote Required and Recommendation of Board of Directors. The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote on the shareowner proposal is required to approve the shareowner proposal, which is framed as a "recommendation" to the Board. An abstention is treated as being present and entitled to vote on the matter and, therefore, has the effect of a vote against the shareowner proposal. A broker non-vote is treated as not being entitled to vote on the matter and, therefore, is not counted for purposes of determining whether the shareowner proposal has been approved.

Your Board of Directors recommends a vote AGAINST the adoption of this shareowner proposal. Proxies solicited by the Board of Directors will be so voted unless shareowners otherwise specify in their proxies.

ITEM 7
SHAREOWNER PROPOSAL TO EXCLUDE NON-CASH PENSION CREDIT FROM EARNINGS USED TO DETERMINE INCENTIVE COMPENSATION FOR EXECUTIVE OFFICERS

James E. Stickel, 8385 SE 173rd Hendricks Lane, The Villages, Florida, who owns 4,644 shares of the company's common stock, proposes the adoption of the following shareowner proposal:

RESOLVED: The shareholders of Lucent Technologies urge the Board to determine future awards of performance-based compensation for executive officers using a measure of earnings that excludes non-cash "pension credit" that result from projected returns on employee pension fund assets, and to report annually to shareholders on the specific financial performance measure used to award performance pay.

Supporting Statement: A very large share of the company's reported earnings is not cash flow from ordinary operations, but rather accounting rule income from "pension credits." Because pension credits reflect neither operating performance nor even actual returns on pension assets, we believe these credits should not factor into performance-based compensation.

For example, for fiscal 2004 Lucent reported $1.14 billion in pretax net income – it's first profitable year since 2000. But as Wall Street analysts quickly observed, non-cash pension credits accounted for $1.1 billion (or 98%) of this reported gain.

Merrill Lynch's analyst wrote last May: "Pension credits continue to mask weak underlying profitability. Excluding these credits, Lucent's operating income was only 1.3%, among the lowest in telecom equipment."

This accounting alchemy has continued year after year, pumping up executive pay, but not shareholder value. Lucent used pension credits to boost its reported net operating income by $971 million in 2000, $1.03 in 2001, 1.22 in 2002 and $1.02 billion in 2003.

Pension income is simply not a relevant measure of management's operating performance.

Moreover, because accounting credits are based on assumptions set by management, the projected gains may not even exist. For example, while management assumed a $6.8 billion return on pension assets for 2001 and 2002, the pension trust actually lost $9.3 billion. The funded status of the trusts plunged from a $19 billion surplus to a $1.7 billion deficit.

In the 2004 proxy statement, Lucent stated that it would "effectively exclude pension credits from consideration when calculating executive compensation." But subsequent performance awards suggest the Board has either changed the policy, or is interpreting "effectively exclude" quite liberally.

As noted, Lucent's celebrated return to profitability in 2004 was almost entirely attributable to pension accounting credits. In the 2005 proxy statement, the Board Compensation Committee did not discuss the reality of a trivial $30 million pretax gain (after subtracting pension credits). Instead, it gushed that "Lucent's 2004 results were at the high end of the operating income performance range established at the beginning of the year." In recognition of this "profitability" (98% of it attributable to pension credits), the Board awarded CEO Russo a $2.95 million bonus, far exceeding her $1.8 million target bonus.

Boosting performance pay with pension income also creates incentives contrary to shareowner interests, in our opinion. If incentive pay formulas encourage management to skip cost-of-living adjustments expected by retirees, or to reduce retirement benefits expected by employees, we believe the ability to recruit and retain highly skilled employees is undermined.

We believe that excluding pension credits from performance compensation metrics would help to assure shareowners that this discretion will not lead to conflicts of interest.

Please VOTE FOR this resolution.

Company Response To Shareowner Proposal

The adoption of this proposal is not necessary because the net pension credit does not impact executive compensation. Since 2003, we have expressly committed to this practice as a matter of policy. In addition, the company paid no performance bonuses to executive officers for fiscal years 2000, 2001 or 2002, although in each of these years we had significant pension income.

Annual and long-term incentive awards to all eligible employees, including executive officers, is determined by the company's performance against specific operating income targets set by the Leadership Development and Compensation Committee at the start of each fiscal year. Beginning in 2006, the payout of incentive awards will also be impacted by the achievement of specific revenue targets. These targets are based on the Board's annual assessment of the outlook for our industry and the corresponding revenue and operational improvement goals set for the company.

Under Generally Accepted Accounting Principles (GAAP), we are required to estimate and recognize the cost, net of estimated returns on pension plan assets, of providing a pension to our current and former eligible employees, which necessarily impacts income. These estimates are based upon assumptions made at the beginning of each year regarding discount rates and the investment earnings of pension plan assets, both of which are clearly disclosed in our financial statements. The assumptions remain fixed throughout the year for both financial reporting and compensation purposes. Per our policy, any increase or decrease in the pension credit caused by an adjustment in pension-related benefits during the year is excluded from the calculation of operating income used to determine the funding level for annual and long-term incentive awards.

In line with our pay-for-performance philosophy, it should be noted that the operational performance of the company, excluding the pension credit, improved from fiscal 2003 to fiscal 2005 by over $1.6 billion in total. This was largely driven by higher sales, higher gross margins and lower operating expenses. It is the performance in these areas that served as the basis for incentive compensation funding provided to all employees, including executive officers.

For clarification, we also note that the proponent's supporting statement refers to losses of $9.3 billion on the investment of our pension plan assets during fiscal years 2001 and 2002 under GAAP as reported in our annual report. However, the supporting statement ignores the $9.8 billion gain reported for fiscal 2000 and the $9.3 billion of gains reported for fiscal 2003 and 2004. We believe that it is best to focus on the long-term performance of our pension fund assets, which for the five-year period ending on September 30, 2004 was a net gain of $9.8 billion under GAAP.

Finally, Lucent discusses the pension impact on its quarterly webcast calls for investors on the same day it announces earnings. Moreover, the pension credit is a stand-alone line item on the cash flow statement, which is one of the financial statements that accompanies Lucent's earnings press releases. The investment community is well aware of the impact of Lucent's pension credit when analyzing the company and its prospects. Lucent takes its responsibility to investors very seriously and consistently reports its financial results with transparency and integrity.

Vote Required and Recommendation of Board of Directors. The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote on the shareowner proposal is required to approve the shareowner proposal, which is framed as a "recommendation" to the Board. An abstention is treated as being present and entitled to vote on the matter and, therefore, has the effect of a vote against the shareowner proposal. A broker non-vote is treated as not being entitled to vote on the matter and, therefore, is not counted for purposes of determining whether the shareowner proposal has been approved.

Your Board of Directors recommends a vote AGAINST the adoption of this shareowner proposal. Proxies solicited by the Board of Directors will be so voted unless shareowners otherwise specify in their proxies.

SUBMISSION OF SHAREOWNER PROPOSALS

Shareowners may submit proposals on matters appropriate for shareowner action at meetings of Lucent's shareowners in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934. If a shareowner wants us to include such a proposal in our proxy statement for presentation at our 2007 Annual Meeting of Shareowners, the proposal must be received by our Corporate Secretary, at 600 Mountain Avenue, Room 3C-536, Murray Hill, New Jersey 07974, no later than September 5, 2006, and all applicable requirements of Rule 14a-8 must be satisfied. If the shareowner submitting the proposal is not the holder of record, the shareowner will need to submit to us proof of ownership for at least one year. This can generally be obtained from the broker or other nominee holding the shares. We are not required to include any proposal received after September 5, 2006 in our proxy materials for the 2007 annual meeting.

A shareowner may also nominate directors or have other business brought before the 2007 annual meeting by submitting the nomination or proposal to us on or after October 5, 2006, and on or before November 4, 2006, in accordance with Section 2.7 of our by-laws. The nomination or proposal must be delivered to our Corporate Secretary, 600 Mountain Avenue, Room 3C-536, Murray Hill, New Jersey 07974, and meet all the requirements of our by-laws.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers to file reports of their holdings and transactions in Lucent stock with the SEC and the NYSE. Based on our records and other information, we believe that all required Section 16(a) reports for our directors and executive officers for fiscal 2005 were timely filed.

Five-Year Cumulative Total Return

The following graph and the table below provide an indicator of cumulative total shareowner returns for Lucent common stock over Lucent's past five fiscal years as compared with the S&P 500 Index, the S&P 500 Communications Equipment GICS Sub Industry Index and the S&P 500 Telecom Equipment Index weighted by market value at each measurement point.


Lucent Technologies Inc.
S&P 500 Index
S&P 500 Communications Equipment GICS Sub Industry Index (2)
S&P 500 Telecom Equipment Index
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
Total Return (1)
9/29/2000
9/28/2001
9/30/2002
9/30/2003
9/30/2004
9/30/2005

	9/29/00	9/28/01	9/30/02	9/30/03	9/30/04	9/30/05
Lucent Technologies Inc.	$100.00	$19.91	$ 3.25	$ 9.23	$13.55	$13.89
S&P 500 Index	$100.00	$73.39	$58.37	$72.60	$82.65	$92.78
S&P 500 Communications Equipment GICS Sub Industry Index	$100.00	$20.14	$ 8.71	$14.16	$16.55	$19.09
S&P 500 Telcom Equipment Index	$100.00	$20.14	$ 8.71	$ —	$ —	$ —

Notes:

(1) Assumes $100 invested on September 29, 2000 in Lucent common stock, the S&P 500 Index, the S&P 500 Communications Equipment GICS Sub Industry Index and the S&P 500 Telecom Equipment Index, with the reinvestment of all dividends, including the company's distribution to shareowners of Avaya Inc. common stock on September 29, 2000 and Agere Systems Inc. common stock on June 1, 2002. For the purpose of this chart, the Avaya Inc. and Agere Systems Inc. distributions are each treated as a non-taxable cash dividend that would have been converted to additional Lucent shares at the close of business on September 29, 2000 for Avaya Inc. and on June 1, 2002 for Agere Systems Inc.

(2) The S&P 500 Communications Equipment GICS (Global Industry Classification Standard) Sub Industry Index replaced the S&P 500 Telecom Equipment Index in 2003. These two indices had identical performances from September 29, 2000 until the S&P 500 Telecom Equipment Index was discontinued at the end of 2002.

Shareowner returns over the indicated period shown in the graph on the previous page should not be considered indicative of future shareowner returns.

Three-Year Cumulative Total Return

The following graph and the table below provide an indicator of cumulative total shareowner returns for Lucent common stock over Lucent's past three fiscal years as compared with the S&P 500 Index and the S&P 500 Communications Equipment GICS Sub Industry Index weighted by market value at each measurement point. This period was selected because during fiscal 2003, the telecommunications industry started to stabilize after several years of decline, and Lucent started to realize the benefits of its extensive restructuring that commenced in fiscal 2001 and continued throughout fiscal 2002.



Lucent Technologies Inc.
S&P 500 Index
S&P 500 Communications Equipment GICS Sub Industry Index
Total Return (1)
$450.00
$400.00
$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
9/30/2002
9/30/2003
9/30/2004
9/30/2005

	9/30/2002	9/30/2003	9/30/2004	9/30/2005
Lucent Technologies	$100.00	$284.21	$417.11	$427.63
S&P 500 Index	$100.00	$124.38	$141.61	$158.95
S&P 500 Communications Equipment GICS Sub Industry Index	$100.00	$161.56	$186.46	$211.54

(1) Assumes $100 invested on September 30, 2002 in Lucent common stock, the S&P 500 Index, and the S&P 500 Communications Equipment GICS Sub Industry Index, with the reinvestment of all dividends.

Shareowner returns over the indicated period shown in the graph above should not be considered indicative of future shareowner returns.

REPORT ON EXECUTIVE COMPENSATION BY THE LEADERSHIP DEVELOPMENT AND COMPENSATION COMMITTEE

Our report covers the following topics:

- Role of the Leadership Development and Compensation Committee
- Executive Compensation Guiding Principles
- Components of Our Compensation Program
- Compensation of the Chairman and Chief Executive Officer

Role of the Leadership Development and Compensation Committee

Our Committee has two primary responsibilities. First, we review the leadership development process and advise the Board on executive succession planning. Second, we set the company's compensation principles that serve to guide the design of compensation plans and programs applicable to employees at all levels of the organization. In discharging our role, we regularly benchmark the ongoing competitiveness of the company's compensation programs in order to evaluate whether they are achieving the desired goals and objectives summarized in this report. In addition to this regular review, the Committee has adopted a governance practice of conducting a comprehensive study of the total compensation program every three years. We also regularly review the performance of the senior leadership team and establish individual compensation levels for each member, having considered the advice of the Committee's independent, external consultant in determining the appropriateness of the amounts and types of compensation the company pays its senior leaders. The Committee also reviews input from other outside consultants and legal advisors from time to time. The Committee is composed entirely of independent, non-employee members of the Board of Directors. No former employees of the company serve on the Committee.

- **Total Compensation Study**

In line with governance guidelines established by the Committee, an extensive study of our compensation philosophy and programs was conducted during fiscal year 2005 (the previous study was conducted during fiscal year 2002). With the assistance of the Committee's independent consultant, the Committee evaluated the company's compensation programs and policies against current and emerging competitive practice and global legal and regulatory developments. Input was provided from all Directors, and the results and recommendations reviewed with the full Board throughout the study. Additionally, input was solicited from employees globally at all levels through a combination of focus groups and individual interviews to gain their input on the effectiveness and perceived incentive value of the company's current compensation programs. Based on all of these inputs, some modifications will be made to the overall program as highlighted throughout the balance of this report.

Executive Compensation Guiding Principles

The goal of the company's compensation program is to attract, motivate and retain the highly talented individuals Lucent needs to design and deliver innovative products, services and solutions to its customers. As such, the following principles guide the design and administration of the company's compensation program:

- **Compensation is related to performance**

We believe that an employee's compensation should be tied not just to how the individual employee performs, but also to how well both the employee's team and the company perform against both financial and non-financial goals and objectives. When the company's performance is better than the objectives set for the performance period, employees who have demonstrated the required level of performance should be paid more, and when the company's performance does not meet one or more of the key objectives, any incentive award funding is at the Committee's discretion.

- **Incentive compensation is a greater part of total compensation for more senior positions**

The proportion of an employee's total compensation that varies with individual, team and company performance objectives should increase as the scope and level of the individual's business responsibilities increase. For example, under the total compensation structure established for the Chairman and Chief Executive Officer ("CEO"), 90% is at risk and payable based on annual and long-term results. For all other company officers, at least 60% of total compensation is at risk and payable based on annual and long-term performance.

- **Incentive compensation balances short- and long-term performance**

Through the design of the company's compensation program, we look to balance the focus of all employees on achieving short-term, or annual, results that will ensure the company's long-term viability and success. To reinforce the importance of balancing these perspectives, the company's employees are regularly provided with both annual and long-term incentives. Participation in the long-term incentive programs increases at higher levels of responsibility, as employees in these leadership roles have the greatest influence on the company's strategic direction and results over time.

- **Lucent employees are provided with opportunities to own Lucent stock**

The company provides employees at all levels with various ways to become shareowners. Over time, the company has made stock option grants to broad segments of employees and, through the current stock option program, has provided for discretionary stock option grants to employees worldwide. As a result of the Total Compensation Study, the company will begin granting restricted stock units instead of stock options to employees below the leadership level. Employees in leadership positions (approximately 1,100 employees) will continue to be eligible to receive stock options. In addition, we are modifying the three-year performance award program that our leaders participate in by having a portion of the award denominated and, if earned, paid in performance shares (this will be discussed in further detail beginning on page 38 under long-term incentives).

We will continue our practice of granting equity compensation selectively, to those employees at all levels who have exhibited sustained high performance levels, have the key skills and experiences, and the demonstrated potential that the company needs to be successful now and in the future.

In addition, the company offers other programs that are intended to facilitate stock ownership among employees. These programs include a stock purchase plan that enables employees globally to purchase Lucent stock at a discount through payroll deductions, and 401(k) savings plans that allow U.S. employees to invest, on a voluntary basis, in company stock.

The company's goal in providing these opportunities is to align the interests of each employee with the interests of Lucent's shareowners. To that end, the most senior officers of the company (approximately the top 13 leaders) have stock ownership guidelines, which have been introduced as a result of the Total Compensation Study, and are discussed in further detail on page 39.

- **Compensation levels are competitive**

We annually review compensation survey data from several independent sources to ensure that Lucent's total compensation program is competitive. The survey data used covers companies with whom the company competes for leadership talent. We target a leader's total compensation, reflecting the individual's maturity and expertise in the role, and sustained level of performance to be at or above the median of a comparison group of technology and other select large, global, public companies when the company achieves or exceeds the goals and objectives set. This comparison group is used because the company's competitors for executive talent include a blend of technology and broader companies beyond Lucent's direct industry competitors since the company recruits individuals with skills and experiences from a varied set of backgrounds. The firms Lucent competes with in the marketplace are included in the indices used to compare shareowner returns (see Performance Graphs, pages 33-34).

- **We seek to maximize the tax deductibility of compensation**

Our goal is to have most of the compensation paid to the company's Chairman and CEO and four other most highly compensated executive officers qualify as performance based and deductible for federal income tax purposes under Section 162(m) of the Internal Revenue Code. The company's compensation plans are structured so that most amounts paid under those plans will be fully deductible. However, some of the compensation that the company pays cannot be deducted. Under the Internal Revenue Code, the compensation paid to executive officers that cannot be deducted includes salary, the value of perquisites and restricted stock unit awards that do not include additional performance measures to the extent that the value of these compensation components exceeds $1 million. Based on the complexity of Lucent's business, the rapidly changing nature of the industry, as well as the continued competitive market for outstanding leadership talent, we believe it is appropriate and competitive to provide that compensation, even though it is not fully tax-deductible.

Components of Our Compensation Program

The three primary components of the company's executive compensation program are: base salary, annual incentives and long-term incentives.

- **Base Salary**

Base salaries for all employees, including those in senior leadership roles, are set at levels that are competitive with similar positions at other comparable companies. While the company conducts surveys annually and typically provides an annual increase budget, salaries for those at more senior levels are generally adjusted less frequently. Adjustments at the senior leadership level are made to recognize significant expansion of an individual's role, outstanding and sustained individual performance, or if competitive market data indicate a significant deviation versus market.

- **Annual Incentives**

We design the annual component of incentive compensation to align pay with the annual performance of the company. At the start of each fiscal year, we establish the key performance measure or measures we believe require the special focus of our leadership, as well as employees generally, to move the business forward and create value for our shareowners. We then define a funding range around the selected key measures that will determine whether, and at what level, annual incentive funding will be available.

When funding is available, the payment of awards to eligible employees is based on their individual performance, as well as that of the overall Lucent team. We evaluate each senior leader's individual performance at the end of the year, including the leader's results against his or her objectives. These objectives include financial targets and other important goals such as customer satisfaction, employee engagement, operational performance and shareowner value creation. In addition, we assess each leader in terms of leadership and managerial ability, compliance focus, business knowledge, execution of Lucent's business plan and overall business strategy, and adherence to our values.

The basis for annual incentive funding for fiscal year 2005 was the achievement of a range of operating income objectives; this is the same basis for determining annual incentive funding that has been used since fiscal 2003. For each of the last three years, the Committee has set significantly higher operating income goals than the company achieved in the previous year, and the company has met or exceeded those goals. For 2005, Lucent's results were slightly above the target operating income objective established at the beginning of the year. This was due to strong gross margin results and continued effective expense management. Based on the level of operating income achieved, annual incentive award funding for fiscal 2005 was above target levels.

For fiscal 2006, as a result of our Total Compensation Study, annual incentive award funding will again be based on operating income objectives, but it will also be adjusted, or modified, based on the company's attainment of revenue growth goals. This combination will focus employees on the critical role each of them plays in ensuring continued effective operational results, as well as elevating their focus on the importance of driving profitable growth.

- **Long-Term Incentives**

Since the 2003 fiscal year, the long-term incentive component for those in leadership positions (approximately the top 1,100 employees) has been provided in two forms, a three-year performance award program and stock options. While both components will continue to be provided to eligible leaders who demonstrate the level of performance and potential necessary to be selected to receive grants under these two programs, changes are being made effective with fiscal year 2006 to both the form of payout and performance criteria for determining payouts under the three-year performance award program. The changes, which come as a result of the Total Compensation Study, are designed to further strengthen the alignment of leaders' interests with those of Lucent's shareowners.

Under the three-year performance award program, awards are earned based on the achievement of specific financial targets or other performance objectives established by the Committee at the beginning of each fiscal year within the three-year performance period. If the performance goal(s) set for a particular year within the three-year period is met, one-third of the target award is earned and banked at a level proportionate to the level of performance achieved relative to the goal(s) established for that year. Since the program was started, the basis for determining annual funding and banking of any awards has been the same range of operating income objectives used to determine funding under the company's annual incentive plan. Therefore, the addition of the revenue growth funding modifier for determining annual incentive awards, discussed earlier in this report, will also apply to any outstanding or new award cycles that include fiscal year 2006.

For all outstanding three-year award cycles since this program was introduced (2003 to 2005, 2004 to 2006, 2005 to 2007), awards banked for leaders below company officers are payable in cash at the end of the respective three-year performance cycle. For officers, awards under the 2003 to 2005 and 2004 to 2006 performance cycles are payable in cash, and fully in restricted stock units for the cycle covering fiscal years 2005 to 2007. The restricted stock units are awarded at the end of each year within that three-year cycle, and are not vested for at least one year from grant. For the award cycle covering fiscal years 2006 to 2008, performance shares will be used as the sole form of payment for company officers, and will represent 25% of the target awards payable to other participating leaders (the remaining 75% will continue to be paid in cash).

With performance shares, target awards set for each participating leader will be expressed as a number of shares at the beginning of the three-year performance period. The number of shares in the target award will be determined by dividing the target award value by the share price of Lucent's stock at the time the award is granted. Under this approach, the value of the award ultimately earned will be dependent not only on the results achieved against the annual goals set for each of the three years covered by the award cycle, but also on the price of Lucent's stock at the conclusion of the three-year period. The Committee believes this change will serve to further strengthen the alignment of our leaders' interests with the company's shareowners given the enhanced incentive it provides for our leaders to drive continued improvement in Lucent's stock price over time.

Stock options are granted annually, typically in December. Option grants have an exercise price equal to the fair market value of a share of Lucent stock on the date of grant and vest generally within four years and expire seven years from the date of the grant.

Target grant guidelines are developed based on benchmarking market compensation and on the company's own internal compensation philosophy. Overall, the compensation structure is set such that approximately half of a company officer's target long-term compensation is provided under the three-year performance award program and the balance in stock options. The actual value of the target award opportunity granted to each participating leader is dependent on an assessment of that leader's individual performance and potential for future contributions and achievements.

Awards earned and payable under both forms of long-term incentives described above meet the criteria specified under Section 162(m) of the Internal Revenue Code to be deductible by the company.

The Chairman and CEO has elected to convert her 2004 awards under the 2003 to 2005 and 2004 to 2006 performance cycles, and her 2005 award under the 2004 to 2006 performance cycle from payment in cash to payment in the form of restricted stock units. This is described in further detail in the section "Compensation of the Chairman and Chief Executive Officer."

- **Stock Ownership Guidelines**

By granting a significant portion of each senior leader's total compensation opportunity in the form of stock-based incentives, these executives have a substantial carried interest and incentive to take steps to ensure continued growth in the price of Lucent's stock over time. To further reinforce this focus, new stock ownership guidelines have been adopted for the Chairman and CEO and the other twelve members of the Management Committee (the top 13 officers) as a result of the Total Compensation Study.

The Chairman and CEO will be required to hold Lucent stock valued at three times base salary, and other covered officers will be required to hold Lucent stock valued at two times base salary. All covered officers will have five years to achieve this guideline (by the end of fiscal 2010). Given these new guidelines, the specific holding requirements previously established for restricted stock units granted under the performance award program beginning in fiscal 2005 have been eliminated.

Compensation of the Chairman and Chief Executive Officer

Fiscal 2005 was a year of continued progress and accomplishments, across a number of areas, important to strengthening the foundation for Lucent's future growth and long-term success. Under Ms. Russo's leadership, the company had improved results on several key financial dimensions. Year over year revenue grew by 4.4 percent, gross margin increased by two percentage points, operating income increased by nearly 7 percent, and cash flow from operating activities improved by over $80 million. Further, the balance sheet was significantly strengthened with net debt being reduced by more than $600 million. Working capital also improved, driven by increased inventory turns and a continued focus on managing Days Sales Outstanding. Driven by Ms. Russo's efforts, the company continued to make steady progress in demonstrating its leadership in next-generation networks in targeted growth areas including key IMS architecture wins globally, as well as 3G mobile networks, services, next-gen access and optical. Lucent made further marked improvement in its customer loyalty results for the year, bringing it to record high levels. Ms. Russo also further streamlined the company's organization, strengthened the leadership team through both the strategic hiring and redeployment of key leaders, implemented various management development initiatives and achieved improved employee engagement scores.

- **2005 Pay Actions**

Ms. Russo is paid an annual base salary of $1,200,000. This is the same rate that has been in effect since the time of her appointment as President and CEO of Lucent on January 6, 2002 and has not been increased despite her subsequent appointment as Chairman and CEO on February 19, 2003 and her absorption of a significant portion of the duties held by the company's former Chief Operating Officer. Ms. Russo is eligible for annual incentive awards at a target equal to 150% of her base salary if the targeted performance goals established for the relevant year are met. Based on Lucent's 2005 results versus objectives, Ms. Russo received an annual incentive award of $1,950,000 in recognition of the company's performance discussed above and her instrumental role in driving those results.

Ms. Russo received an option to purchase 2,250,000 shares of company stock on December 1, 2004, at an exercise price of $3.955 a share, the fair market value (average of the high and low trading prices reported on the NYSE) of Lucent's stock on that date. Like the grants provided to other employees on that date, her options will vest over four years and have a seven-year term. Based on fiscal 2005 results against objectives established at the beginning of the year, Ms. Russo has earned $1,600,000 against the third year of her 2003 to 2005 long-term target award opportunity, $1,600,000 against the second year of her 2004 to 2006 long-term target award opportunity, and $1,800,000 against the first year of her 2005 to 2007 long-term target award opportunity. These amounts have been awarded to Ms. Russo in a combination of cash and restricted stock units. The restricted stock units will vest one year from the grant date, as shown in the "Restricted Stock Awards" column of the Summary Compensation Table on pages 41- 42. A detailed summary of these long-term awards is also described more fully on pages 44 - 45 under the caption "Three-Year Performance Award Program." The grant for the 2004 to 2006 long term award is being made because Ms. Russo voluntarily elected to receive payment in the form of restricted stock units rather than in the form of cash, for amounts earned for fiscal 2004 and 2005 performance under this award.

The Committee and the full Board believe Lucent's performance during 2005 represents steady progress and believe that the results achieved are due to the caliber, continued commitment and dedication of all employees, and the focus provided by Lucent's senior leaders. The company's ability to grow and build market share in a highly competitive environment will continue to rely upon Lucent's ability to attract and retain world-class talent. We believe, therefore, our compensation philosophy and programs have and, with the changes noted throughout our report, will continue to be a key enabler to driving the company's future growth and success.

Edward E. Hagenlocker (Chairman)
Daniel S. Goldin
Carla A. Hills
Franklin A. Thomas

COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth certain information regarding the compensation earned by or awarded to each individual who served as our CEO during fiscal 2005 and our four other most highly compensated executive officers at the end of 2005 (the "Named Executive Officers") in combined salary and bonus earned in 2005, as well as amounts earned by or awarded to such individuals in their capacities as executive officers, if any, during 2004 and 2003. The "Bonus" column, as described in detail below and required by SEC rules, combines where applicable the annual incentive award with the corresponding years of the 2004 to 2006 and 2003 to 2005 performance periods of the long-term incentive award program. As noted, these amounts are described more fully in the footnotes.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation: Salary (1)($)	Annual Compensation: Bonus (2)($)	Annual Compensation: Other Annual Compensation (3)($)	Long Term Compensation Awards: Restricted Stock Award(s) (4)($)	Long Term Compensation Awards: Securities Underlying Options (#)	All Other Compensation (5)($)
Patricia F. Russo......... Chairman and Chief Executive Officer	2005	1,200,000	1,950,000(a) 1,600,000(b) 3,550,000(e)	114,430	3,400,000	2,250,000	15,410
	2004	1,200,000	2,950,000(a)	64,829	4,800,000	2,500,000	22,444
	2003	1,200,000	2,000,000(a) 1,245,333(d) 3,245,333(e)	35,949	—	2,500,000	5,260
Frank A. D'Amelio........ Executive Vice President and Chief Financial Officer	2005	725,000	1,150,000(a) 1,800,000(b) 2,950,000(e)	66,307	900,000	1,125,000	7,730
	2004	662,500	1,500,000(a) 2,700,000(c) 4,200,000(e)	2,535	—	1,000,000	14,834
	2003	600,000	841,000(a) 622,667(d) 1,463,667(e)	53,471	—	1,750,000	1,505,260
Janet G. Davidson .... President, Corporate Strategy and Business Development	2005	550,000	625,000(a) 1,400,000(b) 2,025,000(e)	—	610,000	762,500	2,500
	2004	550,000	960,000(a) 2,100,000(c) 3,060,000(e)	—	—	650,000	9,634
	2003	550,000	616,000(a) 544,833(d) 1,160,833(e)	1,097	—	1,955,862	1,255,260
James K. Brewington ..... President, Developing Markets	2005	550,000	600,000(a) 1,400,000(b) 2,000,000(e)	—	610,000	762,500	34,514
	2004	550,000	960,000(a) 2,100,000(c) 3,060,000(e)	—	—	650,000	41,527
	2003	550,000	560,000(a) 544,833(d) 1,104,833(e)	22,312	—	2,383,441	755,260

Summary Compensation Table continued on page 42.

Summary Compensation Table (continued)

Name and Principal Position	Year	Annual Compensation: Salary (1)($)	Annual Compensation: Bonus (2)($)	Annual Compensation: Other Annual Compensation (3)($)	Long Term Compensation Awards: Restricted Stock Award(s) (4)($)	Long Term Compensation Awards: Securities Underlying Options (#)	All Other Compensation (5)($)
Cynthia K. Christy-Langenfeld President, Network Solutions Group	2005	579,167	800,000(a)	—	940,000	675,000	3,471
			1,000,000(b)				
			1,800,000(e)				
	2004	462,500	1,100,000(a)	—	—	500,000	10,605
			1,500,000(c)				
			2,600,000(e)				

Items (a) through (e) in this summary compensation table are explained in footnote 2 below.

(1) Fiscal 2005 and 2004 salary of Mr. D'Amelio reflects an increase that was awarded in 2004 to recognize his expanded role over certain administrative operations. Ms. Christy-Langenfeld's salary increase reflects her assuming the role of President of Mobility Solutions Group in March 2004 and President of the Network Solutions Group in April 2005.

(2) The bonus column is comprised of two components shown in separate rows, where applicable, for each Named Executive Officer. The first component is the annual incentive award payable in December of each respective year and is designated as (a). The second component is the portion of the three-year performance awards, covering the fiscal 2003 through 2005 and the fiscal 2004 through 2006 performance periods, that have been earned based on the company's fiscal 2003, 2004 and 2005 results, respectively. The total award for the fiscal 2005 portion of the fiscal 2003 through 2005 and fiscal 2004 through 2006 periods is designated as (b). In the case of Ms. Russo, this excludes the fiscal 2005 portion of the fiscal 2004 through 2006 period, as Ms. Russo agreed to convert her payment for this portion of her award from cash to restricted stock units, as more fully described in the section below titled "Three-Year Performance Award Program" and this amount is included in the restricted stock awards column of the Summary Compensation Table. The total award for the fiscal 2004 portion of the fiscal 2003 through 2005 and the fiscal 2004 through 2006 performance periods is designated as (c). The award for the fiscal 2003 portion of the fiscal 2003 through 2005 performance period is designated as (d). The total of all of the bonus components awarded in each respective fiscal year is designated as (e).

    The three-year performance award program is discussed in further detail in the Report on Executive Compensation, under the subheading "Components of Our Compensation Program — Long-Term Incentives." This award is reported in the Bonus column of the Summary Compensation Table as required by SEC rules, but is considered by the company and participants as a component of the company's long-term incentive program, as disclosed in the company's previous and current proxy statements. These portions of the three-year performance awards, as well as any portion that may be earned based on the company's fiscal 2006 results, will not be paid until the conclusion of each performance period (after September 30, 2005 for the fiscal 2003 through 2005 performance period, and after September 30, 2006 for the fiscal 2004 through 2006 performance period). This award is not included in determining benefits under any company programs or plans. The entire award is forfeited if the Named Executive Officer terminates employment on or before the end of each respective performance period, except in the case of retirement, death, or disability.

(3) Includes (a) tax reimbursement payments and (b) certain fringe benefits. In fiscal 2005, Ms. Russo received personal use of company aircraft of $61,058 and tax reimbursement for certain fringe benefits in the amount of $20,815. Mr. D'Amelio received personal use of company aircraft of $16,215, car allowance payments of $16,800, a financial counseling allowance of $15,000, and tax reimbursement for certain fringe benefits in the amount of $14,876.

(4) Amounts earned for fiscal 2005 performance under the fiscal 2005 through 2007 performance period were awarded in the form of restricted stock units effective November 15, 2005, with the number of shares based on the fair market value of Lucent common stock of $2.735 on the grant date. These shares are subject to a one-year vesting period. Additionally, as described in the section "Compensation of the Chairman and Chief Executive Officer" in the Report on Executive Compensation, Ms. Russo elected to receive the fiscal 2005 total earned value of $1,600,000 under her three-year long-term performance award target opportunity for fiscal 2004 through 2006 in restricted stock units. Based on the stock price of $3.125 on the grant date of October 24, 2005, 512,000 restricted stock units were awarded, vesting 100% in one year.

    In addition, as of September 30, 2005, the end of our most recent fiscal year, the following is the aggregate number of shares and market value, based on the closing price of Lucent common stock on the NYSE on September 30, 2005, of all restricted stock units held by each Named Executive Officer on such date: 2,310,992 shares valued at $7,510,724 for Ms. Russo; 28,353 shares valued at $92,147 each for Ms. Davidson, Mr. Brewington and Ms. Christy-Langenfeld. Mr. D'Amelio did not hold any restricted stock units on such date.

(5) The amounts shown for fiscal 2005 include company contributions of $2,500 to the savings plan for each Named Executive Officer provided under the same terms and conditions that apply to U.S. employees generally. For the Named Executive Officers who have a term life insurance policy, the premium payments made by the company, which have been imputed to their income without a tax reimbursement payment, are also reported in this column ($12,910 for Ms. Russo; $5,230 for Mr. D'Amelio; $32,014 for Mr. Brewington; and $971 for Ms. Christy-Langenfeld). The amounts shown in this column also include cash retention payments that were approved in fiscal 2001.

The following table sets forth certain information with respect to stock option grants made to the Named Executive Officers during 2005 and/or related to 2005 performance under the Lucent Technologies Inc. 2003 Long-Term Incentive Program.

Option Grants in Last Fiscal Year

	Individual Grants(1)				
Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Sh)	Expiration Date	Grant Date Present Value ($)(2)
Patricia F. Russo	2,250,000	4.53%	$3.955	11/30/2011	$5,316,750
Frank A. D'Amelio	1,125,000	2.26%	$3.955	11/30/2011	$2,658,375
Janet G. Davidson	762,500	1.53%	$3.955	11/30/2011	$1,801,788
James K. Brewington	762,500	1.53%	$3.955	11/30/2011	$1,801,788
Cynthia K. Christy-Langenfeld	675,000	1.36%	$3.955	11/30/2011	$1,595,025

(1) In accordance with SEC rules, we have used the Black-Scholes option pricing model to estimate the grant date present value of the options set forth in this table. Our use of this model should not be construed as an endorsement of its accuracy at valuing options. All stock option valuation models, including the Black-Scholes model, require a prediction about the future movement of the stock price. The real value of the options in this table depends upon the actual changes in the market price of Lucent's common stock during the applicable period.

(2) This option vests within four years from the grant date. We made the following assumptions when calculating the grant date present value: the option will be exercised after 3.8 years, volatility of 82.11%, annual dividend yield of 0% and an interest rate of 3.47%. These amounts are provided as estimates of future opportunity. The ultimate value each officer realizes will depend on a variety of factors, including Lucent's stock price, their continued employment and the timing of their exercise of options.

The following table sets forth information regarding options held by the Named Executive Officers on September 30, 2005.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year End (#)		Value of Unexercised In-the-Money Options at Fiscal Year End ($)(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Patricia F. Russo	—	—	8,986,058	7,442,841	$2,312,500	$2,362,500
Frank A. D'Amelio	—	—	3,871,873	2,750,000	$1,611,250	$1,631,250
Janet G. Davidson	—	—	2,154,334	1,575,000	$2,520,867	$ 614,250
James K. Brewington	560,000	$917,228	2,467,567	1,575,000	$2,326,208	$ 614,250
Cynthia K. Christy-Langenfeld	—	—	488,858	1,175,000	$ 357,812	$ 243,750

(1) These values are calculated based upon the difference between the closing price of Lucent common stock on the NYSE on September 30, 2005 and the exercise price of the options.

Three-Year Performance Award Program

This table illustrates the target cash awards under the three-year performance award program for the Named Executive Officers. These awards are earned over the three-year performance period based on the achievement of specific financial targets or other performance objectives, as established by the Leadership Development and Compensation Committee at the beginning of each fiscal year of the three-year award period. The amount of the award that may be earned can range from 0% to 200% of the total target award opportunity. Except as noted below for Ms. Russo, the total awards earned (if any) for the fiscal 2003 through 2005 performance period and the fiscal 2004 through 2006 performance period are paid in cash, provided participants continue to be actively employed by the company or meet certain other eligibility requirements. For the portion earned in 2004 for both three-year performance periods, and the portion earned in 2005 for the fiscal 2004 through 2006 performance period, Ms. Russo elected to receive restricted stock units. Ms. Russo received the restricted stock units earned for 2004 in October 2004 and the restricted stock units earned for 2005 in October 2005. Beginning with the fiscal 2005 through 2007 performance period, amounts earned are awarded in restricted stock units, not paid in cash, as described below. The amounts earned are reflected below and are included in the amounts set forth in the Bonus or Restricted Stock column of the Summary Compensation Table.

Name	Performance Period	Total Target Three-Year Award Opportunity	Portion Earned in 2003	Portion Earned in 2004	Portion Earned in 2005	Total Earned to Date	Payable
Patricia F. Russo . . .	2005–2007	$4,500,000	N/A	N/A	$1,800,000	$1,800,000	(1)
	2004–2006	$4,000,000	N/A	$2,400,000	$1,600,000	$4,000,000	(2)
	2003–2005	$4,000,000	$1,245,333	$2,400,000	$1,600,000	$5,245,333	(2)
Frank A. D'Amelio . .	2005–2007	$2,250,000	N/A	N/A	$ 900,000	$ 900,000	(1)
	2004–2006	$2,500,000	N/A	$1,500,000	$1,000,000	$2,500,000	December 2006
	2003–2005	$2,000,000	$ 622,667	$1,200,000	$ 800,000	$2,622,667	December 2005
Janet G. Davidson . .	2005–2007	$1,525,000	N/A	N/A	$ 610,000	$ 610,000	(1)
	2004–2006	$1,750,000	N/A	$1,050,000	$ 700,000	$1,750,000	December 2006
	2003–2005	$1,750,000	$ 544,833	$1,050,000	$ 700,000	$2,294,833	December 2005
James K. Brewington	2005–2007	$1,525,000	N/A	N/A	$ 610,000	$ 610,000	(1)
	2004–2006	$1,750,000	N/A	$1,050,000	$ 700,000	$1,750,000	December 2006
	2003–2005	$1,750,000	$ 544,833	$1,050,000	$ 700,000	$2,294,833	December 2005
Cynthia K. Christy-Langenfeld	2005–2007	$2,350,000	N/A	N/A	$ 940,000	$ 940,000	(1)
	2004–2006	$1,250,000	N/A	$ 750,000	$ 500,000	$1,250,000	December 2006
	2003–2005	$1,250,000	(3)	$ 750,000	$ 500,000	$1,250,000	December 2005

(1) Amounts earned for fiscal 2005 performance under the fiscal 2005 through 2007 performance period were awarded in the form of restricted stock units effective November 15, 2005, with the number of shares based on the fair market value of Lucent common stock of $2.735 on the grant date. These shares are subject to a one-year vesting period.

(2) Ms. Russo elected to receive restricted stock units for the fiscal 2004 portion of her award under the fiscal 2003 through 2005 performance period, and the fiscal 2004 and fiscal 2005 portion of her award under the fiscal 2004 through 2006 performance period. These restricted stock units will vest in the October immediately following the completion of the respective three-year performance periods. Ms. Russo will receive the cash portions of these awards in December 2005 and 2006, respectively.

(3) Ms. Christy-Langenfeld was not an executive officer at any time during fiscal 2003.

Pension Plans

We have a non-contributory pension plan, the Lucent Retirement Income Plan, which covers most management employees, including our executive officers. Two programs are available under this plan: the Service Based Program and the Account Balance Program.

The Service Based Program generally covers most management employees hired prior to January 1, 1999. Pensions provided under this program are computed on an adjusted career average pay basis. A participant's adjusted career average pay is equal to 1.4% of the sum of the individual's (a) average annual pay for the five years ended December 31, 1998 (excluding the annual incentive award paid in December 1997) times the number of years of service prior to January 1, 1999, (b) pay subsequent to December 31, 1998, and (c) annual incentive award paid in December 1997. Average annual pay used in the Service Based Program includes base salary and annual incentive awards.

The Account Balance Program generally covers management employees hired on or after January 1, 1999. Under this program, the company establishes an account for each participating employee and makes annual contributions to that account based on the employee's age, salary and annual incentive award, in accordance with the following schedule:

Age	Contributions as a Percent of Salary and Annual Incentive Award
less than 30	3.00%
30 – less than 35	3.75%
35 – less than 40	4.50%
40 – less than 45	5.50%
45 – less than 50	6.75%
50 – less than 55	8.25%
55+	10.00%

In addition, interest is credited on the last day of the year.

Federal laws place limitations on compensation amounts that may be included under the pension plan. In 2005, up to $210,000 in eligible base salary and annual incentive award could be included in the calculation under this plan. Pension benefits applicable to compensation amounts that are within federal limitations are funded by a pension trust that is separate from the general assets of the company. Pension benefits applicable to compensation that exceed federal limitations are paid under the company's supplemental pension plan, which is described later in this section, and are funded from the company's general assets.

The normal retirement age under this plan is 65, however, employees who are at least age 50 with at least 15 years of service can retire with reduced benefits under the Service Based Program. If an employee's age (which must be at least 50) plus service, when added together, is equal to or greater than 75 years, the employee may retire with unreduced pension benefits. A reduction in pension benefits equal to 3% is made for each year age plus service is less than 75. Once vested, normally after five years of service, an employee participating in the Account Balance Program is entitled to those vested amounts when he or she leaves the company.

Compensation and benefit amounts that exceed the applicable federal limitations are paid under the company's supplemental pension plan, the Lucent Supplemental Pension Plan. This plan is a noncontributory plan and has the same two programs and uses the same adjusted career average pay formula and eligibility rules as the Lucent Retirement Income Plan. The company pays all benefits under this plan from its general assets.

The supplemental pension plan also provides officers with minimum pensions. Eligible retired officers and surviving spouses may receive an annual minimum pension equal to 15% of the sum of final base salary plus annual incentive awards. This minimum pension will be offset by pensions under the management and supplemental pension plans. We have eliminated this minimum pension for persons hired, rehired, or promoted to an officer position after October 18, 2001.

The estimated total annual pension payable to Ms. Russo, Mr. D'Amelio, Ms. Davidson, Mr. Brewington and Ms. Christy-Langenfeld, if they continue in their current positions and retire at age 65, is $969,174, $639,099, $478,245, $405,545, and $715,534, respectively. These amounts assume these individuals select a straight life annuity, which provides no ongoing pension benefit to a surviving spouse following the death of the retired employee. Other optional forms of payment may be selected that do provide continuing survivor benefits and that subject the pension amount to a corresponding actuarial reduction. Ms. Russo is eligible for a special pension arrangement under the terms of her employment agreement. This is detailed below in the section entitled "Executive Agreements."

Certain of our non-qualified executive benefit plans will be supported by a benefits protection grantor trust, the assets of which are subject to the claims of the company's creditors. In the event of a Change in Control or Potential Change in Control of the company (as such terms are defined in the applicable plans), certain additional funds might be required to be contributed to such trust to support benefits under such plans.

Executive Agreements

Agreement with Patricia F. Russo. Upon her appointment as President and CEO in January 2002, we entered into an agreement with Ms. Russo that set forth our understanding with her on a number of subjects. The agreement provides for a five-year term, during which we will pay Ms. Russo a salary that will be no less than $1,200,000 per year. She is also eligible for annual incentive awards at a target equal to 150% of her base salary if the performance goals established for the relevant year are met, or a lesser amount (or nothing) as determined in accordance with applicable plan guidelines if performance goals are not met. The previously disclosed annual incentive award, restricted stock units and stock options awarded to Ms. Russo for 2002 were pursuant to this agreement.

To address a forfeited pension opportunity from her prior employer, the agreement provides a minimum annual pension of $740,000, provided Ms. Russo remains employed with Lucent for five years. The difference, if any, between this amount and the pension amount Ms. Russo receives under the terms of the company's standard pension plan is considered the "Incremental Pension." If, at the time of Ms. Russo's retirement, her annual pension benefit under Lucent's standard pension plan exceeds $740,000, no Incremental Pension payments will be made.

The agreement also provides Ms. Russo with severance benefits that would be payable to her in the event Lucent terminates her employment for any reason other than for cause or if she chooses to leave the company for Good Reason. "Good Reason" means there has been a material diminution in her salary, target annual incentive award or job responsibilities, a change in reporting structure so that Ms. Russo no longer reports to the Board of Directors, the Board's removal of Ms. Russo as Chairman and CEO, or a failure by the company to have a successor to all or substantially all its assets and liabilities assume the company's obligations under the agreement. If any of these events occur, Ms. Russo will be entitled to the following, regardless of when the event occurs:

- partial to full vesting of portions of the stock option and restricted stock unit awards Ms. Russo received at the time of her hiring, and such options will remain exercisable until the end of their originally scheduled terms;
- eligibility for benefits under the Officer Severance Policy; and
- a pro rata portion of the Incremental Pension.

To receive any of these severance benefits, Ms. Russo would have to sign a release and an agreement not to sue the company.

In the case of the death or disability of Ms. Russo, the agreement provides for payment of a pro rata portion of Ms. Russo's annual incentive award, vesting of all options and restricted stock, plus the applicable portion of the Incremental Pension and other benefits in accordance with company plans. Ms. Russo's agreement also provides that if, following a change in control, Ms. Russo receives severance payments that subject her to Excise Tax (as defined in the agreement), she will be entitled to a gross-up payment to cover the Excise Tax.

During the term of the agreement, Ms. Russo is entitled to participate in each of the company's perquisites in accordance with the terms and conditions of these arrangements, as in effect from time to time. These arrangements currently include car allowance, financial counseling allowance, life insurance and tax gross-ups, as disclosed in the notes to the summary compensation table on pages 42-43. Under the agreement, Ms. Russo is also provided with the use of company aircraft for business or personal travel on a basis consistent with company policy. For security purposes, this policy requires Ms. Russo to use the company aircraft for personal travel.

Severance Arrangements

Officers of the company are provided with severance protection under our Officer Severance Policy. The Officer Severance Policy provides officers with payment of their salary and bonus for a specified period of time if their employment is terminated by the company for reasons other than cause. The company also has a policy that it will obtain shareowner approval for any severance arrangement with an executive officer that exceeds 2.99 times the executive officer's salary and bonus.

The period of coverage is two years for individuals who were officers prior to October 2003. During this two-year period, they will receive their base salary and target annual incentive awards, and the severance period and payments are counted towards service and compensation for purposes of calculating pension benefits. These officers also continue to receive benefits and equity vesting during this severance period. Such coverage has been provided to Ms. Russo, Mr. D'Amelio, Ms. Davidson, Mr. Brewington and Ms. Christy-Langenfeld, among others. For individuals who became officers of the company on or after October 1, 2003 (or become officers in the future), the Officer Severance Policy provides them with one year salary and an annual incentive award which is the lesser of the officer's target annual incentive award or an amount based upon the actual award payout (as a percentage of target) for employees generally, as determined by the Leadership Development and Compensation Committee.

OTHER MATTERS

If any other matters are properly presented for consideration at our annual meeting, including, among other things, consideration of a motion to adjourn the meeting to another time or place, the persons named as proxies will have discretion to vote on those matters in the best interests of the company. At the date we commenced printing this proxy statement, we did not anticipate that any other matters would be raised at our annual meeting.

Whether or not you plan to attend the meeting, please vote your shares over the Internet or by telephone, or please mark, sign, date and promptly return the proxy card sent to you in the envelope provided. No postage is required for mailing in the United States.

You can obtain a transcript of the meeting by writing to Shareowner Meeting Transcript Requests, 600 Mountain Avenue, Room 3C-511, Murray Hill, New Jersey 07974.

Patricia F. Russo
Chairman and Chief Executive Officer

January 3, 2006

LUCENT TECHNOLOGIES INC.
CORPORATE GOVERNANCE GUIDELINES

I. OVERVIEW

These Corporate Governance Guidelines provide the framework for corporate governance at Lucent Technologies Inc. ("Lucent" or the "company"). The Board of Directors (the "Board") periodically reviews the company's corporate governance guidelines and practices to determine whether these guidelines should be updated based upon current best practices and recent developments. In establishing these corporate governance guidelines, the Board took into account certain guiding principles, which can be summarized as follows:

1. The paramount duty of the Board is to select and oversee qualified and ethical management to run the company on a day-to-day basis. The Board should ensure that senior management is setting the appropriate "tone at the top" for the company.

2. Management has the responsibility to operate the company in a competent and ethical manner in order to produce value for shareholders. Shareholders and the Board have the right to expect senior management to know how the company earns its income and the risks the company undertakes in the course of carrying out its business.

3. Personal interests of directors and management should never take precedence over, or conflict with, the interests of the company.

4. Management, with oversight from the Board and its audit committee, must produce financial statements that fairly present the financial condition of the company and make sufficient disclosures to investors to permit them to assess the financial and business soundness of the company.

5. The Board and its audit committee must engage an independent accounting firm to audit the financial statements prepared by management and to issue an opinion on those statements based on Generally Accepted Accounting Principles. The Board, its audit committee and management must be vigilant to ensure that neither the company nor its employees take any action that compromises the independence of the independent accounting firm.

II. DIRECTORS' RESPONSIBILITIES

The primary responsibilities of the directors are to select management and oversee their performance on behalf of the shareholders, to promote the long-term interests of the shareholders and generally to perform the duties and responsibilities assigned to the Board by the laws of Delaware, the state of incorporation of the company, the New York Stock Exchange rules and other relevant legal requirements. Directors are expected to act in the best interest of all shareholders of the company, not to any particular constituency or group of shareholders.

Directors fulfill these responsibilities by, among other things:

1. Reviewing, understanding and monitoring the implementation of the company's business plans and strategy;

2. Reviewing, understanding and approving significant corporate actions and major transactions;

3. Reviewing assessments of, and advising management with respect to, significant risks and issues facing the company;

4. Selecting, evaluating and compensating the officers of the company and planning for senior management succession; and

5. Overseeing the establishment of, and monitoring compliance with, processes designed to provide reasonable assurance of:

(a) the integrity of the company's actions, including the accuracy of its financial statements and financial reporting,

(b) the company's compliance with law, and

(c) adherence to the company's code of conduct by all employees.

Directors are expected to devote significant time and attention to company business, actively participate in Board and committee meetings, carefully review meeting materials, and diligently prepare for meetings and discussions with management. Directors are also expected to be willing to challenge and engage one another and senior management on critical issues facing the company.

III. CONDUCT AND ETHICS

Directors are expected to act with integrity and demonstrate a commitment to the success of the company in the exercise of their responsibilities as stewards of the shareholders' interests. In performing their oversight responsibilities, directors expect that management will act with integrity and operate the company in an effective and ethical manner.

The company has a code of conduct called the "Business Guideposts" which requires all directors and employees to conduct business in an honest and ethical manner and to act with integrity. The company also has a Code of Ethics for the Chief Executive Officer and Senior Financial Officers, which supplements the Business Guideposts by promoting full and accurate reporting and honest and ethical conduct. Any employee may report in good faith a suspected violation of company policy, ethical standards or law, without fear of reprisal.

IV. COMMITTEES OF THE BOARD

The Board has three standing committees: the Audit and Finance Committee, the Corporate Governance and Nominating Committee and the Leadership Development and Compensation Committee. All members of these committees are independent directors. The members of each committee are selected based on the director's individual background, experience and knowledge. The Audit and Finance Committee and the Leadership Development and Compensation Committee do not have any overlapping membership so that these two committees can meet concurrently. The Corporate Governance and Nominating Committee is comprised of a committee chairman, the chairmen of the Board's two other standing committees, the lead director, and other independent directors selected by the Board. Each committee has its own written charter, which sets forth the purpose, responsibilities and operations of each committee.

V. COMPOSITION OF THE BOARD AND SELECTION OF THE DIRECTORS

Independent Directors. The Board's goal is to have a substantial majority of its directors meet the New York Stock Exchange ("NYSE") standards for independent directors. To aid in its determination, the Board has adopted Director Independence Standards, which incorporate all of the NYSE independence standards. The Director Independence Standards are attached.

Size of the Board. The Board believes that, given the size of the company and the need for diversity of Board members and viewpoints, the Board should consist of between 8 and 15 members. The Board and Corporate Governance and Nominating Committee periodically review and assess the size and composition of the Board.

Director Qualifications. The Board seeks to have individuals serve as directors who have demonstrated superior performance in their professional endeavors and have high levels of integrity and ethics. The Board has adopted Director Qualification Criteria, which sets forth the characteristics for directors. The Board has also adopted a Director Nomination Process and Policy, which sets forth the Board's guidelines for selecting nominees for directors. The Board believes the criteria and the process and policy will help the Board identify and nominate candidates who best meet the Board's and company's needs. Both the Director Qualification Criteria and the Director Nominating Process and Policy are attached.

Election of Directors. The company's shareholders elect all the directors at the annual meeting for one-year terms. In between annual meetings, the Board may elect additional members by a majority vote of the Board.

Majority Voting for Directors. Any director who receives a greater number of votes "withheld" from or "against" his or her election than votes "for" that director's election shall promptly tender his or her resignation for consideration by the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee will then evaluate the best interests of the company and its shareholders and recommend to the Board the action to be taken with respect to such resignation.

Lead Director. The Board designates an independent director to serve as "lead director." The lead director serves as a liaison between management and non-management members of the Board; participates in setting the agenda for Board meetings; leads the executive sessions of the Board; communicates to the CEO results of the executive sessions, including any follow up actions; and is involved in other governance matters.

Separation of Chairman and CEO. The Board does not have a policy requiring the separation of the roles of the Chairman of the Board and the CEO. The Board believes that its independence results from having an active, engaged Board comprised of a substantial majority of independent directors, with an independent lead director. However, the Board may consider the separation of the Chairman and CEO roles based upon the circumstances.

Retirement and Term Limits. The Board has established a mandatory retirement age, whereby a director will retire from the Board at the annual meeting immediately following his or her attainment of age 72. The Board has not set term limits for directors, as the Board believes this does not necessarily serve the company's best interest and may result in a highly valued and qualified director resigning prematurely.

VI. BOARD FUNCTIONS AND OPERATIONS

Board and Committee Meetings. The Board has five regularly scheduled meetings each year at which it reviews and discusses reports by management on the company's businesses, financial performance, operational and strategic plans, outlook, compliance matters and challenges. The Board's three standing committees meet around the time of the Board meetings. Members of senior management attend Board and committee meetings to provide directors with information about the business and address any questions or concerns of directors. In addition, directors are encouraged to confer with one another and with members of senior management between meetings. Additional meetings or informational calls are held as the situation or need arises.

Agendas and Briefing Materials. Agendas for Board and committee meetings are determined in advance with input from the lead director and committee chairmen. Input is welcome from any director. As part of setting agendas, the Board and management need to allocate sufficient time for proper discussion of important topics. Directors are provided with briefing materials addressing agenda topics and providing other relevant information approximately one week in advance of each regularly scheduled meeting. Directors may also raise other important topics at a meeting, even if not on the agenda.

Executive Sessions. The Board has executive sessions at each regularly scheduled meeting with only non-management directors present. Additionally, at least once a year, an executive session will be held with only independent directors. The lead director presides over executive sessions. The standing committees also have executive sessions periodically as part of their meetings and the committee chairmen preside over these sessions.

Meeting Attendance. All directors are expected to attend all Board meetings, all meetings of committees on which they serve and the company's annual meeting of shareholders. Directors should notify the Chairman in advance if they will not be attending a meeting.

Service on Other Boards. The Board does not limit the number of other boards on which a director can serve. However, directors, and particularly the CEO, are expected to take into account their obligations to the company and not overextend themselves. Directors are expected to notify the Chairman and lead director prior to accepting another directorship.

In order to address competing time commitments, the company generally establishes two or three years in advance a schedule, which incorporates key dates, such as Board, committee and shareholder meetings, the release of earnings and the filing of periodic reports with the Securities and Exchange Commission. Board members and nominees for the Board are expected to take into account this schedule of company activities, their professional and personal schedules and the related time commitments when considering other board memberships or professional endeavors.

Change of Directors' Professional Endeavors. If a director changes his or her employer or has a material change in professional role or responsibilities, the director shall offer to resign from the Board. The Corporate Governance and Nominating Committee shall determine whether the resignation should be accepted or the director should be asked to remain on the Board.

Access to Management, Information and Independent Advisors. Directors have free and unrestricted access to the company's management and to company information. Similarly, management may seek advice and counsel from directors. The Board and committees may also seek advice from independent legal or other advisors as the Board or committees deem appropriate.

Shareholder Communications. Shareholders may communicate with the company's Board of Directors through a process established by the Board, a copy of which is attached.

VII. COMPENSATION OF DIRECTORS

Philosophy. The company's general philosophy for director compensation is:

1. Fairly compensate directors for the significant time commitment and attention to company business expected of them and the personal risks they incur serving on the board of a public company; and

2. Ensure directors' interests are aligned with shareholders and that they are stakeholders in the future of the business.

Stock Ownership. Non-employee directors are required to own a meaningful amount of the company's stock through director fees. At least 50% of all director fees are paid in stock. In addition, non-employee directors are required to hold at least 50% of all stock received as payment for director fees until the director no longer serves on the Board. Separate stock ownership requirements are established for the CEO and other executive officers.

VIII. DIRECTOR ORIENTATION AND CONTINUING EDUCATION

New Director Orientation. Each new director receives an orientation, which includes a review of the company's industry, strategy, business and corporate governance and meetings with members of senior management.

Continuing Education. The company endeavors to provide the directors with updates on corporate governance practices and the legal requirements of board members. The company also works with the directors to provide meaningful education and training to enhance their effectiveness on the Board. This may include training specifically requested to help committee members in their role. In addition, the company notifies directors of various educational opportunities and pays for courses directors attend to help them in their role as Board members.

IX. SUCCESSION PLANNING AND EVALUATIONS

Succession Planning. The Leadership Development and Compensation Committee and the Board periodically review succession planning with the CEO and, as appropriate, other members of senior management. This review includes evaluating managers' experience, background, strengths, weaknesses and readiness to step into expanded roles.

In the event of an emergency or retirement of the CEO, the Board, led by the Leadership Development and Compensation Committee, will meet to select a new CEO or establish a process for selection. This process will take into account the succession planning by the Board and the Leadership Development and Compensation Committee. The lead director is authorized to call a meeting of all non-management directors for this purpose.

CEO Evaluation. At the beginning of each fiscal year, the Leadership Development and Compensation Committee establishes with the CEO goals and objectives for evaluating CEO performance, such as achieving financial, operational, personnel management and customer satisfaction goals and objectives. At the end of each fiscal year, the Leadership Development and Compensation Committee then reviews and evaluates the CEO's performance against these agreed upon goals and objectives.

Board Evaluation. Annually, the Corporate Governance and Nominating Committee oversees an evaluation of the Board. The evaluation seeks the opinion of directors as to the content and conduct of meetings, the adequacy of time allocated to discuss important topics, the quality of presentations and discussions, sufficiency and timeliness of briefing materials, access to senior management, the Board's understanding of issues, the Board's consideration of shareholders' interests in making decisions, overall characteristics and mix of skill sets of Board members, as well as other areas. Board committees also evaluate their performance annually in a similar fashion. The Board and committees use these evaluations to determine their effectiveness and identify any areas the Board or committees believe could be improved.

Attachments

Exhibit A: Director Independence Standards

Exhibit B: Director Qualification Criteria

Exhibit C: Director Nominating Process and Policy

Exhibit D: Shareholder Communications with the Board

Lucent Technologies
Director Independence Standards

The Board of Directors of Lucent Technologies has adopted Director Independence Standards to assist in its determination of director independence. To be considered "independent" for purposes of these standards, the Board must determine that the director has no material relationship with Lucent other than as a director. In each case, the Board will broadly consider all relevant facts and circumstances and will apply the following standards. In addition, the Board will apply the independence standards set by the New York Stock Exchange, which are included in the standards set forth below.

1. A director will not be considered "independent" if,

A. The director at any time served as the Chief Executive Officer of Lucent Technologies Inc.; or

B. Within the preceding five years:

- The director was an employee, or an immediate family member of the director was an executive officer, of Lucent; or
- The director, or an immediate family member of the director, received more than $100,000 per year in direct compensation from Lucent, other than director fees and pension or other forms of deferred compensation for prior service (provided that such compensation is not contingent in any way on continued service with Lucent); except that compensation received by an immediate family member of the director for services as a non-executive employee of Lucent need not be considered in determining independence under this test; or

C. Within the preceding three years:

- The director was affiliated with or employed by, or an immediate family member of the director was affiliated with or employed in a professional capacity by, a present or former internal or external auditor of Lucent; or
- The director, or an immediate family member of the director, was employed as an executive officer of another company where any of Lucent's present executives serve on that company's compensation committee; or
- The director was employed by another company (other than a charitable organization), or an immediate family member of the director was employed as an executive officer of such company, that makes payments to, or receives payments from, Lucent for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues. In applying this test, both the payments and the consolidated gross revenues to be measured will be those reported in the last completed fiscal year. This test applies solely to the financial relationship between Lucent and the director's (or immediate family member's) current employer; the former employment of the director or immediate family member need not be considered.

2. The following relationships will not, by themselves, be considered to be material relationships that would impair a director's independence:

- **Commercial Relationship:** If a director of Lucent is an executive officer or an employee, or an immediate family member of the director is an executive officer, of another company that makes payments to, or receives payments from, Lucent for property or services in an amount which, in any single fiscal year, does not exceed the greater of (a) $1,000,000 or (b) 2% of such other company's consolidated gross revenues;
- **Indebtedness Relationship:** If a director of Lucent is an executive officer of another company which is indebted to Lucent, or to which Lucent is indebted, and the total amount of either company's

indebtedness is less than 2% of the consolidated assets of the company where the director serves as an executive officer;

- **Equity Relationship:** If a director is an executive officer of another company in which Lucent owns a common stock interest, and the amount of the common stock interest is less than 5% of the total shareholders equity of the company where the director serves as an executive officer; or

- **Charitable Relationship:** If a director, or an immediate family member of the director, serves as a director, officer or trustee of a charitable or not-for-profit organization, and Lucent's contributions or financial support to the organization in any single fiscal year are less than the greater of (a) $1,000,000 or (b) 2% of that organization's gross revenues. If a director is an executive officer or holds a similar position with a charitable or not-for-profit organization that receives funding, donations or other financial support from Lucent or any executive officer of Lucent, the Board shall take into account the extent of such support and its impact on that organization when determining the independence of the director.

3. For relationships not covered by Sections 1 or 2 above as to which the Board believes a director may nevertheless be independent, the determination of whether the relationship is material or not, and therefore whether the director would be independent, will be made by the directors who satisfy the independence guidelines set forth in Sections 1 and 2 above.

4. For purposes of these standards, an "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home. However, when applying the independence tests described above, the Board need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or have become incapacitated. The term "Lucent" shall mean Lucent Technologies Inc., any of its subsidiaries or the Lucent Technologies Foundation.

Lucent Technologies
Director Qualification Criteria

Lucent Technologies strives to have a Board of Directors consisting of top quality members who will work diligently to promote the long-term interests of the company. The company's Corporate Governance and Nominating Committee and the Board of Directors will take into account the following criteria when determining the qualifications of a candidate for director.

1. **Integrity.** Directors should have the highest level of integrity and ethical character and share the company's values.

2. **Reputation.** Directors should have reputations, both personal and professional, consistent with the company's image and reputation.

3. **Judgment.** Directors should have the ability to exercise sound business judgment on a broad range of issues.

4. **Knowledge.** Directors should be financially literate and have a sound understanding of business strategy, business environment, corporate governance and board operations.

5. **Independence.** Directors who are not current or former management should be "independent" under the Director Independence Standards adopted by the Board of Directors. In addition, directors should be independent in their thought and judgment so that they represent the long-term interests of all shareholders of the company.

6. **Experience and Accomplishments.** Directors should have significant experience, and proven superior performance in professional endeavors. In particular, directors should have experience as a CEO, COO, CFO or other high level business or leadership position in major complex organizations, including medium to large companies, government, educational and other non-profit institutions.

7. **Board Interaction.** Directors should value board and team performance over individual performance, demonstrate respect for others and facilitate superior board performance. Directors should be actively involved in the Board and its decision-making.

8. **Commitment.** Directors should be able and willing to devote the required amount of time to the company's affairs, including preparing for and attending meetings of the Board and its committees. The number of other board memberships, current occupation, meeting attendance and preparedness at meetings should be taken into consideration.

9. **Skills.** Directors should have expertise in one or more of the following areas: accounting, finance, technology, management, international business outside of the United States, compensation, corporate governance, strategy, industry knowledge and general business matters.

10. **Long-Term Commitment.** Directors should have the ability and commitment to serve on the Board for an extended period. Future commitments and the Board's age 72 retirement policy should be taken into account, particularly when considering a new Board member.

Lucent Technologies
Director Nominating Process and Policy

The following is the process and policy that the Corporate Governance and Nominating Committee of Lucent Technologies shall follow when selecting nominees for director to the Board of Directors of the company.

1. The Committee will utilize the Director Qualification Criteria established by the Committee to select the most qualified candidates.

2. The Committee will solicit candidate recommendations from Committee members, other directors and management.

3. The Committee may engage the services of search firms and advisors to help the Committee identify and screen potential director nominees.

4. The Committee will consider recommendations for director nominees made by shareholders and other sources (including self-nominees) if these individuals meet the Director Qualification Criteria. For consideration by the Committee, the submission must be sent to the Corporate Secretary's Office and include detailed background of the suggested candidate that will demonstrate how the individual meets the Director Qualification Criteria. If a candidate proposed by a shareholder or other source meets the Director Qualification Criteria, the individual will be considered on the same basis as other candidates.

5. The Committee will assess the Board's current and anticipated strengths and needs based upon the Board's current profile and the company's current and future needs. The Committee should select candidates so that the Board has an appropriate balance of expertise or experience in accounting, finance, technology, management, international business outside of the United States, compensation, corporate governance, strategy, industry knowledge and general business matters. The Committee will endeavor to have a director who is a certified public accountant (active or retired) or a current or former chief financial officer of a public company to serve on the company's Audit and Finance Committee.

6. The Committee will screen the slate of director candidates to identify the individuals who best fit the Director Qualification Criteria and the Committee's assessment of the Board's needs.

7. During the selection process, the Committee shall seek inclusion and diversity within the Board and adhere to Lucent's policy of maintaining an environment free from discrimination based upon race, color, religion, national origin, sex, age, disability, sexual preference or orientation, marital status or any other unlawful factor.

8. If a director attends fewer than 75% of all meetings of the Board and committees on which the director serves, the Committee shall take into account the director's attendance record and reasons for meeting absences when considering whether to nominate the director for election.

9. Prior to nomination of a new director, the Committee will retain a search firm or advisor to check the references and background of the candidate. In addition, the Committee will follow other prudent practices prior to nomination, such as interviews of the potential nominee with Board members and senior management.

10. Based upon the results of the foregoing, the Committee will (a) recommend for election by the Board a candidate to fill a vacancy or a newly created directorship or (b) recommend for nomination by the Board a slate of directors for the election by shareholders.

Lucent Technologies
Shareholder Communications with the Board

Shareholders of Lucent Technologies may communicate to the Board of Directors or individual directors through the Lucent Corporate Secretary's Office as follows:

Lucent Technologies
Corporate Secretary
Room 3C-536
600 Mountain Avenue
Murray Hill, NJ 07974

Shareholder communications received by the Corporate Secretary's Office shall be handled in the following manner:

1. Shareholder communications will be reviewed by the Corporate Secretary's Office to determine the appropriate action.

2. Any communications that (a) allege or report misconduct or fiscal improprieties, (b) raise issues about internal controls or other accounting or audit matters, or (c) raise concerns about other significant matters, will be discussed with the lead director or chairman of the Audit and Finance Committee prior to any response by the company.

3. If a shareholder communication requests information about Lucent, the Board or a director, and the request can be answered with information that can be shared publicly, the Corporate Secretary's Office may respond without notifying the directors.

4. If a shareholder communication is of another nature, the Corporate Secretary's Office will determine if a response is appropriate and can be made by Lucent. If a response is appropriate, the company may respond directly on behalf of the Board or the directors.

5. The Corporate Secretary's Office will periodically provide the lead director with information about the number and types of shareholder communications received, the number of responses sent, and the disposition, if applicable.

6. Copies of shareholder communications shall be provided to any director upon the director's request. If a director requests that all shareholder communications sent to the director care of the company be forwarded to him or her, the Corporate Secretary's Office shall promptly forward all such communications to the director.

7. The Corporate Secretary's Office will keep copies of all shareholder communications for a period of time consistent with Lucent's records management policy.

LUCENT TECHNOLOGIES INC.
AUDIT COMMITTEE CHARTER
OF THE AUDIT AND FINANCE COMMITTEE
OF THE BOARD OF DIRECTORS

December 2005

Purpose

1.1 The Audit and Finance Committee is appointed by the Board of Directors of the Company to assist the Board in fulfilling its oversight responsibilities.

1.2 The Committee's primary audit committee duties and responsibilities are to monitor, review and initiate changes, as the Committee deems appropriate, with respect to:

- The adequacy of the Company's internal controls and financial reporting process and the reliability of the Company's financial reports to the public.
- The qualifications, independence and performance of the Company's internal auditors and the Company's external independent auditor ("Independent Auditor").
- The Company's compliance with legal and regulatory requirements and the adequacy of the Company's compliance program.

1.3 The Committee shall also assist the Board in providing oversight as to the Company's financial and related activities, including capital market transactions and risk management.

Membership

2.1 The Committee shall be comprised of not less than three members of the Board, all of whom must be "independent" in accordance with the requirements of the Securities and Exchange Commission ("SEC") and other applicable laws. Specifically: (i) no Committee member may accept consulting, advisory or compensatory fees from the Company or a subsidiary or affiliate of the Company, other than in his or her capacity as a member of the Board or committee of the Board of the Company; and (ii) no Committee member may be an affiliated person of the Company or subsidiary or affiliate of the Company apart from his or her role as a member of the Board of the Company or subsidiary or affiliate of the Company.

2.2 All members of the Committee shall meet the independence requirements of the New York Stock Exchange as interpreted by the Board in its business judgment.

2.3 Each Committee member shall be financially literate, as required by the New York Stock Exchange and determined by the Board in its business judgment, or shall become financially literate within a reasonable period of time after appointment to the Committee.

2.4 At least one member of the Committee shall have accounting or related financial management expertise, as required by the New York Stock Exchange and determined by the Board in its business judgment.

2.5 The Board and the Company shall use diligent efforts to have at least one Committee member who meets the criteria of an "audit committee financial expert" as prescribed by SEC rules.

Committee Meetings

3.1 The Committee shall hold meetings at least quarterly each fiscal year, and at any additional times as either the Board or Committee deems necessary.

3.2 The Committee may request that members of management and/or the Independent Auditor be present as needed.

3.3 Quarterly, the Committee shall meet, in separate private sessions, with each of (i) the Company's chief financial officer, (ii) the Company's senior internal auditing executive, and (iii) the Independent

Auditor to discuss any matters which the Committee or these groups believe should be discussed privately with the Committee.

3.4 Minutes of each meeting will be kept and distributed to the entire Board, other than the private sessions described in Paragraph 3.3.

3.5 The presence of a majority of Committee members at any meeting shall constitute a quorum.

Authority and Responsibilities as to Independent Auditor

4.1 The Committee has the following authority and responsibilities with respect to the Independent Auditor:

a. The Committee shall be directly responsible for the appointment, compensation and oversight of the Independent Auditor, and the Independent Auditor shall report directly to the Committee.

b. The Committee shall evaluate the performance of the Independent Auditor and, if so determined by the Committee, replace the Independent Auditor. The Committee has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the Independent Auditor.

c. The Committee will pre-approve all auditing services and all permitted non-audit services, or any other relationship with, the Independent Auditor (including the fees and terms thereof). The Committee may delegate to one or more Committee members the authority to grant pre-approvals for audit and permitted non-audit services to be performed for the Company of its affiliates by the Independent Auditor.

d. The Committee will establish and promote open and timely communications between the Committee and the Independent Auditor, particularly in situations when the Independent Auditor identifies a significant problem which it believes is not being adequately addressed by management.

e. The Committee shall attempt to resolve any disagreements between management and the Independent Auditor.

4.2 The Committee shall undertake the following with respect to the Independent Auditor's independence:

a. Ensure that the Independent Auditor submits annually a formal written statement including the written disclosures required by Independence Standards Board Standard No. 1 delineating all relationships between the Independent Auditor and the Company, including whether any of the Company's senior finance personnel were recently employed by the Independent Auditor.

b. Actively engage in a dialogue with the Independent Auditor with respect to any relationships or services that may impact the objectivity and independence of the Independent Auditor.

c. Take appropriate action in response to the Independent Auditor's statement to satisfy itself of the Independent Auditor's independence.

d. Review and approve, at least annually, management's guidelines for any hiring of employees of the Independent Auditor who were involved in the Company's audit.

e. Discuss with the Independent Auditor any other matters and take any appropriate action to ensure the independence of the Independent Auditor.

f. Obtain and review a statement prepared by the Independent Auditor at least annually describing the Independent Auditor's internal quality control procedures, any material issues raised by the most recent internal quality control review or peer review of the Independent Auditor, specifically those reviews performed by the Public Company Accounting Oversight Board, or any inquiry or investigation by government or professional authorities within the preceding five years related to independent audits performed by the Independent Auditor.

Responsibilities — Audit

5.1 The Committee shall meet to review and discuss the annual audited financial statements and quarterly financial statements with management and the Independent Auditor, including reviewing the Company's specific disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

5.2 The Committee shall discuss with the Independent Auditor the matters the Independent Auditor determines are required to be discussed by Statement on Auditing Standards No. 61, including significant accounting policies and management judgments and accounting estimates.

5.3 The Committee shall discuss with management and the Independent Auditor alternative accounting methods that may be acceptable under GAAP. In addition, the Committee shall also discuss with management and the Independent Auditor the effect of regulatory and accounting initiatives and any off-balance sheet structures.

5.4 The Committee shall discuss with management the Company's and its subsidiary and foreign affiliated entities' compliance with applicable legal requirements and the Company's Code of Conduct including disclosures of insider and related party transactions and the Committee shall ask the Independent Auditor to comment on these matters as appropriate.

5.5 The Committee shall review with management and the Independent Auditor any non-routine correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Company's financial statements or accounting policies or practices.

5.6 The Committee shall review with the Independent Auditor the scope and approach of the annual audit plan.

5.7 Based on the review and discussions with management and the Independent Auditor referred to in paragraphs 4.2 and 5.1 to 5.6 above, the Committee will advise the Board of Directors whether it recommends that the audited financial statements be included in the Company's annual report on Form 10-K.

5.8 The Committee or the Chairman of the Committee shall discuss with management and the Company's Independent Auditor any matters the Independent Auditor determines are required to be discussed by Statement on Auditing Standards No. 71 regarding the interim quarterly financial statements prior to filing the Form 10-Q with the Securities and Exchange Commission.

5.9 The Committee will review management's assessment of the effectiveness of internal controls as of the most recent fiscal year and the Independent Auditor's report on management's assessment and discuss the assessment and report with management and the Independent Auditor as appropriate.

Responsibilities — Internal Controls

6.1 The Committee shall discuss with management and the Independent Auditor:

a. The adequacy of the Company's internal controls over financial reporting and the financial reporting process.

b. The status of internal control recommendations made by the Independent Auditor and internal auditing.

c. The adequacy of the process employed for the certification by the Company's chief executive officer and chief financial officer of reports or financial statement filed with the SEC.

6.2 The Committee shall discuss with internal auditing the overall scope and plans for their internal audits, the adequacy of staffing and coordination of the scope with the Independent Auditor.

6.3 The Committee shall periodically receive reports from and discuss with the Company's general counsel the adequacy of the policies and practices of the Company related to compliance with key regulatory requirements, conflicts of interest and ethical conduct, including any potential or actual conflicts of interest involving directors or officers of the Company.

Responsibilities — Other Control Matters

7.1 The Committee shall:

a. Periodically receive reports from and discuss with the Company's general counsel any material government investigations, litigation or legal matters.

b. Periodically meet with the Company's Chief Compliance Officer and review with the Chief Compliance Officer the adequacy of the Company's compliance program, any material compliance violations and corrective action being taken by the Company to remedy any violations or deficiencies in the Company's compliance program.

c. Periodically review with the Company's Chief Information Officer and other personnel major technological programs and technological initiatives, which could affect the Company's internal control environment and significant financial reporting systems.

7.2 The Committee shall review the appointment and replacement of the Company's senior internal auditing executive.

7.3 The Committee shall establish procedures for:

a. The receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

b. The confidential, anonymous submission of concerns by employees regarding questionable accounting or auditing matters.

7.4 The Committee will review and discuss with management the Company's earnings press releases and other financial guidance provided to the public.

7.5 The Committee will discuss with management, including the Company's internal audit executive, and the Independent Auditor the Company's significant risks and assess the actions management has taken to mitigate the potential exposures associated with each risk.

Other Responsibilities and Authority

8.1 The Committee shall:

a. Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

b. Perform an annual review and self-assessment of the Committee's performance, including a review of the Committee's compliance with this Charter.

c. Prepare the report required by the rules of the SEC to be included in the Company's annual report or proxy statement.

8.2 The Company shall provide to the Committee appropriate funding, as determined by the Committee, for the payment of:

a. Fees to the Independent Auditor for preparing and issuing its audit report and performing audit, review or attest services for the Company;

b. Compensation for advisers engaged by the Committee; and

c. Administrative expenses of the Committee.

8.3 The Committee shall have the authority, in its discretion, to conduct investigations and engage, at the Company's expense, independent counsel, accounting or other advisers as the Committee determines necessary or appropriate to carry out its duties.

CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
LUCENT TECHNOLOGIES INC.

The Restated Certificate of Incorporation of the Corporation, filed with the Secretary of State of the State of Delaware on April 1, 1996, as amended, is hereby amended by deleting Section 1 of Article IV thereof in its entirety and substituting the following in lieu thereof:

"Section 1: The Corporation shall be authorized to issue 10,250,000,000 shares of capital stock, of which 10,000,000,000 shares shall be shares of Common Stock, $.01 par value ("Common Stock") and 250,000,000 shares shall be shares of Preferred Stock, $1.00 par value ("Preferred Stock").

Upon this Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation becoming effective pursuant to the General Corporation Law of the State of Delaware (the "Effective Time"), every [five (5), ten (10) or fifteen (15)] shares of the Corporation's common stock, par value $.01 per share (the "Old Common Stock"), issued and outstanding immediately prior to the Effective Time, will be automatically reclassified as and converted into one share of common stock, par value $.01 per share, of the Corporation (the "New Common Stock").

Notwithstanding the immediately preceding sentence, no fractional shares of New Common Stock shall be issued to the holders of record of Old Common Stock in connection with the foregoing reclassification of shares of Old Common Stock. In lieu thereof, the aggregate of all fractional shares otherwise issuable to the holders of record of Old Common Stock shall be issued to [NAME OF TRANSFER AGENT], the transfer agent, as agent, for the accounts of all holders of record of Old Common Stock otherwise entitled to have a fraction of a share issued to them. The sale of all of the fractional interests will be effected by the transfer agent as soon as practicable after the Effective Time on the basis of prevailing market prices of the New Common Stock on the New York Stock Exchange at the time of sale. After such sale and upon the surrender of the stockholders' stock certificates, the transfer agent will pay to such holders of record their pro rata share of the net proceeds derived from the sale of the fractional interests.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of any fractional shares of New Common Stock as set forth above), provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (unless such shares of New Common Stock are uncertificated), as well as any cash in lieu of fractional shares of New Common Stock to which such holder may be entitled pursuant to the immediately preceding paragraph."

(This page intentionally left blank.)

LUCENT TECHNOLOGIES FINANCIAL REVIEW 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about us, our future performance, the industries in which we operate, our beliefs and our management's assumptions. In addition, other written or oral statements that constitute forward-looking statements may be made by us or on our behalf. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties include: our ability to operate effectively in a highly competitive industry with many participants; our ability to keep pace with technological advances and correctly identify and invest in the technologies that become commercially accepted; our reliance on a small number of key customers; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in our long-term sales agreements; exposure to the credit risk of our customers; our reliance on two contract manufacturers to supply most of the products we sell; the social, political and economic risks of our foreign operations; the costs and risks associated with our pension and postretirement benefit obligations; the complexity of our products; changes to existing regulations or technical standards; existing and future litigation; our ability to protect our intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, see the reports filed by us with the Securities and Exchange Commission. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this MD&A, whether as a result of new information, future events, changes in assumptions or otherwise.

EXECUTIVE SUMMARY

We design and deliver the systems, software and services that drive next-generation communications networks. Backed by Bell Labs research and development, we use our strengths in mobility, optical, access, data and voice networking technologies, as well as services, to create new revenue-generating opportunities for our customers, while enabling them to quickly deploy and better manage their networks. Our customer base includes communications service providers and cable operators, governments and enterprises worldwide.

There has been some consolidation among service providers as they look to expand their scope and scale while improving cost efficiencies. This industry dynamic presents both challenges and opportunities for equipment vendors. One potential challenge may come in the form of rationalized capital spending in the future. However, we anticipate that there will also be opportunities, as carriers will require assistance integrating these large, complex networks. Also, depending on the service providers involved, some of the consolidation could enable certain vendors to extend their reach to customers that were previously focused on different technologies or areas.

We believe the telecom industry is in the early stages of a multiyear transformation to next-generation networks. As a result we have been focusing on certain high-growth areas, such as services, Internet protocol (IP) multimedia subsystem (IMS), broadband access, optical and next generation mobile high-speed data. As this transformation progresses, our customers are increasingly focused on deploying new IP-based, revenue-generating services that will differentiate their businesses and build customer loyalty. However, the actual trialing, testing and deployment of these new technologies will take time. This is a long-term technology transition, which will create opportunities for us and our customers in growth areas such as mobile high-speed data, broadband access, metro optical networking and voice over Internet protocol (VoIP) solutions, as well as in professional and managed services. We are working to turn these technologies and opportunities into cost-effective offers for our customers.

Within this environment, certain service providers are currently investing to meet growing capacity demands. These demands are being driven by the coverage requirements, subscriber growth and traffic increases that place demands on networks of all kinds. In addition, service providers have increased investments in the systems, software and technologies that enable next-generation services that cut across wireline and wireless, as well as voice, video and data. There is also a growing interest in content such as games, music and entertainment.

To meet these challenges, we have been adapting our product portfolio around a common IMS platform that gives our customers the flexibility to build the types of networks and offer the types of services required to best meet the demand for converged broadband services. Effective October 1, 2005, we combined our mobility and wireline businesses into a single unit, the Network Solutions Group. We expect this change to:

- More efficiently deliver a common set of IMS-based solutions to our customers.
- Improve our time-to-market by streamlining supply and design chains and shortening our product development cycles.
- Further simplify our operations through increased standardization of processes and platforms.
- Further reduce our cost and expense structure by eliminating redundancies across all parts of the company, including support functions.
- And lastly, assure that we maximize the leverage of our complete breadth of end-to-end offers for example, providing optical back-haul solutions to our mobile customers.

We expect to achieve operating efficiencies as a result of these efforts. These changes will allow us to more effectively focus our efforts and resources on pursuing high-growth areas where we have strong technology, market or customer advantages. We believe that focusing on these areas will allow us to serve our customers better and provide us with the best opportunity to profitably grow the business.

Capital spending in our target markets can change rapidly and can vary over short periods of time. As a result of this uncertainty, it is difficult to make accurate forecasts of near- and long-term results and cash flow. In addition, because a limited number of customers accounts for a significant amount of our revenue, our results are subject to fluctuation due to changes in spending by one or more of these customers. Exposure to this type of fluctuation is most prevalent in our Mobility segment.

The following table includes certain financial information.

(in millions)	2005	2004	Change	2003	Change
	Years ended September 30,				
Mobility	$ 4,600	$ 4,117	12%	$ 3,147	31%
INS	2,565	2,874	(11%)	3,233	(11%)
Services	2,129	1,932	10%	1,840	5%
Patent licensing	113	72	57%	202	(64%)
Other	34	50	(32%)	48	4%
Revenues	$ 9,441	$ 9,045	4%	$ 8,470	7%
Gross margin	$ 4,124	$ 3,779	$ 345	$ 2,652	$ 1,127
Gross margin rate	44%	42%	2 pts	31%	11 pts
Operating expenses	$ 2,863	$ 2,560	$ 303	$ 2,874	$ (314)
Percentage of revenue	30%	28%	2 pts	34%	(6 pts)
Operating income (loss)	$ 1,261	$ 1,219	$ 42	$ (222)	$ 1,441
Other income (expense), net	114	240		(428)	
Interest expense	341	396		353	
Income tax benefit	(151)	(939)		(233)	
Net income (loss)	$ 1,185	$ 2,002		$ (770)	

As discussed in more detail throughout our MD&A:

- Mobility revenues continued to increase due to deployment of EVDO and CDMA network expansion in the U.S., as certain of our large customers increase network investment for high-speed mobile data services and deploy additional capacity to support subscriber growth. INS revenues continued to decrease due to lower sales of legacy circuit switching and personal handyphone systems (PHS), as declines in these product sales continue to outpace growth in spending on next-generation technologies. Services revenues increased due to higher professional services and government contracts.

- The gross margin rate continued to increase during fiscal 2005 as a result of a more favorable mix. The impact of competitive pricing pressures was offset by cost reductions. The improvement during fiscal 2004 primarily resulted from the impact of cost reductions and product mix, as well as certain other items, including lower inventory-related and warranty-related charges. The Mobility and Services gross margin rates increased during fiscal 2005, although to a lesser extent than in fiscal 2004. The INS gross margin rate decreased during fiscal 2005, following an increase during fiscal 2004.

- Fiscal 2005 operating expenses increased primarily due to lower recoveries of bad debt and customer financing, additional selling expenses to support the Global Sales Organization and Services growth initiatives and higher charges related to various litigation matters. Fiscal 2004 operating expenses decreased as a result of the restructuring actions taken in the prior periods.

- The net pension and postretirement credit was $718 million, $868 million and $669 million (excluding the impact of restructuring actions) during fiscal 2005, 2004 and 2003, respectively, and is expected to decline by approximately $300 million during fiscal 2006. Also, additional stock compensation charges of approximately $100 million are expected to be recognized as a result of the adoption of SFAS 123R during fiscal 2006.

- Other income (expense) includes, among other items, the impact of charges that were recognized due to changes in the estimated fair value of the warrants issued as part of the global settlement of our shareowner litigation and interest income related to income tax settlements.

- Valuation allowances were maintained on substantially all of our net deferred tax assets. As a result, federal and certain state and non-U.S. income taxes attributable to pre-tax income were not provided during fiscal 2005 and 2004, nor were income tax benefits attributable to pre-tax losses recognized during fiscal 2003. However, income tax benefits were recognized primarily as a result of valuation allowance reversals related to certain carryback claims and other potential sources of taxable income, including an $816 million federal net operating loss carryback claim recognized during fiscal 2004 and additional benefits from the favorable resolution of certain income tax audit matters.

- We expect to recognize approximately $170 million of income taxes during fiscal 2006, including non-cash impacting U.S. deferred taxes of approximately $100 million. The balance is attributable to non-U.S. income taxes. The expected tax expense will be recognized throughout the year and is likely to change during fiscal 2006 as a result of a number of variables, including our assessment of the realization of deferred tax assets.

- Cash and cash equivalents and marketable securities were $4.9 billion as of September 30, 2005 and 2004. The fiscal 2005 statement of cash flows includes a federal income tax refund of $902 million, a final payment in connection with the shareowner litigation settlement of $215 million and repayment of certain debt obligations and convertible securities of $547 million.

We are taking certain actions that are designed to improve our efficiency, market approach and cost structure, including:

- The formation of the Network Solutions Group and the related benefits that were discussed above.
- The implementation of a services-led software strategy that will combine the network operations software business with the Services business, which is expected to bring better alignment, focus and efficiency.
- The optimization of our supply chain network, including the consolidation of our EMS (electronic manufacturing service) providers from four to two.
- The continuation of business process simplification efforts across the company, including corporate centers.

Our expectations regarding fiscal 2006 results are as follows:

- An annual revenue growth rate on a percentage basis to be in the mid-single digits, with slightly higher revenues during the second half of the fiscal year compared to the first half of the fiscal year.
- An increase in Mobility revenues, but at a more modest annual growth rate than the fiscal 2005 annual growth rate of 12%.
- INS revenues stabilizing at or slightly below the fiscal 2005 level of about $2.45 billion, adjusted for the transfer of the Network Operations Software unit to the Services business effective October 1, 2005.
- An increase in Services revenues at an annual rate comparable to or slightly above the fiscal 2005 annual growth rate of 10%.
- An annual gross margin rate in the 41% to 43% range.
- Annual operating expenses as a percentage of revenue of about 30%.

The above items are forward-looking statements about our expectations for future performance. Actual results could differ materially.

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are based on the selection of accounting policies and the application of accounting estimates, some of which require management to make significant assumptions. Actual results could differ materially from the estimated amounts. We believe that some of the more important estimates and related assumptions that affect our financial condition and results of operations are in the areas of revenue recognition, pension and postretirement benefits, income taxes, legal contingencies and intangible assets. Our critical accounting estimates were discussed with our Audit and Finance Committee of the Board of Directors.

There were no accounting policies adopted during fiscal 2005 that had a material effect on our financial condition or results of operations. Refer to Note 1 to our consolidated financial statements for our significant accounting policies.

Revenue recognition

Most of our sales are generated from complex contractual arrangements that require significant revenue recognition judgments in determining the units of delivery and related values, as well as determining whether acceptance milestones have been achieved. These judgments are particularly important in the areas of multiple-element arrangements, the application of software revenue recognition rules and contract accounting and the assessment of collectibility.

Revenues from contracts with multiple-element arrangements, such as those including products sold with installation and integration services, are recognized as the revenue for each unit of accounting is earned, based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market-based prices. A delivered element is considered a separate unit of accounting if it has value to the customer on a standalone basis, if there is objective and reliable evidence of the fair value of undelivered elements in the arrangement, and if delivery or performance of undelivered elements is considered probable and substantially under our control.

Many of our products are integrated with software that is embedded in our hardware at delivery. In those cases where indications are that software is more than incidental and was a significant factor in the customer's purchasing decision, such as where the transaction includes software upgrades or enhancements, we apply software revenue recognition rules to determine the amount and timing of revenue recognition. In multiple element arrangements where software is considered more than incidental, fair value of an undelivered element is determined using vendor-specific objective evidence.

The percentage-of-completion method of accounting is used for sales generated from certain contracts, primarily those related to customized network solutions and network build-outs with durations of at least six months. We make important judgments in estimating revenue and cost and in measuring progress toward completion. These judgments underlie our determinations regarding overall contract value, contract profitability and timing of revenue recognition. Revenue and cost estimates are revised periodically based on changes in circumstances. Revenues recognized under the percentage-of-completion method of accounting have increased during recent fiscal years, representing 25%, 24% and 18% of total revenues during fiscal 2005, 2004 and 2003, respectively. The threshold for contracts that qualify for the percentage-of-completion method of accounting was lowered to $5 million from $20 million, which resulted in $44 million of additional revenue recognized during fiscal 2005.

The assessment of collectibility is critical in determining whether revenues should be recognized. As part of the revenue recognition process, we determine whether trade and notes receivable are reasonably assured of collection based on various factors. Revenue and related costs are deferred if we are uncertain as to whether the receivable can be collected. Revenue is deferred but costs are recognized when we determine that the collection or sale of the receivable is unlikely.

Deferred revenues were $529 million and $593 million as of September 30, 2005 and 2004, respectively.

Pension and postretirement benefits

Our results of operations include the impact of significant pension and postretirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, expected return on plan assets and expected participation rates in retirement health care plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Changes in the related pension and postretirement benefit costs or credits may occur in the future due to changes in the assumptions. Our net pension and postretirement credit ("net pension credit") was $718 million, $868 million and $669 million during fiscal 2005, 2004 and 2003, respectively, excluding the impact of restructuring actions. Approximately two-thirds of these amounts are allocated to operating expenses, with the balance in costs used to determine gross margin. The allocation is based on a recent comparison of salaries that are related to costs and those that are related to operating expenses. Refer to our "Consolidated Results of Operations" section of this MD&A for a further discussion of changes in the net pension credit and the related impact on our results.

The expected rate of return on pension plan assets used to develop our pension credit was 8.5%, 8.75% and 8.75% during fiscal 2005, 2004 and 2003, respectively, and is determined at the beginning of the period. We plan to use an expected rate of return of 8.5% during fiscal 2006. Changes in the rate were generally due to lower expected future returns based on studies performed by our external investment advisors. Similar changes were made to our expected rate of return on postretirement plan assets due to lower expected future returns, as well as for changes in the mix of assets held. A lower expected rate of return reduces our net pension credit and profitability.

The discount rate used to determine our pension credit was 5.5%, 5.75% and 6.5% during fiscal 2005, 2004 and 2003, respectively. The discount rate is determined at the beginning of the period. We plan to use a discount rate of 5.5% during fiscal 2006. Changes in the discount rate were due to declining long-term interest rates. The discount rate is also somewhat volatile because it is determined based upon the prevailing rate as of the measurement date. Similar adjustments were made to the discount rate used to determine our postretirement benefit cost. The discount rate used to determine the postretirement benefit costs is slightly lower due to a shorter expected duration of postretirement plan obligations as compared to pension plan obligations. A lower discount rate increases the plan obligations and reduces our net pension credit and profitability for those plans where actuarial losses are being amortized. Otherwise, a lower discount rate increases our net pension credit and profitability.

The expected rate of return on pension plan assets and the discount rate as well as the amortization of unrecognized actuarial gains and losses were determined in accordance with consistent methodologies, as described in Note 9 to our consolidated financial statements.

Mortality assumptions were updated as of September 30, 2005, using actual company experience during the most recent four years for retirees and the RP2000 Mortality Table for all other participants. This resulted in an increase in the management pension obligation of approximately $500 million and a decrease in the occupational pension obligation of approximately $200 million. Additionally, this change is expected to reduce the fiscal 2006 net pension credit by approximately $50 million.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased the fiscal 2005 net pension credit by approximately $50 million and $20 million, respectively. The impact of changes in the discount rate is different if the resulting actuarial gains or losses are subject to amortization. A 0.5% increase or decrease in the expected return on plan assets would have increased or decreased the fiscal 2005 net pension credit by approximately $180 million. In addition, a 0.5% increase or decrease in the discount rate would have decreased or increased the fiscal 2005 pension obligation by approximately $1.4 billion and the postretirement obligation by approximately $250 million.

There have been several recent developments related to retiree health care benefits, including changes in benefits, cost sharing and legislation, such as Medicare Part D of the Medicare Prescription Drug Improvement and Modernization Act of 2003. These legislative changes and recent experience with participation rates for management retiree plans have required us to assess the expected future participation rates of certain retirees in the existing plans. Generally, we assume that approximately 3% to 5% of all retirees subject to cost sharing will opt out of our plans on an annual basis. The impact of these participation rates favorably impacted our annual net pension credit and profitability by approximately $60 million during fiscal 2005. The impact of differences between actual and assumed experience will affect our net pension credit and profitability in the future through the amortization of actuarial gains or losses.

We have taken various actions to reduce our share of retiree health care costs during recent periods, including the shifting of certain costs to our retirees. Our retiree health care obligations are determined using the terms of the current plans. Health care benefits for employees who retired prior to March 1, 1990 are not subject to annual dollar caps on the Company's share of future benefit costs. The benefit obligation associated with this retiree group approximated 60% of the total retiree health care obligation. Management employees who retired on or after March 1, 1990 have paid amounts above their caps since 2001. The obligation related to plans covering formerly represented retirees who retired on or after March 1, 1990 assumed that annual dollar caps are effective and were enforced beginning November 1, 2004. We either waived or increased these caps in two prior negotiations. Our collective bargaining agreements were ratified during December 2004 and will expire on May 26, 2012.

The agreements address retiree health care benefits, among other items. We agreed to continue to subsidize these benefits up to the established cap level consistent with our current actuarial assumptions. Except for costs attributable to an implementation period that ended on February 1, 2005, costs that are in excess of this capped level are being borne by the retirees in the form of premiums and plan design changes. We also agreed to establish a new $400 million trust that is being funded by us over eight years and managed jointly by trustees appointed by the Company and the unions. The trust is being used to mitigate the cost impact on retirees of premiums or plan design changes. The agreements also acknowledge that retiree health care benefits will no longer be a subject of bargaining between the Company and the unions.

As a result of these changes, our required obligation for retiree health care benefits increased by the net present value of the $400 million of committed contributions to the trust. This incremental cost is being amortized over the contract period. We also considered the substantive plan requirements of SFAS No. 106 and have determined that our obligation for retiree health care benefits is appropriately stated based on our past practice of shifting certain costs to retirees and on the actions that are contemplated as a result of the new agreements. The net present value of the required contributions to the new trust is approximately one-third of the amount of the costs that are expected to be in excess of the capped level during the contract period.

The estimated accumulated benefit obligation related to the U.S. management employees' pension plan and several other smaller pension plans exceeded the fair value of the plan assets as of September 30, 2005, 2004 and 2003. Changes in the minimum pension liability increased our shareowners' equity by $46 million and $150 million during fiscal 2005 and 2004, respectively, and increased our shareowners' deficit by $594 million during fiscal 2003.

The discount rate used to determine the minimum pension liability was 5.5%, 5.5% and 5.75% as of September 30, 2005, 2004 and 2003, respectively. Changes in the discount rate were due to the reasons described above. Market conditions and interest rates significantly affect the future assets and liabilities of our pension plans. Holding all other assumptions constant, a 0.5% decrease or increase in the discount rate would have increased or decreased the minimum pension liability by approximately $900 million as of September 30, 2005.

Income taxes

Changes in valuation allowances favorably impacted our results of operations by $357 million and $1.2 billion during fiscal 2005 and 2004, respectively, and unfavorably impacted our results of operations by $129 million during fiscal 2003. Our valuation allowance for net deferred tax assets was $7.3 billion and $8.0 billion as of September 30, 2005 and 2004, respectively.

We have significant deferred tax assets, resulting from tax credit carryforwards, net operating loss carryforwards and deductible temporary differences that may reduce taxable income in future periods. We also have significant deferred tax liabilities resulting from taxable temporary differences that may result in taxable amounts in future periods. Valuation allowances have been established and maintained for deferred tax assets based on a "more likely than not" threshold. Refer to Note 7 to our consolidated financial statements for further components of the deferred tax assets and liabilities and related valuation allowances.

The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law for each tax jurisdiction. We have considered the following possible sources of taxable income when assessing the realization of the deferred tax assets:

- Future taxable income exclusive of reversing temporary differences and carryforwards.
- Future reversals of existing taxable temporary differences.
- Taxable income in prior carryback years.
- Tax planning strategies.

We have not relied upon future taxable income exclusive of temporary differences and carryforwards for the realization of U.S. deferred tax assets during recent periods. Reliance on this source is difficult when there is negative evidence such as cumulative losses in recent years, even if income is reported in the current period. Cumulative losses weigh heavily in the overall assessment. We determine cumulative losses on a rolling twelve-quarter basis. We are no longer in a cumulative loss position in the U.S. as of September 30, 2005, and as a result, considered the extent to which we could rely on income forecasts to support the realization of our U.S. deferred tax assets. Income forecasts were considered in conjunction with other positive and negative evidence, including our current financial performance, our market environment and other factors. Although profits were generated in recent periods, a substantial amount of the profits were generated from a pension credit that is not currently taxable and from non-U.S. sources. As a result, we concluded that there was not sufficient positive evidence to enable us to conclude that it was more likely than not that the net U.S. deferred tax assets would be realized. Therefore, we have maintained a valuation allowance on our net U.S. deferred tax assets. This assessment will continue to be undertaken in the future. Our results of operations might be favorably impacted in the future by reversals of valuation allowances if we are able to demonstrate sufficient positive evidence that our deferred tax assets will be realized.

We have assumed that all of our deferred tax liabilities will generate taxable income or reduce potential tax deductions. Most of these deferred tax liabilities are related to prepaid pension costs that result primarily from pension credits that are not currently taxable. The tax impacts for pension, retiree health care and other retiree benefits are usually driven by funding requirements. Valuation allowances were reversed in recent periods as a result of reductions in net deferred tax assets driven by pension credits. These reversals have resulted in more reliance on the expected reversal of taxable temporary differences for the realization of deferred tax assets, rather than valuation allowances. We have limited this potential source of future taxable income to the extent of the related deferred tax assets for retiree benefits after considering potential funding scenarios and actions such as Section 420 transfers. We expect that the deferred taxes associated with retiree benefits will be in a net liability position by approximately $100 million as of September 30, 2006, which would result in a corresponding deferred tax charge during fiscal 2006, beginning in the first quarter.

Our assumptions regarding the future tax consequences of retiree benefits might change for various reasons, including changes in legislation, actual return on plan assets, Section 420 transfers, or changes in plan design. Such changes could impact our valuation allowance assessment and necessitate additional charges. In addition, we have deferred tax assets attributed to additional minimum pension liabilities that were established through direct charges to equity. If these liabilities were to reverse in future periods, charges to our results of operations will be required for the related deferred tax impacts. The potential deferred tax charges associated with these liabilities were $1.3 billion as of September 30, 2005.

During the fourth quarter of fiscal 2003, we filed a net operating loss carryback claim related to the carryback of our fiscal 2001 federal net operating loss to 1996, a year in which we filed our federal income tax return as part of the AT&T consolidated group. We reached a tentative agreement with the Internal Revenue Service (IRS) on September 1, 2004 that allowed for a tax refund of $816 million (plus statutory interest to the date of payment), subject to approval by the Congressional Joint Committee on Taxation. The tax benefit related to the claim was not recognized at that time or prior to that time, because it was related to a complex matter and there was no assurance that the approval from the Joint Committee would be obtained. On November 8, 2004, we received written confirmation from the IRS that the Joint Committee had approved our tentative agreement with the IRS and that our agreement with the IRS was final. We were required to reassess the realization of our net operating loss carryforwards as of September 30, 2004, because the Joint Committee's final approval was received prior to the issuance of our consolidated financial statements. As a result, an $816 million income tax benefit and $45 million of interest income was recognized during the fourth quarter of fiscal 2004 from the reversal of valuation allowances. An additional $41 million of interest income was recognized during fiscal 2005. The $902 million refund was received during the fourth quarter of fiscal 2005.

We assess the realization of deferred tax assets in each jurisdiction in a manner similar to that discussed above. We reversed $81 million and $17 million of valuation allowances related to non-U.S. tax jurisdictions during fiscal 2005 and 2004, respectively. We determined that it was more likely than not that these net deferred tax assets were realizable based upon actual financial performance and future income projections and certain other factors for those jurisdictions. We were not in a cumulative loss position in these jurisdictions at the time of the reversals.

We assess the likelihood of the ultimate determination of various contingent tax liabilities that arise in many different tax jurisdictions. These tax matters can be complex in nature and uncertain as to the ultimate outcome. We establish reserves for tax contingencies when we believe an unfavorable outcome is likely to occur and the liability can be reasonably estimated, similar to accounting for other contingencies. Although we believe these positions are fully supportable, we consider the likelihood of potential challenges and the sustainability of such challenges upon examination. Changes in our tax reserves have occurred and are likely to continue to occur as our assessments change based on current facts and circumstances, such as further developments and progress of tax examinations in various jurisdictions. The net impact of the reassessments of such changes, primarily from the finalization of tax audits, resulted in the recognition of income tax benefits of $130 million, $142 million and $77 million during fiscal 2005, 2004 and 2003, respectively.

Legal contingencies

We are subject to proceedings, lawsuits and other claims, including proceedings under laws and government regulations related to securities, environmental, labor, product and other matters. These contingencies are often resolved over long periods of time. We assess the likelihood of any adverse judgments in or outcomes to these contingencies, as well as potential ranges of possible losses. Reserves are established when it is probable that a liability has been incurred or an asset has been impaired and the amount of the loss can be reasonably estimated based on a detailed analysis of each individual issue, often with the assistance of outside legal counsel. We also determine whether disclosures are required for each contingency based on this assessment. There are several hundred contingencies that are currently being assessed. Most of these contingencies are not currently reserved because we have determined that it is not probable that a loss has been incurred. New developments, such as a change in settlement strategy or an adverse court ruling, may change our assessment as to the likely outcome or potential range of possible losses. Our most significant reserves are related to environmental matters that are discussed in Note 13 to our consolidated financial statements along with our other significant matters.

Intangible assets

Our intangible assets include goodwill and other acquired intangibles of $419 million, development costs for software to be sold, leased or otherwise marketed of $254 million and internal use software development costs of $120 million as of September 30, 2005. As a result of the Telica acquisition in fiscal 2004, goodwill and other acquired intangible assets of $238 million were recorded. Refer to Note 3 to our consolidated financial statements for information related to the purchase price allocation.

Goodwill is not amortized but is tested for impairment annually, or more often, if an event or circumstance indicates that an impairment loss may have been incurred. Other intangible assets are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever events such as product discontinuances, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable.

The initial goodwill impairment test under SFAS No. 142 was completed during the first quarter of fiscal 2003 and resulted in no transitional impairment loss. We assessed the realization of goodwill related to our multi-service switching reporting unit currently referred to as the data networking group within INS during the third quarter of fiscal 2003 as a result of business decisions to partner with other suppliers to use their products in our sales offerings. The reporting unit's fair value was determined using projected cash flows over a seven-year period discounted at 15% after considering terminal value and related cash flows associated with service revenues. The excess of the carrying amount of the reporting unit's goodwill over its implied fair value in the amount of $35 million was recognized as an impairment charge in the third quarter of fiscal 2003. The annual goodwill impairment tests completed during the fourth quarter of fiscal 2005, 2004 and 2003 did not result in an impairment loss.

Goodwill and acquired intangible assets of $295 million are assigned to reporting units in INS as of September 30, 2005, including $63 million to the data networking group and $169 million to the next-generation convergence solutions group, which includes Telica-related products. The estimated fair value of the reporting units used in the most recent impairment test was determined using projected cash flows over a seven-year period discounted at a range of 10% to 12% plus a terminal value. The carrying amounts for the data networking group and next-generation convergence solutions group exceeded the estimated fair value without considering the terminal value. If the expected results for these two reporting units are not realized, particularly the next-generation convergence solutions reporting unit, which generated losses in fiscal 2005 and 2004, impairment charges may be required in the future.

A $50 million capitalized software impairment charge was recognized during fiscal 2003 as a result of delays and uncertainties in the development of the universal mobile telecommunications systems (UMTS) market. Software development costs related to UMTS technology were expensed as incurred during fiscal 2005, 2004 and 2003.

CONSOLIDATED RESULTS OF OPERATIONS

Revenues

(in millions)	Years ended September 30, 2005		2004		2003	
Mobility	$ 4,600	49%	$ 4,117	46%	$ 3,147	37%
INS	2,565	27%	2,874	32%	3,233	38%
Services	2,129	23%	1,932	21%	1,840	22%
Patent licensing	113	1%	72	1%	202	2%
Other	34	-	50	-	48	1%
Revenues	$ 9,441	100%	$ 9,045	100%	$ 8,470	100%
U.S.	$ 5,936	63%	$ 5,517	61%	$ 5,149	61%
Other Americas (Canada, Caribbean & Latin America)	729	8%	538	6%	424	5%
EMEA (Europe, Middle East & Africa)	1,336	14%	1,293	14%	1,207	14%
APaC (Asia Pacific & China)	1,440	15%	1,697	19%	1,690	20%
Revenues	$ 9,441	100%	$ 9,045	100%	$ 8,470	100%

Fiscal 2005 vs. 2004

Revenues increased by 4% during fiscal 2005. The increase was primarily driven by higher Mobility revenues, particularly in the U.S., and to a lesser extent, by higher Services revenues. INS revenues continued to decline. Refer to the segment discussion later in this MD&A for information on changes in revenues by segment and product.

The increase in the U.S. was due to higher spending by Verizon Wireless and Sprint to upgrade their CDMA wireless networks and deploy additional capacity to support subscriber growth. Sales to these two customers increased by approximately $500 million and accounted for 36% of our consolidated sales during fiscal 2005. The increase in Other Americas was due to higher CDMA sales in Venezuela and various product sales in Canada. The increase in EMEA was primarily due to higher sales of certain wireline products and services, as well as favorable foreign currency impacts in Europe. The decline in APaC was primarily due to lower voice networking sales in China, primarily in PHS sales, and the timing of CDMA network deployments in Korea, as well as the completion of a major CDMA project in India during fiscal 2004. Revenues from customers in China represented 9% and 10% of consolidated revenues during fiscal 2005 and 2004, respectively, and is expected to continue to decline due to further delays in the issuance of 3G licenses and the continuing reduction in PHS sales and other unfavorable conditions.

Our revenues are subject to fluctuation as a result of changes in customer spending patterns and short-term capital requirements, as well as the timing of customer acceptances. Changes in foreign currency rates favorably impacted our consolidated revenues by slightly less than 1% during fiscal 2005.

Fiscal 2004 vs. 2003

Revenues increased by 7% during fiscal 2004. The increase was primarily driven by significantly higher Mobility and, to a lesser extent, Services revenues, partially offset by declines in INS and patent licensing revenues.

The increase in the U.S. was primarily due to higher spending by Verizon Wireless and Sprint to upgrade their CDMA wireless networks and deploy additional capacity to support subscriber growth. Sales to these two customers increased by approximately $1.0 billion and accounted for 32% of our consolidated sales during fiscal 2004. The increase in Other Americas was primarily due to higher DSL and wireless sales in Canada, Mexico and Brazil. The increase in EMEA was primarily due to higher sales of optical products and UMTS data cards in Europe and sales in Iraq. Revenues from customers in China represented 10% and 11% of consolidated revenues during fiscal 2004 and 2003, respectively.

Gross Margin

	Years ended September 30,		
(in millions)	2005	2004	2003
Gross margin	$ 4,124	$ 3,779	$ 2,652
Gross margin rate	44%	42%	31%

The cost of materials, components and manufacturing that are sourced from third parties are the most significant items used in determining our gross margin. These costs are negotiated through supply agreements and fluctuate with changes in sales volume. Employee-related costs, such as salaries and related benefits associated with services, logistics and warehousing and other direct supply chain functions, are also included. Employee-related costs will not usually fluctuate based on changes in sales volume. However, employee-related costs may change as a result of actions to align our resources to market conditions, annual salary or wage increases or changes in employee benefits, including those related to pension or health care costs for active employees and retirees. A portion of employee-related costs are subject to collective bargaining agreements.

To a lesser extent, amortization of software development costs, certain other overhead items related to IT and facility related costs, as well as charges associated with warranty and inventory values, are also used in determining gross margin. In assessing the ultimate realization of inventories, we make judgments as to future demand requirements and compare these with the current or committed inventory levels. Reserve requirements generally increase when projected demand requirements decrease due to market conditions, technological and product life cycle changes and longer than expected usage periods. It is possible that changes in inventory reserves may be required if there is a rapid change in the demand for our products due to fluctuations in market conditions or to new technological developments. Most of the costs used in determining gross margin are included in our reportable segments.

Our gross margin rate is subject to fluctuation due to changes in volume, geographic, product and service mix, the impact of significant inventory-related or warranty charges and revisions to estimates related to long-term contracts. Changes in estimates related to long-term contracts could occur throughout the execution of a project as a result of changes in previously expected costs, contract change orders or the resolution of project contingencies, among other items. Changes in the expected profitability for a contract are reflected in results during the period that they are determined, based on the project's percentage of completion to date. As a result, the cumulative effect of any changes would be reflected in the results of the current period.

Our gross margin rate may also be impacted by other factors, such as competitive pricing pressures, the initial impact of sales of certain next-generation products, our efforts to enter emerging markets and our ability to continue realizing cost reductions. We operate in highly competitive markets that are subject to pricing pressures for various reasons, including technological changes, new entrants and supply and demand fluctuations. Although we believe that these impacts have reduced our relative revenue levels from prior periods, our gross margin has not been significantly impacted due to our ability to realize cost reductions.

The following factors impacted our consolidated gross margin rate during fiscal 2005:

- The consolidated gross margin rate increased due to lower employee incentive awards and decreased due to a lower net pension and postretirement benefit credit. The net impact of these items increased the consolidated gross margin rate by one percentage point.

- The net impact of higher provisions for slow moving and obsolete inventories, customer and supplier contract settlements, warranty expenses, and certain customer obligations decreased the consolidated gross margin rate by one percentage point.

- Historically, our gross margin rate is generally higher in Mobility than in INS and Services, and higher in the U.S. than in non-U.S. regions. The favorable impact of the higher percentage of Mobility and U.S. revenues on the consolidated revenues, cost reductions and revised estimates related to long-term contracts was offset by other factors including pricing and product mix. The net effect of these items increased the consolidated gross margin rate by approximately two percentage points from the comparable prior year period.

The following factors impacted our consolidated gross margin rate during fiscal 2004:

- The net impact of lower provisions for slow-moving and obsolete inventories, including inventories associated with customers experiencing financial difficulties; supplier and customer contract settlements; adjustments to long-term contracts; warranty expenses; and certain customer obligations and product performance issues increased the consolidated gross margin rate by four percentage points.

- Sales volume increased the gross margin rate by approximately one percentage point, because the fixed costs were spread over higher revenue levels.

- Lower intellectual property licensing revenues decreased the gross margin rate by approximately one percentage point.

- Higher employee incentive awards decreased the gross margin rate by approximately one percentage point.

- Cost reductions and the impact of product and geographic mix accounted for eight percentage points of improvement in the gross margin rate. Cost reductions were realized primarily from supply chain rationalization and efficiency gains, as well as from product redesign. We also realized savings from employee workforce reductions primarily in the Services segment in fiscal 2004. Increased U.S. sales of certain Mobility products with higher gross margin contributed to the gross margin rate improvement.

Operating Expenses

(in millions)	2005	2004	Change	2003	Change
	Years ended September 30,				
Marketing and sales (M&S)	$ 955	$ 903	$ 52	$ 915	$ (12)
General and administration (G&A)	794	620	174	802	(182)
Selling, general and administrative (SG&A) expenses, excluding the following two items:	1,749	1,523	226	1,717	(194)
Recovery of bad debts and customer financings	(69)	(230)	161	(223)	(7)
Amortization of other acquired intangible assets	16	3	13	15	(12)
SG&A	1,696	1,296	400	1,509	(213)
Research and development (R&D)	1,177	1,270	(93)	1,488	(218)
In-process research and development (IPR&D)	-	14	(14)	-	14
Goodwill impairment	-	-	-	35	(35)
Business restructuring	(10)	(20)	10	(158)	138
Operating expenses	$ 2,863	$ 2,560	$ 303	$ 2,874	$ (314)

Salaries and related employee benefits associated with product development, selling and administrative functions are the most significant costs included in operating expenses. These employee-related expenses do not fluctuate significantly with short-term changes in revenue levels. However, employee related expenses may change as a result of salary increases or changes in related benefits, as well as changes in workforce levels. Salary increases are generally provided to employees on an annual basis and were increased by approximately 3 percent in the most recent cycle, which become effective in December 2005. Changes in the funding levels of short- and long-term employee incentive awards may also impact trends between various periods. Operating expenses are also reflected net of a credit attributed to pension, postretirement and postemployment benefits that are discussed in more detail throughout this MD&A. Changes in this net credit will impact the trends between various periods. To a lesser extent, third-party consulting fees and certain other overhead items, such as information technology- and facility-related costs are also included in operating expenses. Most of the SG&A expenses are included in our Global Sales Organization and shared services, such as general corporate functions. In contrast, most of the R&D expenses are directly associated with research and product development for our wireline and wireless products and included in our reportable segments.

Operating expenses increased during fiscal 2005, primarily due to higher recoveries of bad debts and customer financing in the prior year period. The impact of annual salary increases and a lower net pension and postretirement benefit credit also contributed to the increase. However, this impact was offset by lower accruals for employee incentive awards due to higher than targeted performance in the prior year period and slightly lower average workforce levels. The net effect of these compensation and benefit matters impacted M&S, G&A and R&D trends. Our reportable segment results were not impacted by the changes in the net pension and postretirement benefit credit or changes in the funding of employee incentive awards.

SG&A

Fiscal 2005 vs. 2004

SG&A increased by 15% in fiscal 2005, excluding the impact of bad debts and customer financings and amortization of other acquired intangibles. Changes in SG&A included the impact of compensation and benefit matters discussed above and higher selling expenses to support the Global Sales Organization and Services growth initiatives, including the government market.

During fiscal 2005, SG&A included approximately $10 million of lower employee incentive awards and approximately $50 million of a lower net pension credit. SG&A charges related to various litigation matters were $114 million and $34 million during fiscal 2005 and 2004, respectively.

Fiscal 2004 vs. 2003

SG&A decreased by 11% in fiscal 2004, excluding the impact of bad debts and customer financings and amortization of other acquired intangibles. The decrease was primarily a result of employee workforce reductions under our restructuring program and other cost saving initiatives that limited discretionary spending.

SG&A included approximately $100 million of higher employee incentive awards during fiscal 2004. SG&A levels were also impacted by additional depreciation and other related charges of $108 million recognized during fiscal 2003 due to the shortening of the estimated useful lives of several properties that were in the process of being sold at the time.

Recovery of Bad Debts and Customer Financings

Net recoveries were due to the favorable settlement or sale of certain fully reserved notes receivable and accounts receivable and significantly lower bad debt and customer financing exposure. These settlements generally occur as a result of the resolution of work-outs and consummation of bankruptcy proceedings. These net recoveries included charges for bad debts and customer financings of $14 million, $24 million, and $100 million during fiscal 2005, 2004 and 2003, respectively.

A considerable amount of judgment is required in assessing the realization of trade receivables and notes receivable, including the current creditworthiness of each customer and the related aging of past due balances. Reserves for trade receivables are determined by using percentages applied to certain categories of aged receivables. Specific accounts are also evaluated when we become aware of information indicating that a customer may not be able to meet its financial obligations due to a deterioration of its financial condition, lower credit ratings or bankruptcy. Reserve requirements are based on the best facts available to us and are re-evaluated and adjusted as additional information is received. Typically, reserves are reduced only when agings improve or customer settlement proceeds are recovered. Recoveries are generally the result of direct negotiations with the customer, resolutions in bankruptcy or legal actions. Additional charges or recoveries may occur in the future.

R&D

Our R&D investment is focused on enhancing and expanding our broad portfolio of leading edge technologies. In Mobility, our R&D investment is focused primarily on CDMA and UMTS next-generation technologies and includes expenses associated with UMTS product trials with certain customers. This investment continues to support our leadership position in spread-spectrum technology and our development of high-speed mobile data solutions. Our INS R&D investment supports a broad array of current and next-generation technologies, including VoIP, metro optical and broadband networking solutions. Together, Mobility and INS share R&D investment in a unified softswitch platform to support both wireless and wireline applications. Our R&D investment also supports reshaping our product portfolio to capture convergence opportunities and Bell Labs long-term research programs in such areas as computer science, materials science and bioengineering. We believe our current R&D spending levels and plans are aligned with current and expected market opportunities.

	Years ended September 30,		
(in millions)	2005	2004	2003
Cost capitalized	$ 232	$ 258	$ 313
Amortization	262	281	291

R&D costs are charged to expense as incurred. However, the costs incurred for the development of computer software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. The amortization of these costs is reflected as a cost component in determining our gross margin. Unamortized software development costs determined to be in excess of the net realizable value of the product are expensed immediately and reflected in R&D if such determination is made prior to when the product is available for general release to customers.

Fiscal 2005 vs. 2004

R&D decreased by 7% in fiscal 2005, primarily due to changes in compensation and benefit matters as well as to recent cost-reduction actions in INS. During fiscal 2005, R&D included approximately $135 million of lower employee incentive awards and approximately $55 million of a lower net pension credit.

Fiscal 2004 vs. 2003

R&D decreased by 15% in fiscal 2004, primarily due to employee workforce reductions and product rationalizations under our restructuring program. R&D included approximately $175 million of higher employee incentive awards during fiscal 2004 and a $50 million UMTS impairment charge during fiscal 2003.

IPR&D

IPR&D charges of $14 million resulted from the acquisition of Telica in the fourth quarter of fiscal 2004. Refer to Note 3 to our consolidated financial statements for information regarding the purchase price allocation.

Goodwill Impairment and Amortization of Other Acquired Intangible Assets

The increase in the fiscal 2005 amortization of other acquired intangible assets was related to the acquisition of Telica. The fiscal 2003 goodwill impairment charge was related to the multiservice switching reporting unit. Refer to the "Application of Critical Accounting Estimates" for further discussion.

Business Restructuring

(in millions)	Years ended September 30, 2005	2004	2003
Employee separations	$ (5)	$ (14)	$ (47)
Contract settlements	(2)	(15)	(16)
Facility closings	(3)	12	17
Other	-	(3)	(18)
Restructuring reversals	(10)	(20)	(64)
Asset write-downs	-	1	(120)
Net gains on sales	-	(1)	-
Impairment of goodwill	-	-	35
Net reversal	$ (10)	$ (20)	$ (149)
Included in:			
Costs	$ -	$ -	$ (26)
Operating expenses	(10)	(20)	(158)
Goodwill impairment	-	-	35
Total	$ (10)	$ (20)	$ (149)

During fiscal 2001, we committed to and began implementing a restructuring program to realign resources to focus on the large telecommunications service provider market. We assessed our product portfolio and associated R&D and then streamlined the rest of our operations to support those reassessments. We eliminated some marginally profitable or non-strategic product lines, merged certain technology platforms, consolidated development activities, eliminated management positions and many duplications in marketing functions and programs, centralized our sales support functions and sold or leased certain of our manufacturing facilities and made greater use of contract manufacturers. We sold or disposed of the assets related to the eliminated product lines, closed facilities and reduced the employee workforce on a global basis.

The restructuring actions have been completed. However, the related reserves reflected many estimates, including those pertaining to employee separation costs, inventory, contractual obligations, facility exit costs and proceeds from asset sales. The individual plan's reserve requirement under our restructuring program was reassessed at the end of each reporting period. Actual experience has been and may continue to be different from these estimates. Reversals or charges related to revisions of our estimates for certain restructuring plans initiated in prior periods were primarily due to the following:

- Reversals of employee separation charges were primarily due to differences in the actual versus assumed demographics of separated employees, including age, length of service and salaries.
- The net contract settlement reversals were the result of settlements of certain contractual obligations and purchase commitments for amounts lower than originally estimated.
- Charges or reversals related to facility closings were primarily due to revised estimates of costs and expected sublease rental income on certain properties resulting from changes in the commercial real estate market.
- The adjustment to prior asset write-downs includes changes to original plans for certain owned facility closings and reversals of inventory reserves as we utilized more discontinued product inventory than anticipated.

Most of the remaining reserve requirements are related to leases on exited facilities as of September 30, 2005. Facility exit costs of $145 million are expected to be paid over the remaining lease terms and are reflected net of expected sublease rental income of $125 million. Expected market conditions for commercial real estate are received from real estate brokers for most facilities and are considered in estimating the sublease rental income. Additional charges or reversals may be required if the expected amount of sublease rental income changes in the future or if other circumstances change.

Pension, Postretirement and Postemployment Benefits

	Years ended September 30,		
(in millions)	2005	2004	2003
Pension benefit credit	$ (973)	$ (1,111)	$ (1,097)
Postretirement benefit cost	255	243	351
Net pension and postretirement benefit credit	(718)	(868)	(746)
Postemployment benefit cost (credit)	72	40	(93)
Net pension, postretirement and postemployment benefit credit	$ (646)	$ (828)	$ (839)
Included in:			
Business restructuring	$ -	$ -	$ (118)
Other costs and expenses	(646)	(828)	(721)
Net credit	$ (646)	$ (828)	$ (839)

We maintain defined benefit pension plans covering the majority of employees and retirees, as well as postretirement benefit plans for U.S. retirees that include health care, dental benefits and life insurance coverage. Additionally, we offer various postemployment benefits to certain employees after employment but before retirement, including disability benefits, severance pay and workers' compensation.

The pension credit is determined under complex rules using actuarial assumptions. The rules provide for various smoothing techniques under which gains and losses are spread over future periods. The largest component of the pension credit is the expected return on plan assets. This amount is partially offset by the assumed interest cost on the benefit obligations, the service costs and amortization of unrecognized gains and losses. Our pension plans are well funded. The fair value of pension plan assets was $34.0 billion and exceeded the related benefit obligation by $2.7 billion as of September 30, 2005. Significant actuarial assumptions include an 8.5% expected rate of return on plan assets and a 5.5% discount rate used in determining the interest cost. This 3 percent rate differential is a significant reason why we recognize a pension credit. The postretirement benefit costs are determined in a similar manner. However, most of these benefit obligations are unfunded, and therefore the interest costs on the benefit obligations exceed the expected return on plan assets.

Excluding the amounts reflected in business restructuring, approximately two-thirds of the net credit is reflected in operating expenses, with the balance in costs used to determine gross margin.

The following items decreased the net credit during fiscal 2005:

- Reduction in the market-related value of plan assets due to the impact of actual losses incurred on plan assets during fiscal 2002 and 2001.
- Reduction in the expected rate of return on pension plan assets.
- Impact of the collective bargaining agreements that were ratified during December 2004.

However, these items were partially offset by the impact of the following items:

- Reduction in the discount rate.
- Full year recognition of the prescription drug benefit under Medicare Part D of the Medicare Prescription Drug Improvement and Modernization Act of 2003 ("the Act") and expected reduction in plan participation rates as a result of recent experience and the Act.

The following items decreased the net credit during fiscal 2004:

- Reduction in the market-related value of plan assets.
- Revised estimates of termination benefits and curtailments during fiscal 2003 that related to restructuring actions.
- Accelerated gain amortization related to postemployment benefits during fiscal 2003.

These items were partially offset by the impact of the following items:

- Reduction in the discount rate.
- Partial year recognition of the Act and expected reduction in plan participation rates.
- Elimination of certain pension death benefits and reductions in certain retiree health care benefits.

The net pension and postretirement benefit credit is expected to decrease by approximately $300 million during fiscal 2006, primarily due to amortization of differences between the market-related value and fair value of pension and postretirement plan assets and updated mortality rate assumptions. Further changes in actuarial assumptions could also significantly impact the net credit in the future.

On January 21, 2005, the Centers for Medicare and Medicaid Services issued a Final Rule in the Federal Register for implementing the Medicare Prescription Drug Benefit that clarified the methodology for determining actuarial equivalence and the amount of the federal subsidy. The impact of the Final Rule did not materially affect our postretirement benefit cost and related obligation.

Refer to Note 9 to the consolidated financial statements and the "Application of Critical Accounting Estimates" for further information.

Other Income (Expense), Net

(in millions)	Years ended September 30, 2005	2004	2003
Legal settlements	$ (65)	$ (84)	$ (401)
SEC settlement	-	(25)	-
Interest income on tax refunds and settlements	88	135	16
Interest income	121	89	86
Minority interest	(30)	(6)	(10)
Other-than-temporary write-down of investments	(20)	(22)	(63)
Gain (loss) on sale of investments	1	75	(10)
Gain on sale of businesses, net	-	-	49
Loss on extinguishment of convertible securities and debt, net	(11)	(7)	(97)
Other, net	30	85	2
Other income (expense), net	$ 114	$ 240	$ (428)

Fiscal 2005

Charges of $54 million related to the shareowner lawsuit settlement were recognized, including $71 million related to changes in fair market value of warrants prior to their issuance in December 2004, net of $17 million of recoveries from fiduciary insurance carriers. The remaining legal settlement charges of $11 million were primarily related to parties that opted out of our global settlement and a supplier claim. Refer to Note 13 to our consolidated financial statements for more information on legal settlements.

Interest income on tax refunds and settlements was due primarily to the favorable resolution of certain prior-year federal income tax audits and to the recognition of a federal net operating loss carryback claim under tax-sharing agreements with AT&T, Avaya and Agere. Refer to Note 7 to our consolidated financial statements for further information on these tax matters.

Minority interest is primarily attributable to a joint venture located in China that manufactures certain of our products.

Fiscal 2004

Charges of $56 million related to the shareowner lawsuit settlement were recognized, including $91 million related to changes in the estimated fair value of the warrants that were expected to be issued, $5 million related to changes in the fair value of our common stock that was deposited into escrow and subsequently sold and $40 million of recoveries from fiduciary insurance carriers. The remaining legal settlement charges of $28 million were primarily related to Y2K claims under our separation agreement with Avaya and a prior year sale of our consumer products business.

We reached an agreement with the SEC and paid a $25 million fine in connection with the SEC's investigation into our revenue recognition issues previously identified in November and December of 2000. The final judgment and consent decree to settle the investigation with the SEC was entered into during May 2004.

Interest income on tax settlements was due primarily to the favorable resolution of certain prior year federal income tax audits and the recognition of a federal net operating loss carryback claim under tax sharing agreements with AT&T, Avaya and Agere.

The gain on sale of an investment was primarily related to the maturity of a forward contract for the sale of Corning common stock we owned. The shares of Corning were obtained in connection with the sale of certain joint ventures associated with the optical fiber business in fiscal 2002.

Fiscal 2003

Charges of $481 million related to the settlement of class action lawsuits and other lawsuits against us and certain of our current and former directors and officers for alleged violation of federal securities laws, as well as for ERISA, and related claims were recognized. The charges included $315 million for payment in cash, stock or a combination of both; warrants, originally valued at $95 million, which increased to $161 million during fiscal 2003 as a result of a change in their estimated fair value; and $5 million in administrative fees. Partially offsetting these charges was an $80 million reserve reduction for a legal settlement associated with our former consumer products leasing business, due to lower-than-anticipated claims experience.

The debt conversion cost and gain on extinguishments was a result of the exchange of a portion of 7.75% trust preferred securities and certain other debt obligations for shares of our common stock and cash. Refer to Note 8 to our consolidated financial statements for more information on these exchanges, including the number of securities exchanged.

The other-than-temporary write-down of investments was due to sustained weakness in the private equity market, which impacted the fair value of several investments. Refer to the section "Quantitative and Qualitative Disclosures About Market Risk" for a discussion of equity price risk.

The gain on sales of businesses included $41 million of business disposition reserve reversals, primarily associated with the resolution of contingencies related to the sale of the optical fiber business.

Interest Expense

Fiscal 2005 vs. 2004

Interest expense decreased by $55 million to $341 million during fiscal 2005, primarily due to the early extinguishment of convertible securities and certain other debt obligations.

Fiscal 2004 vs. 2003

Interest expense increased by $43 million to $396 million during fiscal 2004, primarily due to the exchange of our 8.00% redeemable convertible preferred stock for 8.00% subordinated debentures in November 2003. The impact of additional interest on the 2.75% convertible securities that were issued in the third quarter of fiscal 2003 was largely offset by our debt recapitalization efforts.

Income Taxes

(in millions)	Years ended September 30, 2005	2004	2003
Carryback claims	$ 19	$ 844	$ 213
Favorable resolution of prior-period tax audits	130	142	77
Reversal of non-U.S. valuation allowances	81	17	-
Non-U.S. and state income taxes attributed to pre-tax income	(79)	(64)	(57)
Income tax benefit	$ 151	$ 939	$ 233
Interest income on tax refunds and settlements	$ 88	$ 135	$ 16

Valuation allowances were reversed due to the recognition of certain net operating loss carryback claims, including a claim of $816 million that was recognized during fiscal 2004 that was related to the carryback of our fiscal 2001 federal net operating loss to 1996, a year in which we filed our federal income tax return as part of the AT&T consolidated group. The other carryback claims recognized were primarily related to taxes paid in prior years by our former foreign sales corporation and previously merged companies, including a $21 million tax refund (including interest of $2 million) received during the first quarter of fiscal 2006. This tax refund was not previously recognized until the fourth quarter of fiscal 2005 due to the uncertainty of receiving the refund from an unaffiliated third party. Interest income related to these claims was $43 million, $45 million and $16 million during fiscal 2005, 2004, and 2003, respectively.

Certain income tax benefits were recognized due to the favorable settlement of audit matters related to the years 1990 through 2002, including matters with a previously merged company and the settlement of certain matters under tax-sharing agreements with AT&T, Avaya and Agere. We also recognized interest income related to these settlements of $45 million and $90 million during fiscal 2005 and 2004, respectively.

Valuation allowances related to certain non-U.S. tax jurisdictions that exited a cumulative loss position were reversed based on our assessment that it was more likely than not that those deferred tax assets will be realizable based on income projections and certain other factors for those jurisdictions.

The realization of our deferred tax assets is dependent upon the existence of taxable income during future periods. During fiscal 2004 and 2005, most of our pretax income in the U.S. was generated from a pension credit that is not currently taxable. As a result, even though we exited a cumulative loss position during the fourth quarter of fiscal 2005, we have concluded that there was not sufficient positive evidence to enable us to conclude that it was more likely than not that the U.S. deferred tax assets would be realized. Therefore, we have continued to maintain a valuation allowance on our net U.S. deferred tax assets.

However, the expected future tax consequences of deferred tax liabilities generated primarily from our pension credit continue to be relied upon to support the deferred tax assets of other retiree benefits. This resulted in not providing taxes attributable to U.S. income during fiscal 2005 and 2004 as valuation allowances were reversed to the extent of increases in deferred tax liabilities. We expect that the U.S. deferred taxes associated with retiree benefits will be in a net liability position as of September 30, 2006.

We expect to recognize approximately $170 million of income tax expense during fiscal 2006, including non-cash impacting U.S. deferred taxes of approximately $100 million for the above item. The remaining amounts are attributable to non-U.S. income taxes. The expected tax expense will be recognized throughout the year and is likely to change during fiscal 2006 as a result of a number of variables, including our assessment of the future realization of deferred tax assets.

The U.S. Congress passed the American Jobs Creation Act of 2004, which the President signed into law on October 22, 2004. Key provisions of the Jobs Creation Act include a temporary incentive for U.S. multinational corporations to repatriate foreign earnings, a domestic manufacturing deduction and international tax reforms designed to improve the global competitiveness of U.S. businesses. The Jobs Creation Act's provisions are not expected to have a material effect on our financial condition or results of operations.

Refer to the "Application of Critical Accounting Estimates" in this MD&A and Note 7 to our consolidated financial statements for more detail regarding income taxes.

RESULTS OF OPERATIONS BY SEGMENT

Mobility

(in millions)	Years ended September 30, 2005	2004	Change	2003	Change
U.S.	$ 3,418	$ 2,942	16%	$ 2,169	36%
Non-U.S.	1,182	1,175	1%	978	20%
Total revenues	$ 4,600	$ 4,117	12%	$ 3,147	31%
Gross margin %	53%	51%	2 pts	40%	11 pts
Segment income	$ 1,572	$ 1,238	$ 334	$ 156	$ 1,082
Return on sales	34%	30%	4 pts	5%	25 pts

Fiscal 2005 vs. 2004

Mobility revenues increased $483 million. U.S. revenues increased primarily due to higher sales to Verizon Wireless and Sprint as they executed their EVDO deployment and CDMA network investment for high-speed mobile data services and additional network capacity. These two customers accounted for 63% and 60% of Mobility revenues during fiscal 2005 and 2004, respectively. Including these two customers, five customers accounted for 80% and 79% of Mobility revenues during fiscal 2005 and 2004, respectively. Non-U.S. revenues increased primarily in Other Americas due to higher CDMA sales in Brazil, Venezuela and Canada. These increases were partially offset by lower revenues in APaC resulting from the timing of obtaining customer acceptance for a CDMA project in India in the prior period.

Substantially all of Mobility revenues are currently generated from CDMA technology. UMTS revenues to date have been limited to the sale of data cards and revenues related to a UMTS contract with Cingular that was not significant during fiscal 2005. We are conducting third-generation W-CDMA/UMTS trials in China and Japan. We expect customers to continue to increase investments in mobile high-speed data equipment.

Consolidation has occurred with several large U.S. wireless service providers and may have accelerated capital spending in certain situations. These events may continue to present opportunities for us to assist in integration efforts or to expand our products/services or technologies in certain networks where they were not previously utilized. However, events may impact our future revenue trends as these service providers assess potential technology migrations to common platforms or leverage excess capacity. In addition, the timing of awards of licenses and spectrum to service providers in certain markets such as the U.S. and China may also impact future revenue.

Our future quarterly revenue trends may be volatile as a result of the high concentration of revenue among a limited number of customers and the resulting exposure to their spending patterns, as well as the timing of revenue recognition related to long-term contracts.

Segment income increased due to a $368 million increase in gross margin that was partially offset by a $34 million increase in operating expenses. The increase in gross margin was primarily due to higher sales volume and to a lesser extent, a two-percentage point improvement in the gross margin rate due to a more favorable geographic mix.

Fiscal 2004 vs. 2003

Mobility revenues increased $970 million. U.S. revenues increased $773 million primarily due to higher CDMA sales to Verizon Wireless and Sprint as they continued to upgrade their wireless networks and deploy additional capacity to support subscriber growth. The $197 million increase in the non-U.S. regions was primarily due to higher UMTS data card sales in EMEA and higher CDMA sales in APaC and Other Americas as certain customers continued to expand their networks. Approximately 89% of fiscal 2004 wireless product revenue was derived from CDMA technology.

Segment income improved by $1.1 billion. This improvement was driven by an $833 million increase in gross margin and a $249 million decrease in operating expenses. Gross margin increased due to higher sales volume and an 11 percentage point increase in the gross margin rate. The increase in the gross margin rate was driven by favorable product and geographic mix, continued cost reductions, lower inventory and warranty charges and better absorption of fixed costs due to the higher revenues. R&D and SG&A expenses declined, primarily due to the impact of restructuring actions and relocating certain activities to areas with lower cost structures. We also recognized a $50 million impairment charge for UMTS capitalized software during fiscal 2003. UMTS software development costs continued to be expensed as incurred. Lower R&D expenses accounted for 87% of the decrease in operating expenses.

INS

	Years ended September 30,				
(in millions)	2005	2004	Change	2003	Change
Voice networking	$ 889	$ 1,193	(25%)	$ 1,472	(19%)
Data and network management	859	925	(7%)	1,001	(8%)
Optical networking	817	756	8%	760	(1%)
Total revenues	$ 2,565	$ 2,874	(11%)	$ 3,233	(11%)
U.S.	$ 1,161	$ 1,389	(16%)	$ 1,700	(18%)
Non-U.S.	1,404	1,485	(5%)	1,533	(3%)
Total revenues	$ 2,565	$ 2,874	(11%)	$ 3,233	(11%)
Gross margin %	32%	35%	(3 pts)	27%	8 pts
Segment income	$ 195	$ 348	($ 153)	$ 117	$ 231
Return on sales	8%	12%	(4 pts)	4%	8 pts

Fiscal 2005 vs. 2004

INS revenues declined by $309 million. The $228 million decline in the U.S. was attributed to reductions in mature technologies, primarily circuit switching products and certain data and network management products, partially offset by an increase in optical networking products. The $81 million decline in non-U.S. regions primarily resulted from lower PHS sales in China, partially offset by an increase in optical networking products and certain data and network management products in Europe. Five customers accounted for 38% and 39% of INS's revenues during fiscal 2005 and 2004, respectively.

Voice networking revenues declined by $304 million. The decline was primarily attributed to lower sales of circuit switching products ($153 million) and PHS ($138 million). Traditional circuit switching product sales declined at a faster rate than the rate of growth in next-generation technologies. The decline was most significant in the U.S., where certain customers shifted their spending to other areas, such as fiber-to-the-premise and broadband access, in response to competitive factors from cable service providers. Circuit switching product sales represented approximately 46% of voice networking revenues during fiscal 2005. PHS sales declined as service providers in China curtailed their spending in preparation for transitioning to 3G networks. PHS products accounted for 27% of voice networking revenues during fiscal 2005. Voice networking revenues also included an $85 million allocation of revenue earned from switching equipment common platform sales to Mobility customers, as discussed in more detail below.

Optical networking revenues increased by $61 million due to higher sales of next-generation optical products.

Although customer spending levels for INS products may not change significantly in the aggregate, the mix of what is purchased is likely to continue to change or fluctuate. Our future revenues will be impacted by our success in offering a product portfolio that effectively addresses customer needs. Although we believe INS revenues are stabilizing, they may decline as customers consider alternatives in transitioning to next-generation networks.

Segment income decreased due to a $186 million decrease in gross margin that was partially offset by a $33 million decrease in operating expenses. The lower gross margin was due to lower sales and a three-percentage-point decrease in the gross margin rate. The gross margin rate decreased due to the impact of lower sales volume, unfavorable product mix and higher-inventory related charges, as well as certain reserve reversals and settlements recognized during the prior period. Operating expenses decreased due to additional expenses related to the Telica acquisition and a legal settlement in fiscal 2004.

Fiscal 2004 vs. 2003

INS revenues declined by $359 million primarily due to a significant reduction in sales to AT&T as it completed certain capital spending programs in prior periods and reduced its annual spending during fiscal 2004. Lower non-U.S. sales were primarily in APaC as a result of competitive pricing pressures and the timing of completing certain project deployments. The decreases in APaC sales were primarily in the data and network management and optical product lines.

Voice networking revenues declined by $279 million. The decline was due to lower circuit switching product sales. Traditional circuit switching product sales declined at a faster rate than the rate of growth in next-generation technologies. The decline was also more prevalent in the U.S., where certain customers shifted their spending to other areas, such as broadband access (DSL). Circuit switching represented approximately 47% and 59% of voice networking revenues during fiscal 2004 and 2003, respectively. Beginning in fiscal 2004, INS voice networking revenues include an allocation of revenue earned from switching equipment common platform sales to Mobility customers. This allocation was intended to better match revenue from these common platforms with the underlying R&D investment. Voice networking results included $85 million relating to this allocation for fiscal 2004. Data and network management revenues declined $76 million due primarily to lower revenues from multi-service switching products. Optical networking revenues decreased by $4 million due to lower revenues from legacy optical products offset by higher sales of metro optical products in the U.S. and EMEA. We transitioned most of our optical product contracts with key customers to next-generation optical products.

Quarterly revenues declined sequentially each quarter except in the fourth quarter and ranged from $673 million to $784 million during fiscal 2004.

Segment income improved by $231 million. This improvement was driven by a $130 million increase in gross margin and a $101 million decrease in operating expenses. The higher gross margin was due to an eight-percentage point increase in the gross margin rate, which more than offset the impact of lower revenues. The increase in the gross margin rate primarily resulted from lower inventory- and warranty-related charges, which accounted for four percentage points of the improvement, and continued cost reductions. R&D and SG&A expenses declined due to the impact of restructuring actions during fiscal 2003. However, operating expenses included charges of $23 million related to the Telica acquisition for IPR&D, employee compensation expense and amortization of intangible assets during fiscal 2004.

Services

(in millions)	Years ended September 30, 2005	2004	Change	2003	Change
U.S.	$ 1,211	$ 1,063	14%	$ 1,006	6%
Non-U.S.	918	869	6%	834	4%
Total revenues	$ 2,129	$ 1,932	10%	$ 1,840	5%
Gross margin %	27%	25%	2 pts	19%	6 pts
Segment income	$ 335	$ 282	$ 53	$ 225	$ 57
Return on sales	16%	15%	1 pt	12%	3 pts

Fiscal 2005 vs. 2004

Services revenues increased by $197 million. Revenues increased in the U.S. and in the non-U.S. regions, primarily in Other Americas and EMEA. Five customers accounted for 44% and 40% of Services revenues during fiscal 2005 and 2004, respectively.

Professional services increased by $214 million primarily due to government contracts, including a project in Iraq, and services for wireless customers. Deployment services decreased by $57 million due to a decrease in sales of wireline products that required installation, as well as a decline in services related to preparing sites for placement of wireless network equipment.

Multi-vendor maintenance offers, as well as managed and professional services, in particular network optimization and integration for wireless service providers continue to present opportunities for growth.

Segment income increased due to an $82 million increase in gross margin that was offset by a $29 million increase in operating expenses. The higher gross margin resulted from an increase in the gross margin rate and higher revenues. The gross margin rate increased by two-percentage points as a result of lower average employee workforce levels. Operating expenses increased due to higher sales and marketing expenses incurred to further expand worldwide service offerings.

Fiscal 2004 vs. 2003

Services revenues increased by $92 million. Revenues increased in the U.S. by $57 million and in the non-U.S. regions by $35 million. The increase in revenues was due to higher maintenance and professional services. Professional services increased primarily due to new government contracts. Our traditional installation services decreased as a result of competitive pricing pressures, more customer self-installation, and lower wireline product sales. Deployment services related to researching, selecting and preparing sites for placement of wireless network equipment partially offset the decrease in traditional installation services.

Segment income increased by $57 million. This improvement was due to a $139 million increase in gross margin, partially offset by an $82 million increase in operating expenses. The higher gross margin resulted from an increase in the gross margin rate and, to a lesser extent, from higher revenues. The gross margin rate increased by six-percentage points as a result of employee workforce reductions. Operating expenses increased due to higher sales and marketing expenses incurred to expand worldwide service offerings.

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and marketable securities were approximately $4.9 billion as of September 30, 2005 and 2004. As discussed in more detail below, the fiscal 2005 cash flows included a significant federal tax refund of $902 million, the early extinguishment of certain debt obligations and convertible securities of $547 million, and a final payment related to our shareholder lawsuit of $215 million. Summarized annual cash flow information and key working capital metrics are as follows:

(in millions)	2005	2004	2003
Net income	$ 1,185	$ 2,002	$ (770)
Non-cash items	(361)	(587)	204
Changes in working capital	(133)	18	549
Other changes	26	(799)	(931)
Operating activities	$ 717	$ 634	$ (948)
Investing activities	$ (1,268)	$ (869)	$ 758
Financing activities	$ (421)	$ (239)	$ 1,051
Days sales outstanding in accounts receivable	52	51	67
Inventory turnover	7.2	6.9	7.4
Days sales outstanding in working capital	30	23	27

Operating Activities

Our operating results and resulting cash flows have generally improved during the past few years due to higher revenues, cost reductions and other factors discussed throughout this MD&A. The following discussion is intended to further explain differences between net income and cash flow.

Non-cash items include items that are not expected to generate or require the use of cash, such as the pension credit and depreciation and amortization. In addition, charges or credits related to the changes in the fair value of warrants issued in connection with the global settlement of our shareowner lawsuit also impacted the non-cash items through the first quarter of fiscal 2005.

Changes in working capital requirements include changes in receivables, inventories and contracts in process, accounts payable and deferred revenue. Although our working capital requirements did not change significantly, components changed due to cash collections and the timing of customer billings and accounts payable disbursements. The increase in the days sales outstanding in working capital during fiscal 2005 was driven primarily by a reduction in accounts payable. We periodically sold certain non-U.S. accounts receivable with extended payment terms where it was cost effective to do so. We sold $226 million and $468 million of receivables during the fiscal years ended September 30, 2005 and 2004, respectively. This impact is reflected in the changes in receivables. Receivables with extended payment terms were $225 million and $232 million as of September 30, 2005 and September 30, 2004, respectively.

Generally, working capital requirements will increase or decrease with changes in quarterly revenue levels. In addition, working capital requirements might be impacted by changes in payment terms, the timing of attaining billing milestones and collections performance.

The timing of certain payments will also impact our cash flow. For example, while employee incentive awards are accrued throughout the fiscal year, they are generally paid during the first quarter of the subsequent fiscal year. Annual incentive awards of approximately $600 million were paid during the first quarter of fiscal 2005. Annual incentive awards of approximately $350 million are expected to be paid during the first quarter of fiscal 2006. In addition, approximately $100 million will be paid under a three-year long-term incentive program (2003-2005 cycle) during the first quarter of fiscal 2006. This long-term incentive program was introduced for the top 1,100 employees in fiscal 2003.

Fiscal 2005 other changes included the impact of changes in tax-related assets and liabilities of $627 million, primarily due to tax refunds that were accrued for in fiscal 2004 and proceeds of $201 million from a welfare benefits trust as reimbursement for management health care contributions that were made during fiscal 2004. Offsetting these impacts were a $215 million payment related to our shareowner lawsuit settlement, cash outlays for restructuring of $69 million and capitalized software of $232 million, as well as higher accruals for employee incentive awards during fiscal 2004 that were paid during fiscal 2005.

Fiscal 2004 other changes included an $861 million tax refund that was received during fiscal 2005, cash outlays for restructuring of $227 million and capitalized software of $258 million. Partially offsetting these impacts were certain insurance and customer settlements and customer financing recoveries of approximately $600 million.

Fiscal 2003 other changes included cash outlays for restructuring of $629 million and capitalized software of $313 million.

Investing Activities

Fiscal 2005 investing activities included net purchases of marketable securities of $1.0 billion and capital expenditures of $221 million, of which $60 million was for internal-use software. We may continue to purchase marketable securities in an attempt to improve our investment returns. We do not expect to receive any significant cash proceeds from business or asset dispositions in the near future.

Fiscal 2004 investing activities included net purchases of marketable securities of $821 million and capital expenditures of $157 million, of which $54 million was for internal use software. Partially offsetting these cash outflows were cash proceeds of $63 million from the sale of certain manufacturing and real estate facilities in the United States and China.

Fiscal 2003 investing activities included net maturities of marketable securities of $845 million, proceeds from the sale of facilities of $158 million and certain other investments of $78 million. Capital expenditures were $291 million, which included $102 million for the repurchase of certain real estate under a synthetic lease agreement that was previously used to fund certain real estate construction costs. In addition, we purchased the remaining 10% minority interest in AG Communication Systems for $23 million.

Financing Activities

We are authorized by our Board of Directors to issue shares of our common stock or use cash in exchange for certain of our convertible securities and other debt obligations. From the fourth quarter of fiscal 2002 through September 30, 2005, we retired approximately $3.0 billion of our convertible securities and certain other debt obligations in exchange for approximately 643 million shares of our common stock and $1.3 billion in cash, in multiple, privately-negotiated transactions. We may use cash or issue more of our common shares in similar transactions in the future. If our common stock is issued, it would result in additional dilution to our common shareowners.

Fiscal 2005 financing activities included $547 million of cash to repay or repurchase certain debt obligations and convertible securities. We also received net proceeds of $126 million from the issuance of 48 million common shares primarily for certain employee benefit plans.

Fiscal 2004 financing activities included a $500 million use of cash to repay or repurchase certain debt obligations and convertible securities, including $249 million under our recapitalization program and $216 million of variable interest notes related to our Insured Special Purpose Trust. We also received net proceeds of $276 million from the issuance of 91 million common shares for certain employee benefit plans.

Fiscal 2003 financing activities included the issuance of 2.75% Series A and Series B convertible senior debentures for a net amount of $1.6 billion. A portion of these proceeds was used to repay or retire certain debt obligations and convertible securities, all of which had higher interest or dividend rates than the debentures issued (the remainder of the proceeds were used for general corporate purposes). Specifically, we paid approximately $500 million toward these obligations, including the prepayment of $240 million of a mortgage loan for three of our primary facilities, retirement of $176 million of certain other long-term debt obligations and $69 million for the partial retirement of 8% redeemable convertible preferred stock. We also received other proceeds of $113 million from prepaid forward sales agreements for our investment in Corning common stock, which we received in connection with the sale of our optical fiber business. These forward sales agreements were reflected as secured borrowings as of September 30, 2003 and matured on October 1, 2003. We also paid the 8% redeemable convertible preferred stock dividend requirement of $91 million with 46 million shares of our common stock and $6 million of cash.

Cash Management

Achieving optimal returns on our cash balance involves concentrating domestic cash in a primary account with our lead bank in order to make efficient investment decisions in various instruments and maturities. Short-term domestic cash is invested daily in money market funds. Strategic short- and long-term domestic cash is outsourced to various fund managers and the portfolio consists of investment-grade debt securities such as treasury notes, corporate bonds, high-quality asset-backed securities and government agency bonds, with various maturities. International cash is invested in international money market funds, time deposits and other bank accounts. Approximately 82% of our cash, cash equivalents and marketable securities were held domestically as of September 30, 2005.

Future Capital Requirements and Funding Sources

We do not expect that our operations will generate cash on a sustainable basis until our pre-tax income exceeds the amount of net non-cash income items, which have been driven primarily by our pension credit. Our pension credit was $973 million, $1.1 billion and $1.1 billion during the fiscal years ended September 30, 2005, 2004 and 2003, respectively. Our cash requirements during the next few years are primarily related to funding our operations, retiree health care obligations, capital expenditures, debt obligations and related interest and other matters discussed below. Our 7.25% notes of $368 million mature during the fourth quarter of fiscal 2006. Our 8% convertible securities of $501 million are redeemable at the option of the holder on August 2, 2007. We have the right to redeem the 8% convertible securities after August 14, 2006 through cash, shares of our common stock or a combination of both.

We believe our cash and cash equivalents of $2.4 billion and marketable securities of $2.5 billion as of September 30, 2005 are sufficient to fund our cash requirements for fiscal 2006 as well as the following few years. However, we cannot provide assurance that our actual cash requirements will not be greater than we currently expect. If sources of liquidity are not available or if we cannot generate sufficient cash flow from operations, we might be required to obtain additional sources of funds through additional operating improvements, capital market transactions, asset sales or financing from third parties, or a combination thereof. We cannot provide assurance that these additional sources of funds will be available or, if available, would have reasonable terms.

The expected remaining cash requirements for our restructuring program is $147 million. These future cash requirements are primarily for lease obligations over the remaining lease terms, net of sublease rental income of $125 million. The cash requirements could increase in the future if we do not receive this expected sublease income.

We currently do not expect to make contributions to our qualified U.S. pension plans through fiscal 2007. We are unable to provide an estimate of future funding requirements beyond fiscal 2007 for our U.S. pension plans. Based on our actuarial projections and current law, we believe it is unlikely that any required contributions would have a material effect on our liquidity during fiscal 2008 through fiscal 2010. Several legislative changes were recently proposed that would impact U.S. pension plans, if adopted. These proposals would alter the manner in which liabilities and asset values are determined for the purpose of calculating required pension contributions and the timing and manner in which required contributions to under funded pension plans would be made. The proposals are progressing, however, many details need to be specified, and the proposals then approved by Congress. The funding requirements for our U.S. pension plans could be significantly affected by these proposed changes, if they are adopted.

Annual contributions to our non-qualified and non-U.S. pension plans are expected to be approximately $60 million in each of the next five fiscal years.

We currently provide retiree health care benefits for our retirees in the United States, including 46,000 management retirees and 68,000 formerly represented retirees as well as an additional 68,000 dependents of retirees. The obligations and plan assets for management and formerly represented retirees are accounted for separately. Historically, retiree health care benefits were funded through plan assets set aside in trusts and transfers of excess pension assets. There are currently no plan assets available in these trusts to fund the obligations of the management retirees. There are approximately $550 million of assets in trusts that are available to fund the obligations of the formerly represented retirees as of September 30, 2005, including approximately $400 million of plan assets that were set aside in a welfare benefits trust during fiscal 2005.

We are permitted to transfer pension plan assets that are in excess of 125% of pension plan obligations under Section 420 of the Internal Revenue Code to fund annual retiree health care benefits. Our cumulative Section 420 transfers during the past several years were $1.9 billion, although no transfers were made within the management retiree plan since fiscal 2002 or within the formerly represented retiree plan since fiscal 2003. If a Section 420 transfer is made, we are required to maintain a certain level of cost per participant for a period of five years beginning with the year of transfer. As a result, although these excess pension asset transfers can help fund retiree health care benefits, they limit the ability to implement cost reductions in the future.

Together with our unions, we are seeking legislative changes to allow an employer to fund more than one year's retiree health care benefits through a Section 420 transfer and permit the terms of an enforceable collective bargaining agreement to serve as an alternative to the maintenance of cost requirements described above. There were approximately $1.6 billion of pension plan assets that would be eligible for Section 420 transfers in our formerly represented retiree plan as of the January 1, 2005 valuation date. The next valuation date will be January 1, 2006. The funding levels for our management retiree pension plans were below the required thresholds that would allow for Section 420 transfers. If we are successful in obtaining the legislative changes, we believe that a majority of our funding requirements for formerly represented retirees could be addressed through Section 420 transfers based on current actuarial assumptions. However, no assurances can be given that we will be successful in these efforts or that other legislative changes will not be adopted that will adversely affect the amount of pension plan assets that would be available for Section 420 transfers.

If the legislative changes that we are seeking are not obtained by September 1, 2006, our obligation to fund a $400 million trust for represented retiree health care by 2012 will terminate, and we can change the level of the subsidy for represented retiree health care at our sole discretion beginning January 1, 2007, subject to the maintenance of cost requirements that expire on September 30, 2007.

Our expected cash requirements for funding retiree health care benefits and other postretirement benefits are expected to be $254 million during fiscal 2006. These cash requirements are expected to increase to $431 million, $526 million, $502 million and $474 million during the next four consecutive fiscal years due to the depletion of plan assets held in trusts. These amounts exclude potential Section 420 transfers, but include the expected annual Medicare Part D subsidies of approximately $50 million in fiscal 2007 and $80 million annually thereafter. These expected funding requirements are subject to change.

We have effective shelf registration statements with the SEC for the issuance of up to approximately $1.9 billion of securities, including shares of common stock and preferred stock, debt securities, warrants, stock purchase contracts and stock purchase units.

Contractual Obligations and Other Commercial Commitments and Contingencies

Our contractual obligations as defined by the SEC's rules and regulations are presented in the table below. However, our expected cash flow cannot be entirely assessed based on such obligations since they are subject to changes based on future events. Many of our outsourced manufacturing agreements are linked to future sales forecasts and will vary based on customer demands. Furthermore, we have other cash requirements that are not included in the table. These requirements are related to our normal operations that are not based on "commitments", such as purchases of services on an "as needed" basis, employee compensation, and other items. The most significant factor affecting our future cash flows is our ability to earn and collect cash from our customers.

Contractual obligations

	Payments due during the years ending September 30,				
(in millions)	Total	2006	2007 and 2008	2009 and 2010	2011 and thereafter
Long-term debt (a)	$ 5,464	$ 368	$ 501	$ 202	$ 4,393
Interest on long-term debt (a)	3,928	317	541	478	2,592
Operating leases (b)	868	156	215	152	345
Unconditional purchase obligations (c)	662	615	39	8	-
Total (d) (e)	$10,922	$1,456	$1,296	$ 840	$ 7,330

(a) The long-term debt principal amounts exclude $30 million of fair value basis adjustments and unamortized discounts. Refer to Note 8 to our consolidated financial statements for additional information related to long-term debt and convertible securities, including early redemption features.

(b) The contractual obligations under operating leases exclude approximately $192 million of potential lease obligations that were assigned to Avaya, Agere and other entities for which we remain secondarily liable. The operating lease obligations for facilities reserved under our restructuring program of approximately $215 million are included in the table.

(c) Unconditional purchase obligations include all commitments to purchase goods or services that are noncancelable or would impose a penalty if the agreements were cancelled prior to expiration. In these situations, the amount of the penalty was included in the "2006" column in the table above. Amounts exclude obligations included in accounts payable as of September 30, 2005.

(d) Certain other long-term liabilities of $878 million are excluded in the above table because they do not represent contractual obligations as defined by the SEC's rules. These liabilities are primarily contingencies related to tax, litigation and insurance matters, long-term employee compensation and non-cash items, such as minority interests and deferred income. The estimated future cash payments for these items are expected to be $317 million during fiscal years 2007 through 2008, $115 million during fiscal years 2009 through 2010, and $126 million during 2011 and thereafter. Other long-term liabilities related to facility reserves in connection with our restructuring plans are included in the operating leases caption.

(e) Obligations related to pensions, postretirement health and welfare benefits and post-employment benefit obligations are excluded from the table. Refer to Note 9 to our consolidated financial statements and the above discussion for a summary of our expected contributions to these plans.

Other commercial commitments

(in millions)	Total	2006	2007 and 2008	2009 and 2010	2011 and thereafter
	Amounts expiring during the years ending September 30,				
Letters of credit (a)	$ 269	$ 231	$ 23	$ -	$ 15
Undrawn customer commitments	6	-	-	6	-
Total	$ 275	$ 231	$ 23	$ 6	$ 15

(a) Refer to Note 12 to our consolidated financial statements for further information.

Customer Financing Commitments

We may provide or commit to additional customer financings on a limited basis. We are focusing on the larger service providers that typically have less demand for such financing. We carefully review requests for customer financing on a case-by-case basis. Such reviews assess the credit quality of the individual borrowers, their respective business plans and market conditions. We also assess our ability to sell or transfer the undrawn commitments and drawn borrowings to unrelated third parties. Our net exposure for customer financing commitments was not material as of September 30, 2005. Refer to Note 12 of our consolidated financial statements for additional information.

Credit Ratings

Our credit ratings are below investment grade. Any credit downgrade affects our ability to enter into and maintain certain contracts on favorable terms and increases our cost of borrowing. Our credit ratings as of December 14, 2005, are as follows:

Rating Agency	Long-term debt	8.00% convertible securities	Liability to subsidiary trust issuing preferred securities	Last change
Standard & Poor's (a)	B	CCC+	CCC	Upgraded March 10, 2004
Moody's (a)	B1	B3	B3	Upgraded May 16, 2005
Fitch (b)	BB-	B	B	Upgraded October 26, 2005

(a) Ratings outlook is positive.
(b) Rating outlook is stable.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in foreign currency exchange rates, interest rates and equity prices. We manage our exposure to risk from changing exchange rates and interest rates through the use of derivative financial instruments, coupled with other strategies. Our risk management objective is to minimize the effects of volatility on our cash flows by identifying the assets, liabilities or forecasted transactions exposed to these risks and hedging them. Hedges may be achieved either by forward or option contracts, by swap derivatives or by terms embedded into certain contracts that affect the ultimate amount of cash flows under the contract. The gains and losses on these exposures are generally offset by reciprocal changes in the value of the hedging instruments when used because there is a high correlation between the hedging instruments and the underlying exposures. We use derivative financial instruments as risk management tools and not for trading or speculative purposes. Generally, price risk on equity holdings is not hedged.

Foreign Currency Risk

As a multinational company, we conduct our business in a wide variety of currencies and are therefore subject to market risk for changes in foreign exchange rates. We use foreign exchange forward and option contracts to minimize exposure to the risk of the eventual net cash inflows and outflows resulting from foreign currency denominated transactions with customers, suppliers and non-U.S. subsidiaries. Our objective is to hedge all types of foreign currency risk to preserve our cash flows, but we generally do not expect to designate these derivative instruments as hedges under current accounting standards unless the benefits of doing so are material. Cash inflows and outflows denominated in the same foreign currency are netted on a legal entity basis or at the corporate level. The corresponding net cash flow exposure is appropriately hedged. To the extent that the forecasted cash flow exposures are overstated or understated or if there is a shift in the timing of the anticipated cash flows during periods of currency volatility, we may experience unanticipated currency gains or losses. We do not hedge our net investment in non-U.S. entities because we view those investments as long-term in nature.

Our primary net foreign currency exposures included the euro, Brazilian real, Japanese yen, Mexican peso and Chinese yuan. The fair value of foreign exchange contracts is subject to changes in foreign currency exchange rates.

We use the Monte Carlo simulation model to calculate VAR. This model estimates the potential loss in fair value of foreign currency forwards and options over a defined period of time within a certain confidence level by randomly generating different foreign currency exchange rates repeatedly and then applying those exchange rates to our outstanding forwards and options. As a result of our foreign currency VAR calculations, we estimated with 95 percent confidence that the fair value of our foreign currency derivatives would not decline by more than $9 million and $12 million over a quarterly period during fiscal 2005 and 2004, respectively. Consistent with the nature of the economic hedge, any changes in the value of the forwards and options would be offset by reciprocal changes in the underlying exposure.

Interest Rate Risk

We are exposed to various forms of interest rate risk. Refer to Note 12 to our consolidated financial statements for further information related to interest rate risk.

The impacts of a sensitivity analysis we performed under a model that assumes a hypothetical 100 basis point increase in interest rates are as follows:

(in millions)	Fair value as of September 30, 2005	Hypothetical decrease in fair value as of September 30, 2005	Fair value as of September 30, 2004	Hypothetical decrease in fair value as of September 30, 2004
Assets:				
Short-term marketable securities	$ 357	$ 2	$ 858	$ 4
Long-term marketable securities	2,163	34	636	12
Interest rate swaps	-	-	12	8
Liabilities:				
Debt maturing within one year	372	3	1	-
Long-term debt (including liability to subsidiary trust issuing preferred securities)	5,144	303	6,325	424
Interest rate swaps	5	7	-	-

Our sensitivity analysis excludes customer finance notes because a significant portion of the principal balances and related receivables for accrued interest are fully-reserved.

Equity Price Risk

Our investment portfolio includes equity investments in publicly held companies that are classified as available-for-sale and other strategic equity holdings in privately held companies and venture funds. These securities are exposed to price fluctuations and are generally concentrated in high-technology industries. The carrying values of our available-for-sale equity securities and privately held securities were $2 million and $63 million, respectively, as of September 30, 2005.

We generally do not hedge our equity price risk due to hedging restrictions imposed by the issuers, illiquid capital markets or our inability to hedge non-marketable equity securities in privately held companies. An adverse movement in equity prices on our available-for-sale equity securities would not have a material impact due to their immaterial carrying values as of September 30, 2005 and 2004. The impact of an adverse movement in equity prices on our holdings in privately held companies cannot be easily quantified, as our ability to realize returns on investments depends on the enterprises' ability to raise additional capital or derive cash inflows from continuing operations or through liquidity events such as initial public offerings, mergers or private sales.

The process of determining the fair values of our privately held equity investments inherently requires certain assumptions and subjective judgments. These valuation assumptions and judgments include consideration of: (1) the investee's earnings and cash flow position, cash flow projections, and rate of cash consumption; (2) recent rounds of equity infusions by us and other investors; (3) the strength of the enterprise's management; and (4) valuation data provided by the enterprise that may be compared with data for peers. Investment impairment charges were $20 million, $22 million and $63 million during fiscal 2005, 2004 and 2003, respectively. Similar charges may be required in the future if declines in the fair value of investments are determined to be other-than-temporary.

We entered into prepaid forward sales agreements for all of our Corning shares received as proceeds from the sale of certain optical fiber operations during fiscal 2003. As a result, we received proceeds of $113 million and locked in $64 million of unrealized appreciation. This gain was recognized during fiscal 2004.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

	Years ended September 30,				
	2005	2004	2003	2002	2001
RESULTS OF OPERATIONS					
Revenues	$ 9,441	$ 9,045	$ 8,470	$ 12,321	$ 21,294
Business restructuring	(10)	(20)	(184)	1,490	7,567
Goodwill impairment	-	-	35	826	3,849
Income taxes	(151)	(939)	(233)	4,757	(5,734)
Income (loss) from continuing operations	1,185	2,002	(770)	(11,826)	(14,170)
Earnings (loss) per common share from continuing operations:					
Basic	0.27	0.47	(0.29)	(3.51)	(4.18)
Diluted	0.24	0.42	(0.29)	(3.51)	(4.18)
Dividends per common share	-	-	-	-	0.06
FINANCIAL POSITION					
Cash, cash equivalents and marketable securities	$ 4,930	$ 4,873	$ 4,507	$ 4,420	$ 2,390
Assets	16,400	16,963	15,911	17,791	33,664
Debt	5,434	5,990	5,980	5,106	4,409
Liabilities	16,025	18,342	19,282	20,845	20,807
8.00% redeemable convertible preferred stock	-	-	868	1,680	1,834
Shareowners' equity (deficit)	375	(1,379)	(4,239)	(4,734)	11,023

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2005. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework.

Based on this assessment, management concluded that, as of September 30, 2005, the Company's internal control over financial reporting is effective based on those criteria.

Our assessment of the effectiveness of the Company's internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included herein. This report appears on page F-37.

Patricia F. Russo
Chairman and Chief Executive Officer

Frank A. D'Amelio
Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareowners of
LUCENT TECHNOLOGIES INC.:

We have completed an integrated audit of Lucent Technologies Inc.'s 2005 consolidated financial statements and of its internal control over financial reporting as of September 30, 2005 and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareowners' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Lucent Technologies Inc. and its subsidiaries at September 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the Report on Internal Control Over Financial Reporting appearing on page F-36 of the 2005 Annual Report to Shareowners, that the Company maintained effective internal control over financial reporting as of September 30, 2005 based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2005, based on criteria established in *Internal Control-Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Florham Park, New Jersey
December 14, 2005

LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share amounts)

	Years ended September 30, 2005	2004	2003
Revenues:			
Products	$ 7,312	$ 7,113	$ 6,630
Services	2,129	1,932	1,840
Total revenues	9,441	9,045	8,470
Costs:			
Products	3,760	3,824	4,329
Services	1,557	1,442	1,489
Total costs	5,317	5,266	5,818
Gross margin	4,124	3,779	2,652
Operating expenses:			
Selling, general and administrative	1,696	1,296	1,509
Research and development	1,177	1,270	1,488
In-process research and development	-	14	-
Goodwill impairment	-	-	35
Business restructuring	(10)	(20)	(158)
Total operating expenses	2,863	2,560	2,874
Operating income (loss)	1,261	1,219	(222)
Other income (expense), net	114	240	(428)
Interest expense	341	396	353
Income (loss) before income taxes	1,034	1,063	(1,003)
Income tax benefit	(151)	(939)	(233)
Net income (loss)	1,185	2,002	(770)
Conversion and redemption cost – 8% preferred stock	-	(1)	(287)
Preferred stock dividends and accretion	-	12	(103)
Net income (loss) applicable to common shareowners	$ 1,185	$ 2,013	$ (1,160)
Net income (loss) per share applicable to common shareowners:			
Basic	$ 0.27	$ 0.47	$ (0.29)
Diluted	$ 0.24	$ 0.42	$ (0.29)
Weighted average number of common shares outstanding:			
Basic	4,426	4,258	3,950
Diluted	5,218	5,313	3,950

See Notes to Consolidated Financial Statements.

LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions, except per share amounts)

	September 30, 2005	September 30, 2004
ASSETS		
Cash and cash equivalents	$ 2,410	$ 3,379
Marketable securities	357	858
Receivables, net	1,395	1,359
Inventories	731	822
Other current assets	690	1,813
Total current assets	5,583	8,231
Marketable securities	2,163	636
Property, plant and equipment, net	1,295	1,376
Prepaid pension costs	6,010	5,358
Goodwill and other acquired intangibles, net	419	434
Other assets	930	928
Total assets	$ 16,400	$ 16,963
LIABILITIES		
Accounts payable	$ 769	$ 872
Payroll and benefit-related liabilities	1,095	1,232
Debt maturing within one year	368	1
Other current liabilities	1,588	2,361
Total current liabilities	3,820	4,466
Postretirement and postemployment benefit liabilities	4,751	4,881
Pension liabilities	1,423	1,874
Long-term debt	5,066	5,989
Other liabilities	965	1,132
Total liabilities	16,025	18,342
Commitments and contingencies		
SHAREOWNERS' EQUITY (DEFICIT)		
Preferred stock—par value $1.00 per share; authorized shares: 250; issued and outstanding: none	-	-
Common stock—par value $.01 per share; Authorized shares: 10,000; 4,457 issued and 4,447 outstanding shares as of September 30, 2005, and 4,396 issued and 4,395 outstanding shares as of September 30, 2004	45	44
Additional paid-in capital	23,513	23,005
Accumulated deficit	(19,608)	(20,793)
Accumulated other comprehensive loss	(3,575)	(3,635)
Total shareowners' equity (deficit)	375	(1,379)
Total liabilities and shareowners' equity (deficit)	$ 16,400	$ 16,963

See Notes to Consolidated Financial Statements.

LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREOWNERS' EQUITY (DEFICIT)
(in millions)

	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareowners' Equity (Deficit)
Balance as of September 30, 2002	3,490	$ 35	$ 20,606	$ (22,025)	$ (3,350)	$ (4,734
Net loss				(770)		(770
Minimum pension liability adjustment					(594)	(594
Foreign currency translation adjustment					135	135
Unrealized holding gains on certain investments					71	71
Comprehensive loss						(1,158
Issuance of common stock in connection with the exchange of convertible securities and certain other debt obligations	563	6	1,430			1,436
Conversion costs in connection with the exchange of 7.75% trust preferred securities			129			129
Issuance of common stock in connection with the payment of preferred stock dividend	46	1	85			86
Issuance of common stock in connection with contribution to Lucent Technologies Inc. Represented Employees Post-retirement Health Benefits Trust	46		76			76
Issuance of common stock related to employee benefit plans	24		51			51
Preferred stock dividends and accretion			(103)			(103
Other			(22)			(22
Balance as of September 30, 2003	4,169	42	22,252	(22,795)	(3,738)	(4,239)
Net income				2,002		2,002
Minimum pension liability adjustment					150	150
Reclassification adjustment for realized gains on investments					(75)	(75)
Foreign currency translation adjustments					34	34
Unrealized holding losses on investments					(6)	(6)
Comprehensive income						2,105
Issuance of common stock in connection with the exchange of certain debt obligations	22		92			92
Issuance of common stock related to employee benefit plans	93	1	291			292
Issuance of common stock in connection with settlement of shareowner lawsuits	33		105			105
Issuance of common stock related to Telica acquisition	78	1	253			254
Preferred stock dividends and accretion			12			12
Balance as of September 30, 2004	4,395	44	23,005	(20,793)	(3,635)	(1,379
Net income				1,185		1,185
Minimum pension liability adjustment					46	46
Foreign currency translation adjustments					27	27
Unrealized holding losses on investments					(13)	(13
Comprehensive income						1,245
Issuance of warrants to purchase common stock in connection with settlement of shareowner lawsuits			323			323
Issuance of common stock related to employee benefit plans	48	1	143			144
Issuance of common stock related to Telica acquisition	3		8			8
Other	1		34			34
Balance as of September 30, 2005	4,447	$ 45	$ 23,513	$ (19,608)	$ (3,575)	$ 375

See Notes to Consolidated Financial Statements.

LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years ended September 30,		
	2005	2004	2003
Operating activities:			
Net income (loss)	$ 1,185	$ 2,002	$ (770)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Non-cash portion of business restructuring	-	1	(205)
Depreciation and amortization	599	693	978
Recovery of bad debts and customer financings	(69)	(230)	(223)
Deferred income taxes	(84)	(19)	-
Pension credit	(973)	(1,111)	(1,018)
Other adjustments for non-cash items	166	79	672
Changes in operating assets and liabilities:			
Receivables	42	200	205
Inventories and contracts in process	50	(59)	747
Accounts payable	(160)	(203)	(257)
Deferred revenue	(65)	80	(146)
Other operating assets and liabilities	26	(799)	(931)
Net cash provided by (used in) operating activities	717	634	(948)
Investing activities:			
Capital expenditures	(221)	(157)	(291)
Purchases of marketable securities	(4,950)	(2,091)	(684)
Maturities of marketable securities	939	918	1,529
Sales of marketable securities	2,966	352	-
Proceeds from the sale or disposal of property, plant and equipment	2	63	158
Other investing activities	(4)	46	46
Net cash (used in) provided by investing activities	(1,268)	(869)	758
Financing activities:			
Issuance of convertible senior debt	-	-	1,631
Net proceeds of other short-term borrowings	-	2	46
Repayments of long-term debt	(547)	(479)	(535)
Issuance of common stock	126	276	38
Redemptions of preferred stock	-	(21)	(69)
Other financing activities	-	(17)	(60)
Net cash (used in) provided by financing activities	(421)	(239)	1,051
Effect of exchange rate changes on cash and cash equivalents	3	32	66
Net (decrease) increase in cash and cash equivalents	(969)	(442)	927
Cash and cash equivalents at beginning of year	3,379	3,821	2,894
Cash and cash equivalents at end of year	$ 2,410	$ 3,379	$ 3,821
Income tax refunds, net	$ 755	$ 52	$ 109
Interest payments	$ 341	$ 371	$ 336

See Notes to Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include all majority-owned subsidiaries over which we exercise control. Investments where we exercise significant influence but do not control (generally a 20% to 50% ownership interest), are accounted for under the equity method of accounting. All material intercompany transactions and balances have been eliminated.

Use of Estimates

We are required to make estimates and assumptions that affect amounts reported in the financial statements and footnotes. Actual results could be different from estimated amounts. We believe that the more important estimates and related assumptions that affect our financial condition and results of operations are in the areas of revenue recognition, pension and postretirement benefits, income taxes, legal contingencies, intangible assets, receivables and customer financing, inventories, business restructuring and warranty. Estimates and assumptions are periodically reviewed, and the effects of any material revisions are reflected in the period that they are determined to be necessary.

Foreign Currency Translation and Transactions

Results of operations and cash flows are translated at average exchange rates and assets and liabilities are translated at end-of-period exchange rates for operations outside the United States that prepare financial statements in currencies other than the U.S. dollar. Translation adjustments are included as a separate component of accumulated other comprehensive loss in shareowners' equity (deficit). Gains and losses from foreign currency transactions are reflected in other income (expense), net.

Revenue Recognition

Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred, the amount is fixed or determinable, and collection of the resulting receivable is probable.

Most of our sales are generated from complex contractual arrangements that require significant revenue recognition judgments, particularly in the areas of multiple-element arrangements, the application of software revenue recognition rules, contract accounting and the assessment of collectibility.

Revenues from contracts with multiple-element arrangements, such as those including products with installation and integration services, are recognized as the revenue for each unit of accounting is earned based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market-based prices. A delivered element is considered a separate unit of accounting if it has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of undelivered elements in the arrangement, and delivery or performance of undelivered elements is considered probable and substantially under our control. Revenue is generally recognized when title passes to the customer, which usually is upon delivery of the equipment, provided our installation requirements are expected to be completed within 90 days from equipment delivery and all other revenue recognition criteria are met. Revenue is generally recognized for products sold through multiple distribution channels when the reseller or distributor sells the product to the end user. Services revenue is generally recognized at the time of performance.

Software revenue recognition rules are applied when software is sold on a standalone basis, or when software is embedded with our hardware and the software is considered more than incidental. Software is determined to be more than incidental when it is apparent that it is a significant factor in the customer's purchasing decision, such as when a transaction also includes software upgrades or enhancements. In multiple-element arrangements, where software is considered more than incidental, fair value of an undelivered element is determined using vendor-specific objective evidence (VSOE). If VSOE cannot be determined or any undelivered element is essential to the functionality of the delivered element, revenue is deferred until such criteria are met or until the last element is delivered.

The percentage-of-completion method of accounting is used for sales generated from certain contracts, primarily those related to customized network solutions and network build-outs with durations of at least six months. The units-of-delivery method or units-of-work-performed method is used to measure progress on each contract. Revenue and cost estimates are revised periodically based on changes in circumstances. Any expected losses on contracts are recognized immediately upon contract signing or as soon thereafter as identified.

The assessment of collectibility is critical in determining whether revenue should be recognized. As part of the revenue recognition process, we determine whether trade and notes receivables are reasonably assured of collection based on various factors. Revenue and related costs are deferred if we are uncertain as to whether the receivable can be collected or sold. Revenue is deferred but costs are recognized when we determine that the collection or sale of the receivable is unlikely.

Research and Development and Software Development Costs

Research and development costs are charged to expense as incurred. However, the direct labor and related overhead costs incurred for the development of computer software that will be sold ("marketed software") are capitalized when technological feasibility is established. Technological feasibility is established upon completion of all of the planning, designing, coding and testing activities that are necessary in order to establish that the product can be produced to meet its design specifications, including functions, features and technical performance requirements. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies.

Capitalization ceases and amortization of marketed software development costs begins when the product is available for general release to customers. Amortization is recognized as costs included in our gross margin on a product-by-product basis, generally using the straight-line method over a 12- to 18-month period. Unamortized marketed software development costs determined to be in excess of the net realizable value of the product are charged to research and development expense, if such a determination is made prior to the general release to the customer, or to costs thereafter.

Internal Use Software

Direct labor and related overhead costs incurred during the application development stage for developing, purchasing or otherwise acquiring software for internal use are capitalized. These costs are amortized over the estimated useful lives of the software, generally three years. Costs incurred during the preliminary project stage are expensed as incurred.

Stock-Based Compensation

We follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", for our stock-based compensation plans and do not recognize expense for stock option grants if the exercise price is at least equal to the market value of the common stock at the date of grant. Stock-based compensation expense reflected in net income (loss), as reported, includes expense for restricted stock unit awards and option modifications, as well as the amortization of certain acquisition-related deferred compensation expense.

In accordance with Statement of Financial Accounting Standards (SFAS) 123, "Accounting for Stock-Based Compensation", as amended by SFAS 148, the following table summarizes the pro forma effect of stock-based compensation as if the fair value method of accounting for stock options had been applied in measuring compensation cost. No tax benefits were attributed to the stock-based employee compensation expense because a valuation allowance was maintained on substantially all of our net deferred tax assets.

	Years ended September 30,		
(in millions, except per share amounts)	2005	2004	2003
Net income (loss), as reported	$ 1,185	$ 2,002	$ (770)
Add: Stock-based employee compensation expense included in net income (loss), as reported	35	16	17
Deduct: Total stock-based employee compensation expense determined under the fair value based method	(267)	(338)	(285)
Pro forma net income (loss)	$ 953	$ 1,680	$ (1,038)
Income (loss) per share applicable to common shareowners:			
Basic – as reported	$ 0.27	$ 0.47	$ (0.29)
Diluted – as reported	0.24	0.42	(0.29)
Basic – pro forma	0.22	0.40	(0.36)
Diluted – pro forma	0.20	0.36	(0.36)

During December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, "Share-Based Payment," requiring all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the consolidated financial statements based on their fair values. The SEC has specified that this standard is effective for annual periods beginning after June 15, 2005, (our first quarter of fiscal 2006) and includes two transition methods. We will use the modified prospective method upon adoption and therefore will not restate our prior-period results. Under the modified prospective method, awards that are granted, modified, or settled after the date of adoption should be measured and accounted for in accordance with SFAS 123R. Unvested equity-classified awards that were granted prior to the effective date should continue to be accounted for in accordance with SFAS 123 except that amounts must be recognized in the income statement. The unrecognized compensation expense associated with unvested stock options was approximately $100 million as of September 30, 2005, which will be amortized over a weighted average period of approximately 1.5 years. Our fiscal 2006 results are expected to include approximately $100 million of additional compensation expense as a result of the adoption of SFAS 123R. Future compensation expense will be impacted by various factors, including the number of awards granted and their related fair value at the date of grant.

The fair value of stock options used to compute the pro forma disclosures is estimated using the Black-Scholes option-pricing model. This model requires the input of subjective assumptions, including the expected price volatility of the underlying stock. Projected data related to the expected volatility and expected life of stock options is based upon historical and other information. Changes in these subjective assumptions can materially affect the fair value estimates. The following table summarizes the assumptions used to compute the weighted average fair value of stock option grants.

	2005	2004	2003
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	82.0%	90.2%	95.1%
Risk-free interest rate	3.5%	2.6%	2.2%
Expected holding period (in years)	3.8	3.2	3.0
Weighted average fair value of options granted	$ 2.34	$ 1.83	$ 0.87

Refer to Note 10 for further information regarding our stock-based compensation plans.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered cash equivalents. These primarily consist of money market funds and, to a lesser extent, time deposits and commercial paper. Cash held as collateral or escrowed for contingent liabilities is included in other current and non-current assets based on the expected release of the underlying obligation.

Marketable Securities

Our marketable securities consist of debt securities that are designated as available-for-sale and recorded at fair value. Unrealized holding gains or losses are reported as a component of accumulated other comprehensive loss. Realized gains or losses resulting from the sale of these securities are determined based on the specific identification of the securities sold. Marketable securities with original maturities greater than three months and less than one year are classified as short-term; otherwise they are classified as long-term.

An impairment charge is recognized when the decline in the fair value of a security below the amortized cost basis is determined to be other-than-temporary. We consider various factors in determining whether to recognize an impairment charge, including the duration and severity of any decline in fair value below our amortized cost basis, any adverse changes in the financial condition of the issuers' and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Inventories

Inventories are stated at the lower of cost (which approximates cost determined on a first-in, first-out basis) or market. Excess and obsolete inventory reserves are generally determined by future demand forecasts.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is determined using accelerated and straight-line methods over the estimated useful lives of the various asset classes. Useful lives for buildings and building improvements, furniture and fixtures, and machinery and equipment principally range from five to fifty years, five to ten years and two to ten years, respectively.

Acquisition costs and substantial improvements to property, plant and equipment are capitalized. The cost of normal maintenance and repairs are expensed as incurred.

Goodwill and Other Acquired Intangible Assets

Goodwill is tested for impairment in the fourth quarter of each fiscal year or more often if an event or circumstances indicate that an impairment loss has been incurred. An impairment charge is recognized if a reporting unit's goodwill carrying amount exceeds its implied fair value. Other acquired intangible assets are amortized on a straight-line basis over the periods benefited, primarily over four years. The following table summarizes the changes in the carrying value of goodwill and other acquired intangible assets.

(in millions)	Goodwill INS	Mobility	Services	Total	Other acquired intangible assets
As of September 30, 2003	$ 131	$ 16	$ 38	$ 185	$ 3
Acquisition/contingencies	127	11	53	191	60
Impairment/amortization	-	-	-	-	(3)
Other	(1)	(2)	-	(3)	1
As of September 30, 2004	257	25	91	373	61
Amortization	-	-	-	-	(16)
Reclassification/other	(7)	7	1	1	-
As of September 30, 2005	$ 250	$ 32	$ 92	$ 374	$ 45

Other acquired intangible assets were net of accumulated amortization of $64 million and $48 million as of September 30, 2005 and 2004, respectively.

The following table summarizes the estimated future amortization expense of other acquired intangible assets.

(in millions) Fiscal Year:	Amount
2006	$ 16
2007	15
2008	14
Total	$ 45

Impairment of Other Long-Lived Assets

Other long-lived assets, including property, plant and equipment, capitalized software and other acquired intangible assets are reviewed for impairment whenever events such as product discontinuances, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from the asset's use and eventual disposition. An impairment loss is measured as the amount by which the carrying amount exceeds its fair value, which is typically calculated using discounted expected future cash flows. The discount rate applied to these cash flows is based on our weighted average cost of capital, which represents the blended after-tax costs of debt and equity.

Reclassifications

Certain amounts have been reclassified to conform to our current period presentation.

2. BUSINESS RESTRUCTURING

During fiscal 2001, we committed to and began implementing a restructuring program to realign resources to focus on the large telecommunications service provider market. We assessed our product portfolio and associated R&D and then streamlined the rest of our operations to support those reassessments. We eliminated some marginally profitable or non-strategic product lines, merged certain technology platforms, consolidated development activities, eliminated management positions and many duplications in marketing functions and programs, centralized our sales support functions, and sold or leased certain of our manufacturing facilities and made greater use of contract manufacturers. We sold or disposed of the assets related to the eliminated product lines, closed facilities and reduced the employee workforce on a global basis. The net business restructuring charges were $2.3 billion and $11.4 billion during fiscal 2002 and 2001, respectively.

We have completed the restructuring actions but continue to evaluate the remaining restructuring reserves at the end of each reporting period. Most of the remaining reserve requirements are related to leases on exited facilities as of September 30, 2005. Additional charges or reversals may be required if the expected amount of sublease rental income changes in the future or if other circumstances change.

All reportable segments, sales and marketing, and general corporate functions participated in these actions, however the initial charges or subsequent revisions to the reserves were excluded from their results and were reported separately. The following table summarizes the net charges or reversals under our restructuring program.

(in millions)	Years ended September 30, 2005	2004	2003
Restructuring costs	$ (10)	$ (20)	$ (64)
Asset write-downs	-	1	(120)
Business dispositions	-	(1)	-
Impairment of goodwill and other acquired intangible assets	-	-	35
Net reversals	$ (10)	$ (20)	$ (149)
Reflected in:			
Costs	$ -	$ -	$ (26)
Operating expenses	(10)	(20)	(158)
Impairment of goodwill	-	-	35
Net reversals	$ (10)	$ (20)	$ (149)

Restructuring Costs

The following table summarizes the components of restructuring costs and related reserve activity.

(in millions)	Employee separations	Contract settlements	Facility closings	Other	Total
Restructuring reserve as of September 30, 2002	$ 367	$ 150	$ 483	$ 69	$ 1,069
Charges related to current year plans	18	17	-	1	36
Charges related to prior year plans	163	27	54	5	249
Reversals related to prior year plans	(228)	(60)	(37)	(24)	(349)
Total restructuring costs for fiscal 2003	(47)	(16)	17	(18)	(64)
Utilization of reserves	(258)	(100)	(133)	(47)	(538)
Restructuring reserve as of September 30, 2003	62	34	367	4	467
Charges related to prior year plans	-	-	44	-	44
Reversals related to prior year plans	(14)	(15)	(32)	(3)	(64)
Total restructuring costs for fiscal 2004	(14)	(15)	12	(3)	(20)
Utilization of reserves	(38)	(11)	(177)	(1)	(227)
Restructuring reserve as of September 30, 2004	10	8	202	-	220
Charges related to prior year plans	1	-	16	-	17
Reversals related to prior year plans	(6)	(2)	(19)	-	(27)
Total restructuring costs for fiscal 2005	(5)	(2)	(3)	-	(10)
Utilization of reserves	(4)	(5)	(54)	-	(63)
Restructuring reserve as of September 30, 2005	$ 1	$ 1	$ 145	$ -	$ 147

Employee Separations

There were approximately 53,600 employee separations associated with employee separation charges from fiscal 2001 through fiscal 2003. Substantially all of the employee separations were completed as of September 30, 2003.

The fiscal 2003 charges for new plans were for approximately 200 employee separations associated with the discontinuance of the TMX Multi-Service Switching and Spring Tide product lines in the INS segment.

The fiscal 2005, 2004 and 2003 revisions to prior-year plans were due to actual termination benefits and curtailment costs being lower than the estimated amounts as a result of certain differences in assumed demographics, including the age, service lives and salaries of the separated employees. Fiscal 2003 also included a reversal of approximately 900 employee separations due to higher than expected attrition rates. Components of the fiscal 2003 net reversal included non-cash reversals for pension and postretirement termination benefits to certain former U.S. employees funded through our pension assets, as well as pension, postretirement and postemployment benefit curtailments.

Contract Settlements

Contract settlement charges were primarily incurred for settlements of purchase commitments with suppliers and contract renegotiations or cancellations of contracts with customers, all of which resulted from the discontinuance of various product lines. Revisions to prior year plans were due primarily to the negotiated settlement of obligations and commitments for amounts lower than originally estimated.

Facility Closings

The planned exit of certain owned and leased facilities consisting of approximately 15.9 million square feet were included in the restructuring program. All of these sites were exited as of September 30, 2003. Charges were recognized for the expected remaining future cash outlays associated with trailing lease liabilities, lease termination payments and expected restoration costs in connection with the plans. The trailing lease liabilities were reduced by expected sublease rental income.

Revisions to prior-year plans were due to the impact of changes in estimated facility closing costs, including additional space consolidation, expected sublease rental income on certain properties resulting from changes in the commercial real estate market and early termination of certain lease obligations.

The facility closings charges, since the inception of our plan, were net of expected sublease rental income of $377 million. This expected sublease rental income was subsequently reduced by $226 million, including $3 million, $105 million and $55 million during fiscal 2005, 2004 and 2003, respectively. The remaining reserve as of September 30, 2005 of $145 million is expected to be paid over the remaining lease terms ranging from several months to over 10 years, and is reflected net of expected sublease income of $125 million. We have received commitments for approximately $36 million of this expected sublease rental income as of September 30, 2005. Additional charges may be required in the future if the expected sublease income is not realized.

Utilization of Business Restructuring Reserves

(in millions)	Years ended September 30, 2005	2004	2003
Cash payments	$ (69)	$ (227)	$ (629)
Net pension and postretirement termination benefits to certain former U.S. employees to be funded through our pension assets	-	-	33
Net pension and postretirement benefit curtailments	-	-	44
Net postemployment benefit curtailments	-	-	41
Other	6	-	(27)
Utilization of reserves	$ (63)	$ (227)	$ (538)

Asset Write-downs

The following table summarizes the components of asset write-downs.

(in millions)	Inventory	Property, plant and equipment	Other	Total
Charges related to current-year plans	$ 3	$ 2	$ -	$ 5
Charges related to prior-year plans	26	24	-	50
Reversals related to prior-year plans	(55)	(113)	(7)	(175)
Fiscal 2003 asset write-downs	$ (26)	$ (87)	$ (7)	$ (120)
Fiscal 2004 asset write-downs	$ -	$ -	$ 1	$ 1

Significant asset write-downs were required as a result of our restructuring actions, including the elimination of product lines, the sale or lease of certain manufacturing operations, the exit of certain facilities and the elimination of certain management positions. The realization of each asset affected by the restructuring actions was assessed and written down to a new cost basis if required, based on estimated future cash flows.

Inventory charges included an estimate of amounts related to products rationalized or discontinued that were not required to fulfill existing customer obligations. Additional inventory charges or reserve reductions were recognized if the fulfillment of those customer obligations was different from amounts estimated. In addition, reversals related to property, plant and equipment were recognized due to changes in the original plans for certain owned facility closings.

Impairment of Goodwill and Other Acquired Intangible Assets

Business decisions during fiscal 2003 to partner with other suppliers to use their products in our sales offerings prompted an assessment of the recoverability of certain goodwill associated with the multi-service switching reporting unit within the INS segment. The reporting unit's fair value was determined using projected cash flows over a seven-year period, discounted at 15% after considering terminal value and related cash flows associated with service revenues. The excess of the goodwill's carrying value over its implied fair value was recognized as an impairment charge in the amount of $35 million.

3. BUSINESS ACQUISITIONS

On August 20, 2004, we acquired 100 percent of the outstanding equity of Telica. Telica provides voice over Internet Protocol (VoIP) communications switching equipment that enables service providers to deliver enhanced and traditional voice services over Internet protocol and legacy networks. The operating results of Telica were included in our consolidated results since the date of acquisition. Pro forma results were not presented because the effect of the acquisition was not material.

The aggregate purchase price of $262 million included approximately 80 million shares of our common stock, valued at $258 million, and options to purchase shares of our common stock. The value of the common shares was determined based on the average market price of our common shares over the two-day period before and after the date of the acquisition agreement. The purchase price included $9 million that was recognized as a current liability because certain Telica shares were not presented for exchange as of September 30, 2004. These shares were tendered in fiscal 2005. An additional nine million shares of our common stock, valued at $29 million, are held in an escrow account for potential general indemnification matters through February 2006. Goodwill will be increased if these common shares are released from escrow.

In addition to the consideration referenced above, a $7 million cash bonus was paid to Telica's employees. An additional $7 million cash bonus will be provided to employees if certain product development milestones are achieved during the next two years. We have begun to accrue this cost over the milestone period because we expect that the milestones will be achieved.

The purchase price in excess of the estimated fair value of tangible assets acquired was allocated to goodwill ($178 million), identifiable intangible assets ($60 million) and in-process research and development (IPR&D) ($14 million). The identifiable intangible assets were attributed to developed technology that is amortized over its expected useful life of four years. IPR&D represents technology that has not reached technological feasibility and has no alternative future use. The value allocated to IPR&D was determined using an income approach that included an excess earnings analysis reflecting the appropriate cost of capital for each project. These estimated future cash flows considered estimates of revenue, gross margin, operating expenses and income taxes and were consistent with historical pricing, cost and expense levels for similar products. A 33% discount rate was utilized to discount the cash flows based on consideration of our weighted average cost of capital, as well as other factors, including the estimated useful life of each project, the anticipated profitability of each project, the uncertainty of technology advances that were known at the time and the stage of completion of each project.

On February 3, 2003, we purchased the remaining 10% minority interest in AG Communications Systems Corporation for $23 million. This transaction resulted in $3 million of goodwill and $3 million of other acquired intangible assets that related to developed technology.

4. SUPPLEMENTARY FINANCIAL INFORMATION

	Years ended September 30,		
(in millions)	2005	2004	2003
Supplementary Statement of Operations Information:			
Depreciation of property, plant and equipment	$ 230	$ 284	$ 559
Amortization of software development costs	342	376	393
Amortization of other acquired intangible assets	16	3	15
Other amortization	11	30	11
Depreciation and amortization	$ 599	$ 693	$ 978
Legal settlements	$ (65)	$ (84)	$ (401)
SEC settlement	-	(25)	-
Interest income on tax refunds and settlements	88	135	16
Interest income	121	89	86
Minority interest	(30)	(6)	(10)
Other-than-temporary write-down of investments	(20)	(22)	(63)
Gain (loss) on sale of investments	1	75	(10)
Gain on sale of businesses, net	-	-	49
Loss on extinguishment of convertible securities and debt, net	(11)	(7)	(97)
Other, net	30	85	2
Other income (expense), net	$ 114	$ 240	$ (428)

(in millions)	September 30, 2005	September 30, 2004
Supplementary Balance Sheet Information:		
Completed goods	$ 593	$ 604
Work in process	42	49
Raw materials	96	169
Inventories	$ 731	$ 822
Contracts in process, gross	$ 6,240	$ 3,696
Less: progress billings	6,252	3,798
Contracts in process	$ (12)	$ (102)
Costs and recognized income not yet billed	$ 208	$ 106
Billings in excess of costs and recognized income	(220)	(208)
Contracts in process	$ (12)	$ (102)
Land and improvements	$ 75	$ 76
Buildings and improvements	1,495	1,505
Machinery, electronic and other equipment	2,097	2,223
Property, plant and equipment, gross	3,667	3,804
Less: accumulated depreciation	2,372	2,428
Property, plant and equipment, net	$ 1,295	$ 1,376
Income tax receivables, including related interest	$ 85	$ 868
Non-trade receivables	117	360
Deferred income taxes	237	197
Prepaid expenses	206	187
Restricted cash	41	148
Other	4	53
Other current assets	$ 690	$ 1,813
Marketed software	$ 254	$ 284
Internal use software	120	142
Restricted cash	137	125
Deferred income taxes	78	-
Investments	65	77
Non-trade receivables	20	62
Retainage receivables	8	16
Other	248	222
Other assets	$ 930	$ 928
Deferred revenue	$ 529	$ 593
Shareholder lawsuit settlement	-	572
Warranty	188	221
Contracts in process	12	102
Business restructuring	44	88
Other	815	785
Other current liabilities	$ 1,588	$ 2,361
Deferred income taxes	$ 205	$ 178
Deferred compensation	112	155
Business restructuring	102	122
Environmental	72	83
Warranty	69	76
Minority interest	63	35
Other, including contingencies	342	483
Other liabilities	$ 965	$ 1,132

(in millions)	Years ended September 30, 2005	2004	2003
Valuation and Qualifying Accounts			
Allowance for uncollectible accounts receivable:			
Allowance at beginning of year	$ 110	$ 246	$ 325
Recoveries, net	(18)	(42)	(67)
Other account transfers	11	7	134
Write-offs	(19)	(101)	(146)
Allowance at end of year	$ 84	$ 110	$ 246
Inventory valuation reserves:			
Reserve at beginning of year	$ 710	$ 980	$ 1,490
Charges	71	21	56
Other account transfers	20	(36)	109
Write-offs	(89)	(255)	(675)
Reserve at end of year	$ 712	$ 710	$ 980

5. EARNINGS (LOSS) PER COMMON SHARE

Basic EPS is calculated by dividing net income (loss) applicable to common shareowners by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated by dividing net income (loss) applicable to common shareowners, adjusted to exclude preferred dividends and accretion, conversion costs, redemption costs and interest expense related to the potentially dilutive securities, by the weighted average number of common shares outstanding during the period, plus any additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period.

The following table summarizes the computation of basic and diluted EPS. Due to the net loss incurred in fiscal 2003, the diluted loss per share was the same as basic because any potentially dilutive securities would have reduced the loss per share.

(in millions, except per share amounts)	Years ended September 30, 2005	2004	2003
Net income (loss)	$ 1,185	$ 2,002	$ (770)
Conversion and redemption cost – 8.00% convertible securities	-	(1)	(287)
Preferred stock dividends and accretion	-	12	(103)
Net income (loss) applicable to common shareowners – basic	1,185	2,013	(1,160)
Adjustment for dilutive securities on net income (loss):			
Interest expense related to convertible securities	86	200	-
Net income (loss) applicable to common shareowners – diluted	$ 1,271	$ 2,213	$ (1,160)
Weighted average shares outstanding – basic	4,426	4,258	3,950
Effect of dilutive securities:			
Stock options	60	72	-
Warrants	15	-	-
2.75% convertible securities	542	496	-
8.00% convertible securities	167	249	-
7.75% convertible securities	8	238	-
Weighted average shares outstanding – diluted	5,218	5,313	3,950
EPS:			
Basic	$ 0.27	$ 0.47	$ (0.29)
Diluted	0.24	0.42	(0.29)

The following table summarizes the potential shares of common stock that were excluded from the diluted per share calculation, because the effect of including these potential shares was antidilutive.

(in millions)	Years ended September 30, 2005	2004	2003
8.00% convertible securities	70	3	685
7.75% convertible securities	228	-	273
2.75% convertible securities	-	-	326
Stock options	-	-	14
Potentially dilutive shares	298	3	1,298
Stock options excluded from the diluted per share calculation because the exercise price was greater than the average market price of the common shares	297	252	300

The calculation of dilutive or potentially dilutive common shares related to our convertible securities considers the conversion features or redemption features, whichever are more dilutive. Redemption features are only considered if we have the right to settle redemption requests through the issuance of our common stock, as in the case of our 2.75% and 8.00% convertible securities. In this case, the "if redeemed" calculations are based upon the 12-month average price of our common stock and the weighted average number of the respective securities outstanding during the periods presented. The dilutive effect of our convertible securities may fluctuate from period to period as a result of the as reported net income levels and the average market price of our common stock.

In September 2004, the FASB's Emerging Issues Task Force (EITF) finalized EITF Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share". As a result, beginning in the first quarter of fiscal 2005, the conversion features related to our 2.75% convertible securities are always considered in the diluted EPS calculation and are used unless the "if redeemed" calculation is more dilutive. The impact of EITF 04-8 did not materially affect our diluted EPS calculations and would not have changed our quarterly or annual fiscal 2004 diluted EPS.

6. ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss are summarized below. Foreign currency translation adjustments are generally not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

(in millions)	Foreign currency translation adjustment	Change in net unrealized holding gains / losses on investments	Minimum pension liability adjustment	Total accumulated other comprehensive loss
Balance as of September 30, 2002	$ (413)	$ 4	$ (2,941)	$ (3,350)
Current-period change	135	71	(594)	(388)
Balance as of September 30, 2003	(278)	75	(3,535)	(3,738)
Current-period change	34	(81)	150	103
Balance as of September 30, 2004	(244)	(6)	(3,385)	(3,635)
Current-period change	27	(13)	46	60
Balance as of September 30, 2005	$ (217)	$ (19)	$ (3,339)	$ (3,575)

7. INCOME TAXES

The following table summarizes the U.S. and non-U.S. components of income (loss) before income taxes and the provision (benefit) for income taxes.

(in millions)	Years ended September 30, 2005	2004	2003
Income (loss) before income taxes:			
U.S.	$ 742	$ 985	$ (1,048)
Non-U.S.	292	78	45
Income (loss) before income taxes	$ 1,034	$ 1,063	$ (1,003)
Benefit for income taxes:			
Current:			
Federal	$ (117)	$ (967)	$ (309)
State and local	(21)	(10)	4
Non-U.S.	71	57	72
Subtotal	(67)	(920)	(233)
Deferred:			
Non-U.S.	(84)	(19)	-
Subtotal	(84)	(19)	-
Benefit for income taxes	$ (151)	$ (939)	$ (233)

The following table summarizes the principal elements of the difference between the effective tax (benefit) rate and the U.S. federal statutory income tax (benefit) rate.

(in millions)	Years ended September 30, 2005	2004	2003
Provision (benefit) for income taxes at 35% statutory rate	$ 362	$ 372	$ (351)
State and local income tax (benefit), net of federal income tax effect	21	33	(36)
Foreign earnings taxed at different rates	(16)	(24)	84
Conversions of 7.75% trust preferred securities	-	-	45
Tax audit-related adjustments	(130)	(142)	(77)
Medicare Part D subsidy	(24)	(6)	-
Other differences, net	(7)	16	(27)
Change in valuation allowance	(357)	(1,188)	129
Benefit for income taxes	$ (151)	$ (939)	$ (233)
Effective income tax (benefit) rate	(14.6)%	(88.4)%	(23.2)%

The following table summarizes the change in the valuation allowance.

(in millions)	September 30, 2005	2004	2003
Valuation allowance at beginning of year	$ 8,027	$ 10,021	$ 9,989
Charged (credited) to expense	(357)	(1,188)	129
Charged (credited) to other comprehensive loss	(13)	(29)	205
Write-offs	(359)	(756)	(302)
Acquisitions and other	-	(21)	-
Valuation allowance at end of year	$ 7,298	$ 8,027	$ 10,021

The following table summarizes the components of deferred income tax assets and liabilities.

(in millions)	September 30, 2005	September 30, 2004
Bad debt and customer financing reserves	$ 60	$ 98
Inventory reserves	192	216
Business restructuring reserves	58	86
Pension and postretirement benefits	2,498	2,653
Other employee benefits	300	440
Other reserves	384	702
Net operating loss/credit carryforwards	6,368	6,140
Valuation allowance	(7,298)	(8,027)
Deferred tax assets	$ 2,562	$ 2,308
Pension benefits	$ 2,357	$ 2,102
Other, including depreciation and amortization	101	187
Deferred tax liabilities	$ 2,458	$ 2,289
Net deferred tax assets	$ 104	$ 19
Included in:		
Other current assets	$ 237	$ 197
Other non-current assets	78	-
Other current liabilities	(6)	-
Other non-current liabilities	(205)	(178)
Total	$ 104	$ 19

The following table summarizes carryforwards of losses (tax-effected) and tax credits.

(in millions)	Amount	Expiration
Federal net operating losses	$ 3,537	2022 to 2025
State net operating losses	879	2006 to 2025
Capital losses	214	2007 to 2009
Foreign net operating losses/credits	528	2006 to indefinite
Foreign tax credits	219	2010
Research credits	778	2017 to 2022
State credits (various)	213	2007 to 2018
Total as of September 30, 2005	$ 6,368	

The write-off of carryforwards includes the impact of the expiration of certain net operating loss and tax credit carryforwards, the repatriation of non-U.S. earnings to the U.S. and audit-related and other adjustments that reduced the net operating loss carryforwards during the respective periods.

The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carry-back or carry-forward periods under the tax law for each tax jurisdiction. We have considered the following possible sources of taxable income when assessing the realization of the deferred tax assets:

- Future taxable income exclusive of reversing temporary differences and carry-forwards
- Future reversals of existing taxable temporary differences
- Taxable income in prior carry-back years
- Tax planning strategies

We have not relied upon future taxable income exclusive of temporary differences and carryforwards for the realization of U.S. deferred tax assets during recent periods. Reliance on this source is difficult when there is negative evidence such as cumulative losses in recent years, even if income is reported in the current period. Although profits were generated in recent periods, a substantial amount of the profits were generated from a pension credit that is not currently taxable and from non-U.S. sources. As a result, we concluded that there was not sufficient positive evidence to enable us to conclude that it was more likely than not that the net U.S. deferred tax assets would be realized. Therefore, we have maintained a valuation allowance on our net U.S. deferred tax assets as of September 30, 2005 and 2004.

We have assumed that all of our deferred tax liabilities will generate taxable income or reduce potential tax deductions. Most of these deferred tax liabilities are related to prepaid pension costs that result primarily from pension credits that are not currently taxable.

During the fourth quarter of fiscal 2003, we filed a net operating loss carryback claim related to the carryback of our fiscal year 2001 federal net operating loss to 1996, a year in which we filed our federal income tax return as part of the AT&T consolidated group. We reached a tentative agreement with the Internal Revenue Service (IRS) on September 1, 2004 that allowed for a tax refund of $816 million (plus statutory interest to the date of payment), subject to approval by the Congressional Joint Committee on Taxation. The tax benefit related to the claim was not recognized at that time or prior to that time, because it was related to a complex matter and there was no assurance that approval from the Joint Committee would be obtained. On November 8, 2004, we received written confirmation from the IRS that the Joint Committee approved our tentative agreement with the IRS and that our agreement with the IRS was final. We were required to reassess the realization of our net operating loss carryforwards as of September 30, 2004, because the Joint Committee's final approval was received prior to the issuance of our consolidated financial statements. As a result, we recognized an $816 million income tax benefit from the reversal of valuation allowances due to the realization of deferred tax assets and interest income of $45 million during the fourth quarter of fiscal 2004. This refund plus additional interest was received during fiscal 2005.

We have not provided for U.S. deferred income taxes or foreign withholding taxes on undistributed earnings of $536 million of our non-U.S. subsidiaries, since these earnings are intended to be reinvested indefinitely. As a result of our U.S. net operating loss carryforwards and valuation allowance, the amount of additional taxes that might be payable on such undistributed earnings is not expected to be significant. However, if significant changes to our net operating loss carryforwards and valuation allowance occur in the future, the amount of additional taxes on undistributed earnings could be significant. As a result, it is not practical to estimate the amount of additional taxes that might be payable on such undistributed earnings.

We are subject to ongoing tax examinations and assessments in various jurisdictions. Accordingly, we may record incremental tax expense based upon the probable outcomes of such matters. In addition, we adjust the previously reported tax expense to reflect the expected results of these examinations. The net income tax benefit recognized as a result of the expected favorable resolution of certain tax audit matters were $130 million, $142 million and $77 million during fiscal 2005, 2004 and 2003, respectively.

8. DEBT OBLIGATIONS AND EARLY EXTINGUISHMENT OF DEBT

The following table summarizes components of long-term debt obligations.

(in millions)	September 30, 2005	September 30, 2004
7.25% notes due July 15, 2006	$ 368	$ 450
8% convertible securities redeemable on August 2, 2007	501	817
5.50% notes due November 15, 2008	202	291
7.75% convertible securities due March 15, 2017	1,102	1,152
2.75% Series A convertible debentures due June 15, 2023	750	750
2.75% Series B convertible debentures due June 15, 2025	881	881
6.50% debentures due January 15, 2028	300	300
6.45% debentures due March 15, 2029	1,360	1,360
Unamortized discount	(28)	(30)
Fair value basis adjustment attributable to hedged debt obligations	(3)	17
Other	1	2
Subtotal long-term debt	5,434	5,990
Amounts maturing within one year	(368)	(1)
Long-term debt	$ 5,066	$ 5,989

The maturities of debt as of September 30, 2005 for the next successive five fiscal years and thereafter were $368 million in 2006, $501 million in 2007, none in 2008, $202 million in 2009, none in 2010 and $4.4 billion thereafter, after considering redemption features at the option of the holder of the 8% convertible securities.

2.75% Series A and B Convertible Debentures

During the third quarter of fiscal 2003, we sold 2.75% Series A convertible senior debentures and 2.75% Series B convertible senior debentures for an aggregate amount of $1.6 billion, net of the underwriters discount and related fees and expenses of $46 million. The debentures were issued at a price of $1,000 per debenture and were issued under our universal shelf registration statement. The debentures rank equal in priority with all of the existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of the existing and future subordinated indebtedness. The terms governing the debentures limit our ability to create liens, secure certain indebtedness and merge with or sell substantially all of our assets to another entity.

The debentures are convertible into shares of common stock only if (1) the sale price of our common stock for at least twenty trading days during the period of thirty consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 120% of the applicable conversion price, (2) the trading price of the debentures is less than 97% of the product of the sale price of our common stock and the conversion rate during any five consecutive trading-day period, (3) the debentures have been called for redemption by us or (4) certain specified corporate actions occur.

At our option, the debentures are redeemable for cash after certain dates ("optional redemption periods") at 100% of the principal amount plus any accrued and unpaid interest. In addition, at our option, the debentures are redeemable earlier ("provisional redemption periods") if the sale price of the common stock exceeds 130% of the applicable conversion price. Under these circumstances, the redemption price would also include a make-whole payment equal to the present value of all remaining scheduled interest payments through the beginning of the optional redemption periods.

At the option of the holder, the debentures are redeemable on certain dates at 100% of the principal amount plus any accrued and unpaid interest. In these circumstances, we may pay the purchase price with cash, common stock (with the common stock to be valued at a 5% discount from the then current market price) or a combination of both.

The following table summarizes the specific terms of these securities.

	Series A	Series B
Amount	$ 750,000,000	$ 881,000,000
Conversion ratio of common share per debenture	299.4012	320.5128
Initial conversion price	$ 3.34	$ 3.12
Redemption periods at our option:		
Provisional redemption periods	June 20, 2008 through June 19, 2010	June 20, 2009 through June 19, 2013
Optional redemption periods	After June 19, 2010	After June 19, 2013
Redemption dates at the option of the holder	June 15, 2010, 2015 and 2020	June 15, 2013 and 2019
Maturity dates	June 15, 2023	June 15, 2025

7.75% Convertible Securities (Liability to Subsidiary Trust Issuing Preferred Securities)

During fiscal 2002, Lucent Technologies Capital Trust I ("the Trust") sold 7.75% cumulative convertible trust preferred securities for an aggregate amount of $1.75 billion. The Trust used the proceeds to purchase our 7.75% convertible subordinated debentures due March 15, 2017, which represent all of the Trust's assets. The terms of the trust preferred securities are substantially the same as the terms of the debentures. We own all of the common securities of the Trust and as a result previously consolidated the Trust.

Upon review of the provisions of FIN 46(R) during the second quarter of fiscal 2004, we determined that the holders of the trust preferred securities were the primary beneficiaries of the Trust. As a result, we de-consolidated the Trust and reflected our obligation to the Trust in long-term debt. The effect of this change had no effect on our reported liabilities or results of operations. We continue to be obligated to repay the debentures held by the Trust and guarantee repayment of the preferred securities issued by the Trust.

We may redeem the debentures, in whole or in part, for cash at premiums ranging from 103.88% beginning March 20, 2007, to 100.00% on March 20, 2012 and thereafter. To the extent we redeem debentures, the Trust is required to redeem a corresponding amount of trust preferred securities. We have irrevocably and unconditionally guaranteed, on a subordinated basis, the payments due on the trust preferred securities to the extent we make payments on the debentures to the Trust.

The ability of the Trust to pay dividends depends on the receipt of interest payments on the debentures. We have the right to defer payments of interest on the debentures for up to 20 consecutive quarters. If payment of interest on the debentures is deferred, the Trust will defer the quarterly distributions on the trust preferred securities for a corresponding period. Deferred interest accrues at an annual rate of 9.25%. At the option of the holder, each trust preferred security is convertible into shares of our common stock, subject to an additional adjustment under certain circumstances. The following table summarizes the terms of this security.

Conversion ratio of common shares per security	206.6116
Conversion price	$ 4.84
Redemption period at our option	After March 19, 2007
Maturity date	March 15, 2017

8% Convertible Securities

The following table summarizes the terms of this security.

Conversion ratio of common shares per security	168.3502
Conversion price	$ 5.94
Redemption period at our option	After August 14, 2006
Redemption dates at the option of the holder	On August 2, 2007, 2010 and 2016
Mandatory redemption date	August 1, 2031

On November 24, 2003, we exchanged all of our outstanding 8% redeemable convertible preferred stock for 8% convertible subordinated debentures. This exchange was made pursuant to rights we had under the terms of the preferred stock to exchange the stock for the convertible subordinated debentures. These debentures have an interest rate of 8%, the same as the dividend rate on the preferred stock, and have the same payment and record dates as the preferred stock dividends, but the interest on the debentures must be paid in cash. The subordinated debentures have terms substantially the same as the preferred stock with respect to put rights, redemptions and conversion into common stock.

Early Extinguishment of Convertible Securities and Debt Obligations

The following table summarizes the impact of the retirement of convertible securities and certain debt obligations through exchanges of our common stock and cash.

	Years ended September 30,		
(in millions)	2005	2004	2003
8% convertible securities	$ 316	$ 58	$ 835
7.75% convertible securities	50	-	598
Total convertible securities	366	58	1,433
Other debt obligations	170	274	519
Total convertible securities and debt extinguished	$ 536	$ 332	$ 1,952
Shares of our common stock exchanged	-	22	563
Cash used for early extinguishments	$ 547	$ 249	$ 487
8% convertible securities – conversion/redemption costs	$ (9)	$ (4)	$ (287)
7.75% convertible securities – conversion costs	3	-	(129)
Debt obligations – gains (losses)	(5)	(4)	32
Impact on net income (loss) applicable to common shareowners	$ (11)	$ (8)	$ (384)

Conversion costs were recognized in amounts equal to the fair value of the additional common shares issued to the holders of each respective preferred security to prompt the exchange over the number of shares of common stock obligated to be issued pursuant to the original conversion terms of the security.

9. EMPLOYEE BENEFIT PLANS

We maintain defined benefit pension plans covering the majority of employees and retirees, as well as postretirement benefit plans for U.S. retirees that include health care, dental benefits and life insurance coverage. The U.S. pension plans feature a traditional service-based program, as well as a cash balance program. The cash balance program was added to our defined benefit pension plan for U.S. management employees hired after December 31, 1998. No employees were transitioned from our traditional program to our cash balance program. Additionally, employees covered by the cash balance program are not eligible to receive company-paid postretirement health and group life coverage. U.S. management employees with less than 15 years of service as of June 30, 2001, are not eligible to receive postretirement group life and health care benefits. We also maintain defined benefit pension plans in 14 countries outside the U.S. that comprise approximately 2% of our pension plan assets and 3% of our pension plan obligations as of September 30, 2005.

The following tables summarize changes in the benefit obligation, the plan assets and the funded status of our pension and postretirement benefit plans as well as the components of net periodic benefit costs, including key assumptions. The measurement dates for plan assets and obligations were September 30, 2005 and 2004.

(in millions)	Pension benefits September 30, 2005	Pension benefits September 30, 2004	Postretirement benefits September 30, 2005	Postretirement benefits September 30, 2004
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 31,301	$ 31,235	$ 6,487	$ 8,511
Service cost	158	150	7	8
Interest cost	1,658	1,716	344	434
Actuarial (gains) losses	931	832	48	(1,489)
Amendments	78	(11)	248	(110)
Benefits paid	(2,802)	(2,671)	(940)	(967)
Plan participant contributions	4	3	112	100
Settlements	(11)	(5)	-	-
Curtailments	1	(1)	-	-
Exchange rate changes	(23)	53	-	-
Other	16	-	-	-
Benefit obligation at end of year	$ 31,311	$ 31,301	$ 6,306	$ 6,487
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 32,073	$ 30,148	$ 1,630	$ 2,327
Actual return on plan assets	4,689	4,507	102	162
Benefits paid	(2,802)	(2,671)	(940)	(967)
Plan participant contributions	4	3	112	100
Company contributions	60	57	284	27
Exchange rate changes	(23)	48	-	-
Settlement	(11)	-	-	-
Other (including transfer of assets from pension to postretirement plans)	14	(19)	12	(19)
Fair value of plan assets at end of year	$ 34,004	$ 32,073	$ 1,200	$ 1,630
Funded status of the plan	$ 2,693	$ 772	$ (5,106)	$ (4,857)
Unrecognized prior service cost (credit)	81	85	(996)	(1,282)
Unrecognized transition obligation	1	1	-	-
Unrecognized net loss	5,137	6,017	1,254	1,263
Net asset (liability) recognized	$ 7,912	$ 6,875	$ (4,848)	$ (4,876)
Amounts recognized in the consolidated balance sheets:				
Prepaid pension costs	$ 6,010	$ 5,358	$ -	$ -
Other assets	8	11	-	-
Payroll and benefit-related liabilities	(22)	(5)	(240)	(258)
Postretirement and postemployment benefit liabilities	-	-	(4,608)	(4,618)
Pension liabilities	(1,423)	(1,874)	-	-
Accumulated other comprehensive loss	3,339	3,385	-	-
Net asset (liability) recognized	$ 7,912	$ 6,875	$ (4,848)	$ (4,876)

Additional Information

(in millions)	Pension benefits September 30, 2005	2004	Postretirement benefits September 30, 2005	2004
Benefit obligation by major plans:				
U.S. management	$ 18,014	$ 17,684	$ -	$ -
U.S. occupational	11,936	12,459	-	-
Non-U.S. and supplemental	1,361	1,158	-	-
Non-represented health	-	-	1,472	1,503
Formerly represented health	-	-	3,298	3,369
Group life and other	-	-	1,536	1,615
Benefit obligation at end of year	$ 31,311	$ 31,301	$ 6,306	$ 6,487
Plan assets by major plans:				
U.S. management	$ 16,771	$ 15,974	$ -	$ -
U.S. occupational	16,404	15,354	-	-
Non-U.S. and supplemental	829	745	-	-
Formerly represented health	-	-	544	612
Group life and other	-	-	656	1,018
Fair value of plan assets at end of year	$ 34,004	$ 32,073	$ 1,200	$ 1,630
Accumulated benefit obligation	$ 30,920	$ 30,953	n/a	n/a
Plans with underfunded or non-funded benefit obligation:				
Aggregate benefit obligation	18,735	18,287	6,306	6,487
Aggregate fair value of plan assets	16,931	16,090	1,200	1,630
Plans with underfunded or non-funded accumulated benefit obligation:				
Aggregate accumulated benefit obligation	18,350	17,957	n/a	n/a
Aggregate fair value of plan assets	16,914	16,086	n/a	n/a

Components of Net Periodic Benefit Cost

(in millions)	Years ended September 30, 2005	2004	2003
Pension credit:			
Service cost	$ 158	$ 150	$ 155
Interest cost on benefit obligation	1,658	1,716	1,859
Expected return on plan assets	(2,897)	(3,059)	(3,137)
Amortization of unrecognized prior service costs	82	70	94
Amortization of transition asset	-	-	(9)
Amortization of net loss	21	6	1
Subtotal	(978)	(1,117)	(1,037)
Termination benefits	1	-	(21)
Curtailments	-	1	(48)
Settlements	4	5	9
Pension credit	$ (973)	$ (1,111)	$ (1,097)
Distribution of pension credit:			
Business restructuring	$ -	$ -	$ (79)
Other costs and expenses	(973)	(1,111)	(1,018)
Pension credit	$ (973)	$ (1,111)	$ (1,097)

(in millions)	Years ended September 30, 2005	2004	2003
Postretirement benefit cost:			
Service cost	$ 7	$ 8	$ 8
Interest cost on benefit obligation	344	434	583
Expected return on plan assets	(98)	(161)	(280)
Amortization of unrecognized prior service costs	(38)	(97)	(51)
Amortization of net loss	40	59	91
Subtotal	255	243	351
Termination benefits	-	-	6
Curtailments	-	-	(6)
Postretirement benefit cost	$ 255	$ 243	$ 351
Distribution of net postretirement benefit cost:			
Business restructuring	$ -	$ -	$ 2
Other costs and expenses	255	243	349
Postretirement benefit cost	$ 255	$ 243	$ 351

Key assumptions

Assumptions used to determine:	2005	2004	2003
Benefit obligations – discount rate:			
Pension	5.50%	5.50%	5.75%
Postretirement health care and other	5.25%	5.25%	5.75%
Postretirement life	5.50%	5.25%	5.75%
Rate of compensation increase	4.00%	4.00%	3.50%
Net cost or credit – discount rate:			
Pension	5.50%	5.75%	6.50%
Postretirement health care and other	5.25%	5.75%	6.50%
Postretirement life	5.25%	5.75%	6.50%
Expected return on plan assets:			
Pension	8.50%	8.75%	8.75%
Postretirement health care	2.75%	3.25%	7.00%
Postretirement life	7.50%	7.75%	8.75%
Rate of compensation increase	4.00%	3.50%	3.50%

The weighted average expected rate of return on plan assets that will be used to determine the fiscal 2006 net periodic benefit cost is 8.50% for pension, 4.25% for postretirement health care benefits and 6.50% for postretirement life benefits.

The prior-years actuarial valuations used the 1994 Uninsured Pensioner (UP94) Mortality Table for annual rates of mortality for all participants. These assumptions were updated as of September 30, 2005 using actual company experience during the most recent four years for retirees and the RP2000 Mortality Table for all other participants.

	September 30, 2005	2004
Assumed health care cost trend rates:		
Health care cost trend rate assumed for next year	10.8%	11.1%
Health care cost trend rate assumed for next year (excluding postretirement dental benefits)	11.1%	11.4%
Rate that the cost trend rate gradually declines to	5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain at	2011	2010

The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

(in millions)	1 percentage point Increase	1 percentage point Decrease
Effect on total of service and interest cost components	$ 13	$ (12)
Effect on postretirement benefit obligation	249	(222)

Yield curves matching our benefit obligations were derived from 30-year Treasury strip rates. The resulting risk free rate from these yield curves was adjusted to available yields on high-quality fixed-income investments with maturities corresponding to our benefit obligations to develop discount rates at each measurement date. Although we considered yields and changes in yields of several funds, the Moody's Aa long-term corporate yield benchmark was used. The average duration of our primary pension obligations and postretirement health care obligations were 11 years and 7 years, respectively, as of September 30, 2005.

We considered several factors in developing our expected rate of return on plan assets, including our historical returns and input from our external advisors. Individual asset class return forecasts were developed based upon current market conditions, for example, price-earnings levels and yields and long-term growth expectations. The expected long-term rate of return is the weighted average of the target asset allocation of each individual asset class. Our long-term expected rate of return on plan assets included an anticipated premium over projected market returns received from our external advisors (7.8% and 7.9% during fiscal 2005 and 2004, respectively). Our actual 10-year annual rate of return on pension plan assets was 10.6%, 11.0% and 9.9% during fiscal 2005, 2004 and 2003, respectively.

The expected return on plan assets was determined using the expected rate of return and a calculated value of assets, referred to as the "market-related value." The aggregate market-related value of pension and postretirement plan assets was $35.2 billion and $37.7 billion as of September 30, 2005 and 2004, respectively, which exceeded the fair value of plan assets by $6 million and $4.0 billion, respectively. Differences between the assumed and actual returns are amortized to the market-related value on a straight-line basis over a five-year period.

Gains and losses have resulted from changes in actuarial assumptions and from differences between assumed and actual experience, including, among other items, reductions in discount rates and increases in actual returns on plan assets as compared to assumed returns. These gains and losses (except those differences being amortized to the market-related value) are only amortized to the extent they exceed 10% of the higher of the market-related value or the projected benefit obligation of each respective plan. As a result, unrecognized net losses of $3.2 billion related to pension benefits and $530 million related to postretirement benefits are not expected to be amortized during fiscal 2006. The remaining unrecognized net losses of $2.0 billion related to pension benefits are amortized over the expected remaining service periods of active plan participants (approximately 10 years during fiscal 2006) and $724 million related to postretirement benefits are amortized over the average remaining life expectancy of fully eligible participants (ranging from 15 years to 18 years during fiscal 2006).

On December 8, 2003, the President of the United States signed the Medicare Prescription Drug Improvement and Modernization Act of 2003 ("the Act"). The Act introduced a prescription drug benefit under Medicare (Medicare Part D), as well as a federal subsidy to sponsors of retiree health care benefits plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. We currently sponsor retiree health care plans that provide prescription drug benefits to our U.S. retirees that our plan actuaries have determined are actuarially equivalent to Medicare Part D.

We elected to prospectively recognize the effects of the Act during the fourth quarter of fiscal 2004, which reduced the accumulated benefit obligation by approximately $600 million. The impact of the Act is expected to reduce the annual expense of providing the prescription drug benefit by approximately $90 million, including lower participation rates. Approximately 25% of this impact was recognized during the fourth quarter of fiscal 2004. This included an estimated impact for retirees who may determine that the addition of Part D makes the complete reliance on Medicare more financially attractive than remaining a participant in our retiree medical plans. On January 21, 2005, the Centers for Medicare and Medicaid Services issued a Final Rule in the Federal Register for implementing the Medicare Prescription Drug Benefit that clarified the methodology for determining actuarial equivalence and the amount of the federal subsidy. The impact of the Final Rule did not materially affect our postretirement benefit cost and related obligation.

Plan Assets

The following table summarizes the target asset allocation ranges of our pension and postretirement trusts by asset category.

Asset category:	Pension target allocation range as of September 30, 2005	Percentage of pension plan assets as of September 30, 2005	2004	Postretirement target allocation as of September 30, 2005	Percentage of postretirement plan assets as of September 30, 2005	2004
Equity securities	52%–70%	62%	61%	27%	28%	51%
Fixed income securities	20%–28%	25	25	73	69	48
Real estate	5%–9%	6	6	n/a	-	-
Private equity and other	6%–10%	7	8	n/a	3	1
Total		100%	100%		100%	100%

The majority of the pension plan assets are held in a master pension trust. Postretirement plan assets are held in three separate trusts. Plan assets are managed by independent investment advisors with the objective of maximizing returns with a prudent level of risk. We periodically complete asset-liability studies to assure that the optimal asset allocation is maintained in order to meet future benefit obligations. The Board of Directors formally approves the target allocation ranges every three to five years upon completion of a study by our external advisors. The next formal review is expected to be undertaken during fiscal 2006. However, the postretirement target allocation ranges were updated during fiscal 2005 to reflect the shorter period during which they are expected to be used. Investment advisors managing plan assets may use derivative financial instruments including futures contracts, forward contracts, options and interest rate swaps to manage market exposure and foreign currency and interest-rate risk.

Pension plan assets included $13 million and $12 million of our common stock as of September 30, 2005 and 2004, respectively. Postretirement plan assets included $8 million and $40 million of our common stock as of September 30, 2005 and 2004, respectively.

Contributions

We contribute to our pension and postretirement benefit plans to make benefit payments to plan participants and to pre-fund some benefits by means of trust funds. For our U.S. pension plans, the funding policy is to contribute amounts to the trusts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus such additional amounts as we may determine to be appropriate. Contributions are made to benefit plans for the sole benefit of plan participants.

In addition, we received $201 million from our welfare benefits trust during fiscal 2005 as reimbursement for retiree health care contributions that were made during fiscal 2004. The Company's contributions for postretirement benefits of $27 million are reflected net of this amount during fiscal 2004.

The following table summarizes expected contributions to our various pension and postretirement plans through fiscal 2015. We do not expect to make contributions to our qualified U.S. pension plans during fiscal 2006 or 2007. We are unable to estimate the expected contributions to our qualified U.S. pension plans beyond fiscal 2007. Actual contributions may differ from expected contributions, due to various factors, including performance of plan assets, interest rates and potential legislative changes.

	Pension	Postretirement		
(in millions)	Non-qualified and non-U.S. pension plans	Formerly represented retiree health plans	Non-represented retiree health plans	Other benefit plans
2006	$ 56	$ 25	$ 218	$ 11
2007	57	247	173	11
2008	59	359	157	10
2009	60	343	149	10
2010	61	324	140	10
2011–15	331	1,438	568	182

Benefit Payments

The following table summarizes expected benefit payments from our various pension and postretirement plans through fiscal 2015. Actual benefit payments may differ from expected benefit payments. These amounts are reflected net of expected plan participant contributions and the annual Medicare Part D subsidy of approximately $50 million beginning in fiscal 2007 and approximately $80 million thereafter.

	Pension			Postretirement		
(in millions)	Qualified U.S. management pension plans	Qualified U.S. occupational pension plans	Non-qualified and non-U.S. pension plans	Formerly represented retiree health plans	Non-represented retiree health plans	Other benefit plans
2006	$ 1,375	$ 1,074	$ 72	$ 445	$ 218	$ 90
2007	1,362	1,051	55	385	173	91
2008	1,350	1,028	59	359	157	92
2009	1,338	1,004	58	343	149	95
2010	1,325	980	56	324	140	96
2011–15	6,431	4,524	300	1,438	568	497

Savings Plans

Our savings plans generally allow employees to contribute a portion of their compensation on a pre-tax and/or after-tax basis in accordance with specified guidelines. We match a percentage of the employee contributions up to certain limits. In certain countries, we contribute a fixed percentage of employee salaries. Savings plan expense was $50 million, $110 million and $86 million for fiscal 2005, 2004 and 2003, respectively.

Postemployment Benefits

Various postemployment benefits are offered to certain employees after employment but before retirement including disability benefits, severance pay and workers' compensation. These benefits are paid in accordance with our established postemployment benefit practices and policies. We accrue for these future postemployment benefits, which are funded on a pay-as-you-go basis. The obligations for severance benefits are determined based on expected future attrition rates. The differences between actual and assumed expense is amortized over the average remaining service period. The expense (credit) under these plans was $72 million, $40 million and $(93) million during fiscal 2005, 2004 and 2003, respectively, including $41 million of credits related to our restructuring actions during fiscal 2003. The accrued postemployment liability was $255 million and $310 million as of September 30, 2005 and 2004, respectively. These amounts include $112 million and $47 million in payroll- and benefit-related liabilities as of September 30, 2005 and 2004, respectively.

10. STOCK COMPENSATION PLANS

We have stock-based compensation plans under which directors, officers and other eligible employees receive stock options and other equity-based awards. The plans provide for the grant of stock options, stock appreciation rights, performance awards, restricted stock awards and other stock unit awards.

Stock options generally are granted with an exercise price equal to 100% of the market value of a share of common stock on the date of grant, have terms of five to 10 years and vest within four years of the date of grant. Subject to customary antidilution adjustments and certain exceptions, the total number of shares of common stock authorized for option and other equity grants under the plans was 530 million shares as of September 30, 2005.

On April 22, 2002, we commenced a voluntary offer to eligible employees to exchange certain outstanding stock options to purchase shares of common stock, including all stock options issued during the six-month period ended April 22, 2002, for our promise to grant a new stock option on or about November 25, 2002. In response to this offer, employees tendered stock options to purchase an aggregate of 214 million shares of our common stock in exchange for promises to grant new stock options to purchase up to an aggregate of 123 million shares of our common stock. On November 25, 2002, 111 million new stock options were granted in connection with the exchange with an exercise price of $1.78 per share, which was the fair market value of our common stock on the date of the grant. The 214 million stock options tendered by employees in the exchange were cancelled.

Under the terms of the Employee Stock Purchase Plan ("2001 ESPP"), eligible employees may have up to 10% of eligible compensation deducted from their pay to purchase shares of common stock, subject to plan limits, at a discount of 15% of the market value either at the purchase date or at certain earlier dates defined in the plan. During fiscal 2005, 2004 and 2003, 17 million, 18 million and 12 million shares of common stock were purchased, respectively. As of September 30, 2005, 193 million shares were available for issuance under the 2001 ESPP. Effective November 1, 2005, the 2001 ESPP was modified to reduce the discount to 5% of the market value at the purchase date, with no lookback feature.

The following table summarizes stock option activity.

	Shares (in millions)	Weighted average exercise price per share
Outstanding as of September 30, 2002	287	$ 16.73
Granted	162	1.67
Exercised	(1)	1.40
Forfeited/expired	(60)	8.79
Outstanding as of September 30, 2003	388	11.70
Granted/assumed	55	3.05
Exercised	(9)	1.67
Forfeited/expired	(31)	10.46
Outstanding as of September 30, 2004	403	10.84
Granted/assumed	50	3.92
Exercised	(13)	1.63
Forfeited/expired	(22)	7.26
Outstanding as of September 30, 2005	418	10.50

The following table summarizes information about stock options.

Range of exercise prices per share	Stock options outstanding: Shares (in millions)	Stock options outstanding: Weighted average remaining contractual life (years)	Stock options outstanding: Weighted average exercise price per share	Stock options exercisable: Shares (in millions)	Stock options exercisable: Weighted average exercise price per share
$ 0.04 to $ 2.25	106	3.0	$ 1.63	85	$ 1.69
$ 2.26 to $ 3.50	47	5.2	3.19	12	3.20
$ 3.51 to $ 5.00	48	6.0	3.96	2	4.21
$ 5.01 to $ 9.00	57	1.3	6.27	55	6.27
$ 9.01 to $16.03	105	1.1	11.56	105	11.56
$16.04 to $77.10	55	3.5	42.07	55	42.07
Amounts as of September 30, 2005	418		$ 10.50	314	$ 12.93
Amounts as of September 30, 2004	403		$ 10.84	282	$ 14.47
Amounts as of September 30, 2003	388		$ 11.70	246	$ 16.54

During fiscal 2005, 2 million restricted stock units were awarded at a weighted average market value of $3.49.

11. OPERATING SEGMENTS

The accounting policies of the reportable segments are the same as those applied in the consolidated financial statements. The reportable segments are Mobility Solutions ("Mobility"), Integrated Network Solutions ("INS") and Lucent Worldwide Services ("Services"). Mobility provides software and wireless equipment to support radio access and core networks. INS provides a broad range of software and wireline equipment related to voice networking (primarily consisting of switching products, which we sometimes refer to as convergence solutions, and voice messaging products), data and network management (primarily consisting of access and related data networking equipment and operating support software) and optical networking. Services is a worldwide organization that provides deployment, maintenance, professional and managed services in support of both our product offerings as well as multivendor networks.

Beginning October 1, 2004, results for messaging products are reflected in the Mobility segment rather than the INS segment. We reclassified our segment results prior to fiscal 2005 to conform to our current segment structure.

Performance measurement and resource allocation for the reportable segments are based on many factors. The primary financial measure includes the revenues, costs and expenses directly controlled by each reportable segment and excludes the following:

- Global Sales Organization expenses.
- Certain costs related to shared services, such as general corporate functions, which are managed on a common basis in order to realize economies of scale and efficient use of resources.
- Certain personnel costs and benefits, including most of the impacts related to pension, postretirement and postemployment benefits, differences between the actual and budgeted benefit rates and differences between actual and budgeted employee incentive awards.
- Bad debt and customer financing expenses and recoveries.
- Business restructuring.
- Revenues and expenses associated with licensing and protecting intellectual property rights.
- Certain other general and miscellaneous costs and expenses not directly used in assessing the performance of the operating segments, including impairment or amortization of goodwill and other acquired intangible assets related to acquisitions completed prior to fiscal 2004.

	Years ended September 30,		
(in millions)	2005	2004	2003
Revenues:			
Mobility	$ 4,600	$ 4,117	$ 3,147
INS	2,565	2,874	3,233
Services	2,129	1,932	1,840
Reportable segments	9,294	8,923	8,220
Patent licensing	113	72	202
Other	34	50	48
Revenues	$ 9,441	$ 9,045	$ 8,470
Operating income (loss):			
Mobility	$ 1,572	$ 1,238	$ 156
INS	195	348	117
Services	335	282	225
Reportable segments	2,102	1,868	498
Global Sales Organization	(553)	(515)	(527)
Shared services such as general corporate functions	(1,143)	(1,162)	(1,499)
Unallocated personnel costs and benefits	927	859	1,207
Recovery of bad debts and customer financings	69	230	223
Business restructuring	10	20	184
Other	(151)	(81)	(308)
Operating income (loss)	$ 1,261	$ 1,219	$ (222)

Supplemental Segment Information

(in millions)	Years ended September 30, 2005	2004	2003
Depreciation and amortization:			
Mobility	$ 185	$ 181	$ 177
INS	146	171	231
Services	17	26	41
Reportable segments	348	378	449
Non-segment	251	315	529
Depreciation and amortization	$ 599	$ 693	$ 978

Products and Services Revenues

(in millions)	Years ended September 30, 2005	2004	2003
Wireless	$ 4,600	$ 4,117	$ 3,147
Voice networking	889	1,193	1,472
Data and network management	859	925	1,001
Optical networking	817	756	760
Services	2,129	1,932	1,840
Patent Licensing	113	72	202
Other	34	50	48
Totals	$ 9,441	$ 9,045	$ 8,470

Geographic Information

	Revenues (a) Years ended September 30,			Long-lived assets (b) September 30,		
(in millions)	2005	2004	2003	2005	2004	2003
U.S.	$ 5,936	$ 5,517	$ 5,149	$ 1,496	$ 1,567	$ 1,397
Non-U.S.	3,505	3,528	3,321	218	243	384
Totals	$ 9,441	$ 9,045	$ 8,470	$ 1,714	$ 1,810	$ 1,781

(a) Revenues are attributed to geographic areas based on the location of customers.
(b) Consists of property, plant and equipment and goodwill and other acquired intangible assets.

Concentrations

Historically, we have relied on a limited number of customers for a substantial portion of our total revenues. Revenues from Verizon, including Verizon Wireless, accounted for 28%, 27% and 22% of consolidated revenues in fiscal 2005, 2004 and 2003, respectively. Revenues from Sprint accounted for 12%, 11% and 15% of consolidated revenue in fiscal 2005, 2004 and 2003, respectively. Revenues from customers located in China accounted for 9%, 10% and 11% of consolidated revenues in fiscal 2005, 2004 and 2003, respectively. We expect a significant amount of our future revenues will continue to be generated by a limited number of customers. The loss of any of these customers or any substantial reduction in orders by any of these customers could adversely affect our operating results and cash flows.

We have outsourced the manufacturing of the majority of our wireless and wireline product lines with a few suppliers. Refer to Note 13 for further information.

Changes in Fiscal 2006 Reportable Segments

On April 19, 2005, we announced organization changes related to combining our mobility and wireline businesses into a single unit, the Network Solutions Group (NSG). NSG will consist of the following operating units: Mobility Access Solutions, Applications Solutions, Convergence Solutions and Multimedia Network Solutions. The Applications Solutions unit results are not expected to be material and do not meet the requirements for being reported separately; therefore, they will be aggregated with Mobility Access Solutions. This combined unit will be similar to the Mobility segment as currently reported. The Convergence Solutions unit will consist primarily of voice networking products. The Multimedia Network Solutions unit will consist primarily of optical, data and access products. The Network Operations Software unit will be transferred to Services. Services will continue to be a reportable segment. The new reporting structure will begin during the first quarter of fiscal 2006.

12. FINANCIAL INSTRUMENTS

Fair Values

The following table summarizes the carrying values and estimated fair values of financial instruments, based on quoted market prices. The carrying values of cash and cash equivalents, receivables, payables and debt maturing within one year approximate fair value.

	Years ended September 30,			
	2005		2004	
(in millions)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt	$ 5,066	$ 5,144	$ 5,989	$ 6,325

The following table summarizes our available-for-sale debt securities.

(in millions)	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. Treasury and government agency debt securities	$ 1,350	$ -	$ (10)	$ 1,340
Corporate bonds	572	-	(6)	566
Asset-backed securities	618	-	(4)	614
Total as of September 30, 2005	$ 2,540	$ -	$ (20)	$ 2,520
Classified as:				
Current	$ 359	$ -	$ (2)	$ 357
Non-current	2,181	-	(18)	2,163
Total as of September 30, 2005	$ 2,540	$ -	$ (20)	$ 2,520
U.S. Treasury and government agency debt securities	$ 979	$ -	$ (3)	$ 976
Corporate bonds	340	1	(1)	340
Asset-backed securities	179	-	(1)	178
Total as of September 30, 2004	$ 1,498	$ 1	$ (5)	$ 1,494
Classified as:				
Current	$ 859	$ -	$ (1)	$ 858
Non-current	639	1	(4)	636
Total as of September 30, 2004	$ 1,498	$ 1	$ (5)	$ 1,494

Gross unrealized losses on our available-for-sale securities were primarily caused by increases in interest rates. Unrealized losses of $4 million were related to securities that were in a continuous loss position for more than one year as of September 30, 2005. We do not consider these investments to be other-than-temporarily impaired because we have the ability and intent to hold them until maturity or until the fair value is recovered.

Proceeds from the sale of marketable debt securities were $2,966 million and $352 million during fiscal 2005 and 2004. The realized gains and (losses) on these sales were $2 million and $(8) million for fiscal 2005 and $1 million and $(2) million for fiscal 2004.

The following table summarizes the contractual maturities of our available-for-sale debt securities.

(in millions)	Amortized cost	Estimated fair value
2006	$ 359	$ 357
2007 – 2011	1,847	1,831
2012 – 2016	11	11
2017 and thereafter	323	321

The following table summarizes the carrying value of our non-consolidated equity investments.

	September 30,	
(in millions)	2005	2004
Available-for-sale	$ 2	$ 2
Cost method	58	70
Equity method	5	5
Non-consolidated equity investments	$ 65	$ 77

Proceeds from the sale of available-for-sale equity securities were $178 million during fiscal 2003. During fiscal 2003, we entered into prepaid forward sales agreements for all of our Corning shares (received as partial proceeds for the sale of certain optical fiber operations). Under these agreements, we received proceeds of $113 million and locked in $64 million of unrealized appreciation. This gain was recognized during fiscal 2004. Proceeds from the sale of available-for-sale equity securities were not material during fiscal 2005 and 2004. Gross unrealized losses on available-for-sale equity securities were not material during fiscal 2005, 2004 and 2003.

All investments are periodically reviewed to determine if declines in fair value below cost basis are other-than-temporary. This review considers, among other factors, significant and sustained decreases in quoted market prices, a series of historical and projected operating losses, changes in the market demand for technology and our intent to provide future funding. If the decline in fair value has been determined to be other-than-temporary, an impairment loss is recognized, and a new cost basis is established. We recognized $20 million, $22 million and $63 million of other-than-temporary impairment losses related to our non-consolidated equity investments during fiscal 2005, 2004 and 2003, respectively.

Credit Risk

All financial instruments involve credit risk for non-performance by counterparties. The contract or notional amounts of these instruments reflect the extent of involvement we have in particular classes of financial instruments.

Our maximum exposure to credit loss on commitments to extend credit and financial guarantees is limited to the amount drawn and outstanding on those instruments. Exposure to credit risk is controlled through credit approvals, credit limits and continuous monitoring procedures. Reserves for losses are established based upon collectibility assessments.

Derivative Financial Instruments and Market Risk

All financial instruments inherently expose the holders to market risk, including changes in currency and interest rates and equity prices. We manage our exposure to these market risks through our regular operating and financing activities, including the use of derivative financial instruments.

Foreign Currency Risk

Our business is conducted using different foreign currencies. The objective of our foreign currency risk management policy is to preserve the value of cash flows in non-functional currencies. Our policy is to hedge all significant booked and firmly committed cash flows identified as creating foreign currency exposure on a rolling 12-month basis. In addition, we typically hedge a portion of our exposure resulting from identified anticipated cash flows, providing the flexibility to mitigate the variability of longer-term forecasts as well as changing market conditions.

Foreign exchange forward and option contracts are used to manage our foreign currency risk. We also have hedged foreign exchange risk in certain sales and purchase contracts with cash flows indexed to changes in or denominated in a currency that neither party to the contract uses as its functional currency. These embedded derivative terms affect the ultimate amount of cash flows under the contract. Our primary net foreign currency exposures include the euro, Brazilian real, Japanese yen, Mexican peso and Chinese yuan.

The following table provides a summary of the total net notional amounts of foreign exchange forward and option contracts and embedded derivatives.

(in millions)	September 30, 2005	September 30, 2004
Purchase contracts	$ 192	$ 208
Sale contracts	329	532

The fair value of hedged contracts and embedded derivatives was a net liability of $7 million and $2 million as of September 30, 2005 and 2004, respectively.

We hedge all types of foreign currency risk to preserve our cash flows in accordance with corporate risk management policies, but generally do not designate related derivative instruments as hedges under SFAS 133, for cost/benefit reasons. The changes in fair value of these undesignated freestanding foreign currency derivative instruments and embedded derivatives are recorded in other income (expense) in the period of change.

Interest Rate Risk

We are exposed to various forms of interest rate risk. The fair value of our fixed-rate available-for-sale marketable securities and the interest income earned on our cash and cash equivalents may fluctuate as interest rates change. In addition, if interest rates remain low, we may forgo the opportunity to obtain more favorable interest rates on borrowings due to our fixed-rate debt obligations. Our objective is to mitigate the variability of cash inflows and outflows resulting from interest rate fluctuations by maintaining a balanced mix of fixed- and floating-rate debt and investments. We mitigate our interest rate risk by entering into interest rate swaps on a portion of our debt obligations to make them variable-rate debt instruments and by including fixed-rate assets in our investment portfolio. We also expect that these transactions will reduce our overall cost of borrowing and increase investment returns.

As of September 30, 2005, we had interest rate swaps where we received fixed interest rates (5.5% and 7.25%) and paid floating rates based upon the three-month LIBOR rate plus agreed-upon spreads (ranging from 1.72% to 2.89%) on notional amounts aggregating $400 million. As of September 30, 2005, the three-month LIBOR rate was 4.07%. We do not foresee any significant changes in our interest rate risk management strategy or in our exposure to interest rate fluctuations.

Equity Price Risk

We hold equity investments in publicly held companies that are classified as available-for-sale and other strategic equity holdings in privately held companies and venture funds. These equity investments are exposed to price fluctuations and are generally concentrated in the high-technology industries. We generally do not hedge our equity price risk due to hedging restrictions imposed by the issuers, illiquid capital markets or our inability to hedge non-marketable equity securities in privately held companies. We had no outstanding hedging instruments for our equity price risk as of September 30, 2005.

Customer Financing Commitments

Requests for providing commitments to extend credit and financial guarantees are reviewed and subject to approval by senior management. We regularly review all outstanding commitments, letters of credit and financial guarantees to assess the adequacy of our reserves for possible credit and guarantee losses.

The following table summarizes our customer financing commitments for amounts drawn and available but not drawn. These commitments may expire without being drawn upon. The amounts drawn on these commitments are generally collateralized by substantially all of the assets of the respective creditors.

	September 30, 2005			September 30, 2004		
(in millions)	Total loans and guarantees	Loans	Guarantees	Total loans and guarantees	Loans	Guarantees
Drawn commitments	$ 45	$ 30	$ 15	$ 139	$ 125	$ 14
Available but not drawn	6	-	6	11	3	8
Total	$ 51	$ 30	$ 21	$ 150	$ 128	$ 22

The following table summarizes the change in the customer financing reserves.

	Years ended September 30,		
(in millions)	2005	2004	2003
Reserve at beginning of year	$ 135	$ 415	$ 951
Recoveries, net	(51)	(188)	(156)
Other account transfers	(37)	(29)	116
Write-offs	(10)	(63)	(496)
Reserve at end of year	$ 37	$ 135	$ 415

We monitor drawn and undrawn commitments by assessing, among other things, each customer's short-term and long-term liquidity positions, the customer's current operating performance versus plan, the execution challenges facing the customer, changes in the competitive landscape and the customer's management experience and depth. When potential problems are evident, we undertake certain mitigating actions, including cancellation of commitments. Although these actions can limit the extent of our losses, we remain exposed to the extent of drawn amounts. Our customer financing commitments were reduced during fiscal 2005 as a result of collections and sales of those commitments.

Commitments to Extend Credit

Commitments to extend credit to third parties are conditional agreements generally having fixed expiration or termination dates and specific interest rates and purposes. In certain situations, credit may not be available for drawdown until certain conditions are met.

Letters of Credit

Letters of credit are obtained to ensure the performance or payment to third parties in accordance with specified terms and conditions. Secured and unsecured outstanding letters of credit were $269 million and $353 million as of September 30, 2005 and 2004, respectively. The estimated fair value of letters of credit was $4 million and $8 million as of September 30, 2005 and 2004, respectively. On October 1, 2004, we amended and restated our two primary agreements. The first agreement provides for the issuance of up to $215 million of new letters of credit until September 30, 2006. The second agreement permits us to request renewal of $199 million of letters of credit until September 30, 2006. Under these revised agreements, we are no longer required to meet specified levels of quarterly consolidated minimum operating income or to provide cash collateral for letters of credit issued. However, we are required to maintain a minimum amount of unrestricted cash and short-term investments greater than $2 billion, as defined in the agreements.

On October 1, 2004, we also amended our Guarantee and Collateral Agreement and Collateral Sharing Agreement. Under these agreements, certain of our U.S. subsidiaries guaranteed certain of our obligations. We, along with these subsidiaries, pledged significant portions of our assets as collateral. These agreements secure certain obligations, including letters of credit, specified hedging arrangements, guarantees to lenders for vendor financing, lines of credit, cash management and other bank operating arrangements. These outstanding obligations amounted to $226 million as of September 30, 2005.

Transfers of Financial Instruments

We have agreements that allow us to sell receivables from selected customers at a discount to various financial institutions on a non-recourse basis. We sold approximately $297 million and $468 million of accounts and notes receivable during fiscal 2005 and 2004, respectively. These transactions were accounted for as sales. Discounting fees were $9 million and $5 million during fiscal 2005 and 2004, respectively. Sales and transfers that do not meet the criteria for surrender of control are accounted for as secured borrowings. There were no secured borrowings or receivables held for sale as of September 30, 2005.

Warrants

In connection with our shareholder lawsuit settlement, we issued warrants to purchase 200 million shares of our common stock during December 2004, of which 199 million were outstanding as of September 30, 2005. The warrants have an exercise price of $2.75 per share and expire on December 10, 2007.

13. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

We are subject to legal proceedings, lawsuits and other claims, including proceedings by government authorities. In addition, we may be subject to liabilities of some of our former affiliates under separation agreements with them. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Consequently, unless otherwise indicated, we are unable to estimate the ultimate aggregate amounts of monetary liability or ranges of possible losses with respect to our pending litigation matters as of September 30, 2005. The resolution of these matters could have a material impact on our consolidated results of operations, financial position and cash flows. In addition to the charges related to the global settlement of our shareowner litigation discussed below, other charges of $139 million, $64 million, and $25 million were recognized during fiscal 2005, 2004, and 2003, respectively, primarily due to settlements, dispositions and changes in estimates related to various litigation matters, none of which was material individually to our consolidated results of operations.

Securities and Related Cases

We settled the majority of the assorted securities, ERISA and derivative class action and other related lawsuits against us and certain of our current and former directors, officers and employees. The settlement covers all claims generally relating to the purchase of Lucent securities during different class periods and is a global settlement of 53 separate lawsuits, including a consolidated shareowner class action lawsuit in the U.S. District Court of New Jersey, and related ERISA, bondholder, derivative, and other state securities cases. The net charges related to our global securities and related cases, including changes in the fair market value of warrants that were issued as part of the settlement and insurance recoveries, were $54 million, $56 million and $481 million during fiscal 2005, 2004 and 2003, respectively. Presently, with the exception of one case, all other cases brought by individual investors who opted out of the class action settlement have been resolved. We will defend any lawsuits that may be brought by parties that have opted out or that were not part of the settlement. We currently do not have any material opt out or related securities cases pending.

Government Investigations

During August 2003, the U.S. Department of Justice (DOJ) and the SEC informed us that they had each commenced an investigation into possible violations of the Foreign Corrupt Practices Act ("FCPA") with respect to our operations in Saudi Arabia. These investigations followed allegations made by the National Group for Communications and Computers Ltd. (NGC) in an action filed against us on August 8, 2003, which is described below. In April 2004, we reported to the DOJ and the SEC that an internal FCPA compliance audit and an outside counsel investigation found incidents and internal control deficiencies in our operations in China that potentially involve FCPA violations. We are cooperating with those agencies. We believe these incidents and deficiencies did not have a material effect on our results of operations. However, we cannot determine whether this continuing investigation will affect our future business operations in China.

As disclosed in a Form 8-K filing on November 8, 2004, our former chairman and chief executive officer, the former head of our Saudi Arabia operations and a third former employee received "Wells" notices from the SEC. In early May 2005, the SEC Enforcement Staff notified representatives of these individuals that the Staff would not be recommending enforcement action against these individuals. We have not received a Wells notice at this time, but the investigation is continuing with respect to both China and Saudi Arabia.

During the third quarter of fiscal 2005, we received subpoenas on two different matters, requesting specific documents and records. One of the subpoenas relates to a DOJ investigation of potential antitrust and other violations by various participants in connection with the federal E-Rate program. The subpoena requires us to produce documents before a grand jury of the U.S. District Court in Georgia. The second subpoena was from the Office of Inspector General, U.S. General Services Administration and relates to a federal investigation into certain sales to the federal government of telecommunications equipment and related maintenance services. We are unable to determine if either of these matters will have a material effect on our business, financial position, results of operations or cash flows.

Employment and Benefits Related Cases

We have implemented various actions to address the rising costs of providing retiree health care benefits and the funding of our pension plans. These actions have led to the filing of cases against us and may lead to the filing of additional cases. Purported class action lawsuits have been filed against us in connection with the elimination of the death benefit from our U.S. management pension plan in early 2003. Three such cases have been consolidated into a single action pending in the U.S. District Court in New Jersey, captioned *In Re Lucent Death Benefits ERISA Litigation.* The elimination of this benefit reduced our future pension obligations by approximately $400 million. The benefit was paid out of the pension plan assets to certain qualified surviving dependents, such as spouses or dependent children of management retirees. The case alleges that we wrongfully terminated this death benefit and requests that the benefit be reinstated, along with other remedies. Another such case, *Chastain, et al. v. AT&T,* was filed in the U.S. District Court in the Western District of Oklahoma. The *Chastain* case also involves claims related to changes to retiree health care benefits. In October 2005, a purported class action was filed by Peter A.

Raetsch, Geraldine Raetsch and Curtis Shiflett, on behalf of themselves and all others similarly situated, in the U.S. District Court for the District of New Jersey. The plaintiffs allege that Lucent failed to maintain health care benefits for retired management employees as required by the Internal Revenue Code, the Employee Retirement Income Security Act, and the Lucent pension and medical plans. Lucent has not been formally served with the complaint, but is actively investigating and evaluating the claims asserted.

The Equal Employment Opportunity Commission (EEOC) filed a purported class action lawsuit against us, *EEOC v. Lucent Technologies Inc.*, in the U.S. District Court in California. The case alleges gender discrimination in connection with the provision of service credit to a class of present and former Lucent employees who were out of work because of maternity prior to 1980 and seeks the restoration of lost service credit prior to April 29, 1979, together with retroactive pension payment adjustments, corrections of service records, back pay and recovery of other damages and attorneys' fees and costs.

Intellectual Property Cases

We are defendants in various cases in which third parties claim infringement of their patents, including certain cases where infringement claims have been made against our customers in connection with products we have provided to them. During our first quarter of fiscal 2006, we settled the case of *Tantivy Communications, Inc. v. Lucent Technologies,* which was pending in the U.S. District Court in Texas. As part of the settlement, we received a license for nine CDMA2000-related patents that were the subject of the lawsuit.

Other Matters

A lawsuit involving investors in Actel Integrated Communications was filed against us seeking $60 million in damages and punitive damages, claiming we misled these investors as to certain technology, which influenced their decision to invest in Actel. This case, *Sandler Capital Partners IV, L.P. et al. v. Lucent Technologies*, filed in New York State Court, was settled during our first quarter of fiscal 2006. During fiscal 2004, we settled cases filed against us by Actel. In addition, two other cases were filed against us alleging that we failed to deliver working products related to this technology: *Maxcess, Inc. v. Lucent Technologies Inc. et al.*, filed in the U.S. District Court for the Middle District of Florida, and *Official Plan Committee of Omniplex, Inc. v. Lucent Technologies Inc.*, filed in Missouri State Court. The claims against us in the *Maxcess* case have been dismissed, and the plaintiff has appealed this decision. We settled the *Omniplex* case during the first quarter of fiscal 2006.

We are a defendant in an adversary proceeding originally filed in U.S. Bankruptcy Court in Delaware by Winstar and Winstar Wireless, Inc. in connection with the bankruptcy of Winstar and various related entities. The trial for this matter concluded in June 2005. The trial pertained to breach of contract and other claims against us, for which the trustee for Winstar is seeking compensatory damages of approximately $60 million, as well as costs and expenses associated with litigation. The trustee is also seeking recovery of a payment to us of approximately $190 million in December 2000, plus interest. Although the trial was completed, the judge has not rendered his decision in the case. Thus we do not know whether any of these claims against us will be awarded and, if so, what impact this matter may have on us.

On August 8, 2003, NGC filed an action in the U.S. District Court for the Southern District of New York against us, certain former officers and employees, our subsidiary Lucent Technologies International Inc., certain unaffiliated individuals and an unaffiliated company, alleging violations of the Racketeer Influenced Corrupt Organizations Act (RICO) and other improper activities. These allegations relate to activities in Saudi Arabia in connection with certain telecommunications contracts involving Lucent, the Kingdom of Saudi Arabia and other entities. The complaint seeks damages in excess of $63 million, which could be tripled under RICO. The allegations in this complaint appear to arise out of certain contractual disputes between NGC and Lucent that are the subject of a separate case that NGC previously filed against us in U.S. District Court in New Jersey and other related proceedings brought by NGC in Saudi Arabia. We have filed a motion to dismiss the New York action. Some of the claims brought by NGC in the New Jersey action have been dismissed, but that case and the other claims in Saudi Arabia are still pending.

In the case of *Pf.Net Supply Corp. v. Lucent Technologies,* pending in the U.S. District Court in New Jersey, the plaintiff claimed that we breached an alleged purchase commitment and sought to compel us to meet this purchase commitment or pay damages. This lawsuit was settled during our first quarter of fiscal 2006.

Separation Agreements

We are party to various agreements that were entered into in connection with the separation of Lucent and former affiliates, including AT&T, Avaya, Agere Systems and NCR Corporation. Pursuant to these agreements, we and the former affiliates have agreed to allocate certain liabilities related to each other's business, and we have agreed to share liabilities based on certain allocations and thresholds. We are not aware of any material liabilities to our former affiliates as a result of the separation agreements that are not otherwise reflected in our consolidated financial statements. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by us.

Other Commitments

Contract Manufacturers

We have outsourced most of our manufacturing operations to electronic manufacturing service (EMS) providers. One supplier, Celestica Corporation, provided a majority of our requirements for Lucent designed switching and wireless products. Purchases from this supplier were approximately $690 million, $750 million and $695 million during fiscal 2005, 2004 and 2003, respectively. Three other suppliers provided the majority of our requirements for other Lucent designed products. Purchases from these suppliers were approximately $473 million, $532 million and $548 million during fiscal 2005, 2004 and 2003, respectively. We are generally not committed to unconditional purchase obligations in these contract-manufacturing relationships. However, there is exposure to short-term purchase commitments when they occur within the contract manufacturers' lead-time for specific products or raw materials. These commitments were $312 million as of September 30, 2005. Sudden and significant changes in forecasted demand requirements within the lead-time of those products or raw materials could adversely affect our results of operations and cash flows.

We are transitioning to two EMS providers to supply most of our Lucent designed wireless and wireline products. Celestica has the exclusive right to manufacture and provide most of our existing wireless products. In addition, we signed an agreement with Solectron Corporation to essentially consolidate the outsourced manufacturing of our portfolio of wireline products. The agreements with Celestica and Solectron are for a minimum of three years, with no right to terminate for convenience.

Guarantees and Indemnification Agreements

We divested certain businesses and assets through sales to third-party purchasers and spin-offs to our common shareowners. In connection with these transactions, certain direct or indirect indemnifications are provided to the buyers or other third parties doing business with the divested entities. These indemnifications include secondary liability for certain leases of real property and equipment assigned to the divested entity and certain specific indemnifications for certain legal and environmental contingencies, as well as vendor supply commitments. The time durations of such indemnifications vary but are standard for transactions of this nature.

We remain secondarily liable for approximately $192 million of lease obligations as of September 30, 2005, that were assigned to Avaya, Agere and purchasers of our other businesses. The remaining terms of these assigned leases and our corresponding guarantees range from one month to 14 years. The primary obligor under assigned leases may terminate or restructure the lease obligation before its original maturity and thereby relieve us of our secondary liability. We generally have the right to receive indemnity or reimbursement from the assignees and have not reserved for losses on this form of guarantee.

We are party to a tax-sharing agreement to indemnify AT&T and are liable for tax adjustments that are attributable to our lines of business, as well as a portion of certain other shared tax adjustments during the years prior to our separation from AT&T. We have similar agreements with Avaya and Agere. In addition to the fiscal year 2001 federal net operating loss carryback claim discussed in Note 7 to our September 30, 2005 consolidated financial statements, certain tax adjustments have been proposed or assessed subject to these tax-sharing agreements. The outcome of these other matters is not expected to have a material adverse effect on our consolidated results of operations, consolidated financial position or near-term liquidity.

We license to our customers software and rights to use intellectual property that might provide the licensees with an indemnification against any liability arising from third-party claims of patent, copyright or trademark infringement. We cannot determine the maximum amount of losses that we could incur under this type of indemnification.

We indemnify our directors and certain of our current and former officers for third-party claims alleging certain breaches of their fiduciary duties as directors or officers. Certain costs incurred for providing such indemnification may be recovered under various insurance policies. We are unable to reasonably estimate the maximum amount that could be payable under these arrangements since these obligations are not capped but are conditional to the unique facts and circumstances involved in each agreement. Historically, payments made under these agreements have not had a material effect on our business, financial condition, results of operations or cash flows.

Warranty reserves are established for costs expected to be incurred after the sale and delivery of a product or service under specific product or service warranty provisions. These reserves are established when it is probable that customers will make claims and when a reasonable estimate of costs can be made. The reserves are determined as a percentage of revenues based on the actual trend of historical charges incurred over various periods. In addition, any significant or unusual issues are specifically identified and reserved. The following table summarizes the activity related to warranty reserves.

(in millions)	2005	2004
Reserve at beginning of year	$ 297	$ 330
Accruals for warranties, net	47	61
Payments	(87)	(94)
Reserve at end of year	$ 257	$ 297

Environmental Matters

Our current and historical operations are subject to a wide range of environmental laws. In the United States, these laws often require parties to fund remedial action regardless of fault. We have remedial and investigatory activities underway at numerous current and former facilities.

Environmental reserves of $100 million have been established for environmental liabilities that can be reasonably estimated as of September 30, 2005. These reserves are not discounted to present value. We have receivables of $21 million with respect to environmental matters due from third-party indemnitors as of September 30, 2005. Receivables are recorded only if the indemnitors have agreed to pay the claims and management believes collection of the receivables is reasonably assured. Environmental matters did not have a significant impact on our consolidated results of operations, financial position and cash flows for all periods presented.

Reserves for estimated losses from environmental remediation are, depending on the site, based on analyses of many interrelated factors, including:

- The extent and degree of contamination and the nature of required remedial actions.
- The timing and various types of environmental expenditures, such as investigatory, remedial, capital and operations, and maintenance costs.
- Applicable legal requirements defining remedial goals and methods.
- Progress and stage of existing remedial programs in achieving remedial goals.
- Innovations in remedial technology and expected trends in environmental costs and legal requirements.
- The number, participation level and financial viability of other potentially responsible parties.
- The timing and likelihood of potential recoveries or contributions from other third parties.
- Historical experience.
- The degree of certainty and reliability of all the factors considered.

It is often difficult to estimate the future impact of environmental matters, including potential liabilities, due to the above factors and the lengthy time periods involved in resolving them, which may be up to 30 years or longer. Although we believe that our reserves are currently adequate, there can be no assurance that the amount of capital expenditures and other expenses that will be required for remedial actions and compliance with applicable environmental laws will not exceed the amounts reflected in reserves or will not have a material adverse effect on our consolidated financial condition, results of operations or cash flows. Any possible loss or range of possible loss that may be incurred in excess of amounts provided for as of September 30, 2005, cannot be reasonably estimated.

Lease Commitments

We lease land, buildings and equipment under agreements that expire in various years through 2020. Rental expense under operating leases was $191 million, $230 million and $267 million, net of sublease rental income of $32 million, $38 million and $53 million, for fiscal 2005, 2004 and 2003, respectively. Future minimum lease payments due under non-cancelable operating leases as of September 30, 2005, were $156 million in 2006, $120 million in 2007, $95 million in 2008, $78 million in 2009, $74 million in 2010 and $345 million thereafter. These future minimum lease payments do not include future sublease rental income of $23 million in 2006, $19 million in 2007, $17 million in 2008, $16 million in 2009, $16 million in 2010 and $119 million thereafter. All above amounts include leases that are associated with our restructuring actions.

14. SUBSEQUENT EVENTS

Subsequent to our fourth quarter of fiscal 2005 earnings release, we received a federal income tax refund, settled pending lawsuits, and adjusted the minority interest in a subsidiary. The impact of these items reduced our previously released net income by $2 million during the three and twelve months ended September 30, 2005. The previously released diluted earnings per share also decreased from 8 cents per share to 7 cents per share during the three months ended September 30, 2005.

15. QUARTERLY INFORMATION (UNAUDITED)

(in millions, except per share amounts)	First	Second	Third	Fourth	Total
Year ended September 30, 2005					
Revenues	$ 2,335	$ 2,335	$ 2,340	$ 2,431	$ 9,441
Gross margin	984	975	1,052	1,113	4,124
Provision for (recovery of) bad debts and customer financings	(11)	(11)	(53)	6	(69)
Business restructuring charges (reversals), net	1	(8)	6	(9)	(10)
Other income (expense), net	(46)	43	52	65	114
Income taxes	10	(41)	(34)	(86)	(151)
Net income	174	267	372	372	1,185
Income per common share:					
Net income – basic	0.04	0.06	0.08	0.08	0.27
Net income – diluted	0.04	0.06	0.07	0.07	0.24
Year ended September 30, 2004					
Revenues	$ 2,259	$ 2,194	$ 2,190	$ 2,402	$ 9,045
Gross margin	919	938	947	975	3,779
Recovery of bad debts and customer financings	(14)	(99)	(90)	(27)	(230)
Business restructuring charges (reversals), net	29	(17)	(27)	(5)	(20)
Other income (expense), net	79	(172)	128	205	240
Income taxes	(101)	(22)	(4)	(812)	(939)
Net income	338	68	387	1,209	2,002
Conversion/redemption cost – 8% preferred stock	(1)	-	-	-	(1)
Preferred stock dividends and accretion	12	-	-	-	12
Net income applicable to common shareowners	349	68	387	1,209	2,013
Income per common share:					
Net income applicable to common shareowners – basic	0.08	0.02	0.09	0.28	0.47
Net income applicable to common shareowners – diluted	0.07	0.02	0.08	0.23	0.42

As reflected above, our quarterly results were impacted by charges, recoveries or reversals related to bad debts and customer financings, and restructuring actions among other items. There were no dividends per common share for any of the periods presented. The impact of significant items incurred during the first three interim periods of each fiscal year are discussed in more detail and disclosed in our quarterly reports on Form 10-Q. The quarterly impact of the settlement of our shareowner class action lawsuits and discrete income tax items were as follows:

- Charges (benefits), primarily to adjust the fair value of the warrants that were issued in connection with the settlement of our shareowner class action lawsuits and related insurance recoveries, were $71 million and $(17) million for the first and third quarters of fiscal 2005 and $54 million, $192 million, $(72) million and $(118) million for the four quarters of fiscal 2004.

- The results for the four quarters of fiscal 2004 included the impact of certain discrete tax items related to the reversal of valuation allowances and the favorable settlement of certain prior-year federal and state tax audit matters. Tax-related benefits recognized were $55 million, $56 million and $119 million for the second, third and fourth quarters of fiscal 2005, respectively, and were $123 million, $37 million, $15 million and $828 million, including the recognition of an $816 million net operating loss carryback claim, for the four quarters of fiscal 2004. We also recognized interest income related to these settlements of $5 million, $53 million, $20 million and $10 million during the four quarters of fiscal 2005 and $68 million, $18 million, $4 million and $45 million during the four quarters of fiscal 2004.

SHAREOWNER INQUIRIES
If you are a registered shareowner and have a question about your account, or you would like to report a change in your name or address, please call Lucent's shareowner services and transfer agent, The Bank of New York, toll-free at 1-888-LUCENT6 (1-888-582-3686). If you are outside the United States, you may call collect at (212) 815-3700. If you use a telecommunications device for the hearing impaired (TDD) or a teletypewriter (TTY), call 1-800-711-7072. Customer service representatives are available Monday through Friday from 8 a.m. to 6 p.m. Eastern time. Shareowners also may send inquiries via e-mail to The Bank of New York at **lushareholders@bankofny.com**. Also, you may access your account, get answers to frequently asked questions and obtain commonly used forms at The Bank of New York's Web site, **www.stockbny.com/lucent.**
Or you may write to:
Lucent Technologies
c/o The Bank of New York
P O Box 11009
Church Street Station
New York NY 10286-1009

ANNUAL SHAREOWNERS' MEETING
The 2006 annual meeting of shareowners will be held Wednesday, Feb. 15, 2006, at 9 a.m. EST at the DuPont Theatre, 10th and Market streets, Wilmington, Del.

INTERNET/TELEPHONE VOTING
As a convenience, most Lucent shareowners may vote their proxies via the Internet at **www.proxyvote.com** or by phone. Instructions are in your proxy materials that you receive. Registered shareowners also may sign up to access their annual report and proxy statement over the Internet in the future. Beneficial owners may contact the brokers, banks or other holders of record of their stock to find out whether electronic delivery is available. If you choose electronic delivery, you will not receive the paper form of the annual report and proxy statement. Instead, you will be notified when the materials are available on the Internet.

CEO AND CFO CERTIFICATIONS
In 2005, Lucent's chief executive officer (CEO) provided to the New York Stock Exchange the annual CEO certification regarding Lucent's compliance with the New York Stock Exchange's corporate governance listing standards. In addition, Lucent's CEO and chief financial officer filed with the U.S. Securities and Exchange Commission all required certifications regarding the quality of Lucent's public disclosures in its fiscal 2005 reports.

DIRECT STOCK PURCHASE PLAN
The BuyDIRECT* direct stock purchase plan provides a convenient way to purchase or sell shares of Lucent stock. You can visit The Bank of New York's stock transfer Web site to view the plan brochure, obtain an enrollment form or enroll in the plan directly online at **www.stockbny.com/lucent**. Also, the plan brochure and enrollment form can be requested by mail by calling The Bank of New York at 1-888-LUCENT6 (1-888-582-3686) or write directly to the address shown under SHAREOWNER INQUIRIES at left.

SOCIAL RESPONSIBILITY
One of Lucent's core values is a strong sense of social responsibility, and we are committed to balancing the best interests of our communities, the environment, our employees and our shareowners with the operational needs of our business. That is why we work to develop new materials and processes that make our products and operations more environmentally responsible, insist on the highest standards of business practice and ethics from our people, commit to treating our employees with dignity and respect, and find ways to give back to the communities where we live and work. For more information about our programs and policies in the area of social responsibility, please visit: **www.lucent.com/social**

STOCK DATA
Lucent stock is traded in the United States on the New York Stock Exchange under the ticker symbol LU.

Shares outstanding as of Oct. 1, 2005: 4,447,164,940
Shareowners of record as of Oct. 1, 2005: 1,305,200

QUARTERLY RESULTS
Lucent usually reports its results during the latter part of January, April, July and October.

HEADQUARTERS
Lucent Technologies
600 Mountain Ave.
Murray Hill, NJ 07974-0636

COPIES OF REPORTS
If you would like to order additional copies of this report, please call 1-888-LUCENT6 (1-888-582-3686). To view this report online, or to order copies of our latest filings with the Securities and Exchange Commission, visit our Investor Relations Web site at: **www.lucent.com/investor**. If you have more than one account in your name or the same address as other shareowners of record, you may authorize us to discontinue mailing of multiple annual reports and proxy statements and certain other mailings. If you would like to set up this process (known as "householding"), please contact your bank, broker or other holder of record.

LUCENT ON THE WEB

www.lucent.com

Investor Information
www.lucent.com/investor

Corporate Information
www.lucent.com/corpinfo

Products, Services and Solutions
www.lucent.com/solutions

Latest News
www.lucent.com/news

Employment
www.lucent.com/work

Research/Technology
www.bell-labs.com


Lucent Technologies
Service Providers
Enterprises
Federal Government
Partners/Developers
Deliver more Value over IP
Lucent's Convergence Solutions
enable the blended lifestyle services
subscribers demand

*BuyDIRECT is a service mark of The Bank of New York.

This document is recyclable.

©2005 Lucent Technologies Inc. Printed in the USA.

2006 Annual Meeting

DuPont Theatre
10th & Market Streets
Wilmington, Delaware 19801


12th Street
Delaware Avenue
11th Street
95
Adams Street
Washington Street
Tatnall Street
Orange Street
Market St.

Directions

From Philadelphia on I-95 South
Follow I-95 South to Exit 7A marked "Route 52, South Delaware Avenue" (11th Street). Follow 11th Street in the middle lane through five traffic lights. The DuPont Theatre is on the right in the Hotel duPont.

From Baltimore on I-95 North
Take I-95 North to Wilmington Exit 7 marked "Route 52, Delaware Avenue." From right lane take Exit 7 onto Adams Street. At the third traffic light on Adams Street, turn right onto 11th Street. Follow 11th Street through five traffic lights. The DuPont Theatre is on the right in the Hotel duPont.

Watch our Web site for
the latest business developments
www.lucent.com

Lucent Technologies
Bell Labs Innovations

